As filed with the Securities and Exchange Commission on July 6, 2005
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Town Sports International Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7997	20-0640002
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

888 Seventh Avenue (25th Floor)
New York, New York 10106
(212) 246-6700
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert J. Giardina
Chief Executive Officer
Town Sports International Holdings, Inc.
888 Seventh Avenue (25th Floor)
New York, New York 10106
(212) 246-6700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Julie M. Allen, Esq.	William M. Hartnett, Esq.
James P. Gerkis, Esq.	Cahill Gordon & Reindel llp
Proskauer Rose LLP	80 Pine Street
1585 Broadway	New York, New York 10005
New York, New York 10036	Telephone: (212) 701-3000
Telephone: (212) 969-3000	Facsimile: (212) 269-5420
Facsimile: (212) 969-2900

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to Be Registered	Aggregate Offering Price(1)	Registration Fee(2)

Common Stock, par value $0.001 per share	$172,500,000	$20,303.25

(1)	Estimated solely for purpose of calculating the registration fee for this offering in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 6, 2005
                             Shares
Common Stock

        We are selling                      shares of common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $                    and $                     per share. We will apply to list our common stock on The NASDAQ National Market under the symbol CLUB.
      The underwriters have an option to purchase a maximum of                      additional shares from the selling stockholders to cover over-allotments of shares. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.
      Investing in our common stock involves risks. See “Risk Factors” on page 11.

Underwriting
		Discounts and	Proceeds to
	Price to Public	Commissions	Town Sports

Per share	$	$	$
Total	$	$	$
      Delivery of the shares of common stock will be made on or about                     , 2005.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Deutsche Bank Securities

Goldman, Sachs & Co.
The date of this prospectus is                     , 2005

new york sports clubs

BSC
boston sports

WSC
washington sports clubs

PSC
philadelphia sports clubs
PSC
philadelphia sports clubs

where you live. where you work.

NYSC

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY
      This summary highlights the information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed in the “Risk Factors” section of this prospectus and our consolidated financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.
Our Company
      We are one of the two leading owners and operators of fitness clubs in the Northeast and Mid-Atlantic regions of the United States and the third largest fitness club operator in the United States, in each case as measured by number of clubs. As of March 31, 2005, we owned and operated 138 fitness clubs and partly owned and operated two fitness clubs. These 140 clubs collectively served approximately 398,000 members. We have developed and refined our urban-commuter fitness club model through our clustering strategy, offering fitness clubs close to our members’ work and home. Our club model targets the “upper value” market segment, comprising individuals aged between 21 and 50 with income levels between $50,000 and $150,000 per year. We believe that the upper value segment is not only the broadest segment of the market, but also the segment with the greatest growth opportunities.
      Our revenues, operating income, net loss and EBITDA for the twelve months ended March 31, 2005 were $360.7 million, $39.3 million, $1.7 million and $78.4 million, respectively. Our revenues, operating income, net loss and EBITDA for the year ended December 31, 2004 were $353.0 million, $34.3 million, $3.9 million and $72.7 million, respectively. Our revenues, operating income, net income and EBITDA for the three months ended March 31, 2005 were $93.8 million, $9.6 million, $0.2 million and $19.8 million, respectively.
      Our goal is to be the most recognized health club network in each of the four major metropolitan regions we serve. We believe that our strategy of clustering clubs provides significant benefits to our members and allows us to achieve strategic operating advantages. In each of our markets, we have developed clusters by initially opening or acquiring clubs located in the more central urban markets of the region and then branching out from these urban centers to suburbs and neighboring communities. Capitalizing on this clustering of clubs, as of March 31, 2005, approximately half of our members participated in our passport membership plan that allows unlimited access to all of our clubs in our clusters for a higher monthly membership fee.
      We have executed our clustering strategy successfully in the New York region through the network of fitness clubs we operate under our New York Sports Clubs brand name. We are the largest fitness club operator in Manhattan with 37 locations (more than twice as many as our nearest competitor) and operate a total of 94 clubs under the New York Sports Clubs brand name within a 50 mile radius of New York City. We operate 19 clubs in the Boston region under our Boston Sports Clubs brand name, 18 clubs in the Washington, D.C. region under our Washington Sports Clubs brand name and have begun establishing a similar cluster in the Philadelphia region with six clubs under our Philadelphia Sports Clubs brand name. In addition, we operate three clubs in Switzerland. We employ localized brand names for our clubs to create an image and atmosphere consistent with the local community and to foster recognition as a local network of quality fitness clubs rather than a national chain.
      Over our 31-year history, we have developed and refined a model club format, which we call fitness-only, that allows us to cost-effectively construct and efficiently operate our fitness clubs. The average size of our clubs is approximately 24,000 square feet. Clubs typically have an open fitness area to accommodate cardiovascular and strength-training exercise, as well as special purpose rooms for group fitness class instruction and other exercise programs, as well as massage. Locker rooms generally include saunas and steam rooms, as well as daily and rental lockers. We seek to provide a broad array of high-quality exercise programs and equipment that are popular and effective, promoting the quality exercise experience that we strive to make available to our members. When developing clubs, we carefully examine the potential membership base and the likely demand for supplemental offerings such as squash, basketball, racquetball, tennis or swimming and, provided suitable real estate is available, we will add these offerings to our fitness-only model. For example, a suburban club in a family market may include Sports Clubs for Kids programs, which can include swim lessons and sports camps.
Industry Overview
      Total U.S. fitness club industry revenues increased at a compound annual growth rate, or CAGR, of 7.7% from $6.5 billion in 1993 to $14.8 billion in 2004, according to the International Health, Racquet and Sportsclub Association, or IHRSA. Total U.S. fitness club memberships increased at a compound annual growth rate of 5.5% from 22.9 million in 1993 to 41.3 million in 2004, according to IHRSA.
U.S. Fitness Club Industry Revenues
($ in billions)
IHRSA Profiles of Success 2004; IHRSA Global Report 2005.
U.S. Fitness Club Memberships
(in millions)
IHRSA/ American Sports Data Health Club Trend Report.
     Demographic trends have helped drive the growth experienced by the fitness industry over the past decade. The industry has benefited from the aging of the “baby boomer” generation and the coming of age of their offspring, the “echo boomers” (ages eight to 26). Government-sponsored reports, such as the Surgeon General’s Report on Physical Activity & Health (1996) and the Call to Action to Prevent and Decrease Overweight and Obesity (2001), have helped to increase the general awareness of the benefits of physical exercise to these demographic segments over those of prior generations. Membership penetration (defined as club members as a percentage of the total U.S. population over the age of six) has increased significantly from 7.4% in 1990 to 14.0% in 2003, according to the IHRSA/ American Sports Data Health Club Trend Report.
      Notwithstanding these longstanding growth trends, the fitness club industry continues to be highly fragmented. Less than 10.0% of clubs in the United States are owned and operated by companies that own more than 25 clubs, and the two largest fitness club operators each generate less than 7.0% of total United States fitness club revenues, according to management estimates.
      As a large operator with recognized brand names, leading regional market shares and an established operating history, we believe we are well positioned to benefit from these favorable industry dynamics.

Competitive Strengths
      We believe the following competitive strengths are instrumental to our success:
      Strong market position with leading brands. We are the third largest fitness club operator in the United States, as measured by number of clubs. We are also one of the two leading owners and operators of fitness clubs in the Northeast and Mid-Atlantic regions of the United States. We are the largest fitness club owner and operator in the New York and Boston regions, and we believe we are the second largest owner and operator in the Washington, D.C. region and the third largest in the Philadelphia region. We attribute our leadership positions in these markets in part to the strength of our localized brand names, which foster recognition as a local network of quality fitness clubs.
      Regional clustering strategy providing significant benefits to members. By operating a network of clubs in a concentrated geographic area, the value of our memberships is enhanced by our ability to offer members access to any of our clubs through our Passport Membership, which provides the convenience of having fitness clubs near a member’s work and home. Approximately half of our members have a Passport Membership plan, and because these memberships offer enhanced privileges and greater convenience, they generate higher monthly dues than single club memberships. Regional clustering also allows us to provide special facilities within a local area, such as swimming pools and squash, tennis and basketball courts, without offering them at every location. In addition, our regional clustering strategy is attractive to corporations seeking group memberships.
      Regional clustering strategy designed to maximize revenues and achieve economies of scale. We believe our regional clustering strategy allows us to maximize revenue and earnings growth by providing high-quality, conveniently located fitness facilities on a cost-effective basis while making it more difficult for potential new entrants into our markets. Regional clustering has allowed us to create an extensive network of clubs in our core markets, in addition to a widely recognized brand with strong local identity. We believe that potential new entrants would need to establish or acquire a large number of clubs in a market to effectively compete with us. We believe that this would be difficult given the relative scarcity of suitable sites in our markets. Our clustering strategy also enables us to achieve economies of scale with regard to sales, marketing, purchasing, general operations and corporate administrative expenses, and to reduce our capital spending needs.
      Expertise in site selection and development process. We believe that our expertise in site selection and development provides a significant advantage over our competitors given the real estate markets in the cities in which we operate and the relative scarcity of suitable sites. Before opening or acquiring a new club, we undertake a rigorous process involving demographic and competitive analysis, financial modeling, site selection and negotiation of lease and acquisition terms to ensure that a location meets our criteria for a model club. We believe our flexible club formats are well suited to the challenging real estate environments in our markets.
      Proven and predictable club-level economic model. We have established a track record of consistent growth in revenue and profitability across our club base. We opened or acquired 61 clubs between January 1, 1996 and December 31, 1999. Of these, our wholly owned clubs that have been in operation from January 1, 2000 through December 31, 2004 generated revenues and operating income (after corporate expenses allocated on a revenue basis) of $157.6 million and $22.4 million, respectively, during the year ended December 31, 2004, as compared to $132.1 million and $9.8 million, respectively, during the year ended December 31, 2000. We believe that the track record of our mature clubs provides a reasonable basis for expected improved performance in our recently opened clubs and continued investment in new clubs. In addition, for the year ended December 31, 2004, and the three months ended March 31, 2005, revenues from clubs that have been open for more than 24 months grew at 2.1% and 4.8%, respectively. Further, we have demonstrated our ability to deliver similar club-level returns in varying club formats and sizes.
      Experienced management team. We believe that our management team is one of the most experienced management teams in the industry. Our four senior executives have over 75 years of combined experience in the fitness club industry and have been working together at Town Sports since 1990. We believe that our management has the depth, experience and motivation to manage our growth. In the aggregate, our entire management team owns approximately 29% of our common stock before this offering, and will own      % of our common stock after this offering, in each case on a fully diluted basis.
Business Strategy
      We intend to continue to grow our revenues, earnings and cash flows using the following strategies:
      Drive comparable club revenue and profitability growth. In each of the last four quarters ended March 31, 2005, comparable club revenue growth has increased as follows: 1.6%, 4.1%, 4.6% and 6.0%. We define comparable club revenue as revenue at those clubs that were operated by us for over 12 months and comparable club revenue growth as revenue for the thirteenth month and thereafter as applicable as compared to the same period at the prior year. For the year ended December 31, 2004, comparable club revenue growth was 2.5%. From April 1, 2004 to March 31, 2005, our comparable club revenues increased by an average of 4.1% per quarter as a result of our recent strategic initiatives, including our new commit membership plan and focus on growing ancillary revenues. The commit membership model that we recently implemented encourages new members to commit to a one- or two-year membership at a discount to our month-to-month plan. Since the implementation of the new membership model, attrition rates have declined dramatically and comparable club revenues have increased. We intend to capitalize on this recent momentum to drive revenue and profitability growth by increasing our membership base as well as the amount of revenue that we generate from each member. Our margins will also continue to improve as the positive comparable club revenue growth allows us to leverage our fixed-cost base.
      Increase number of clubs by expanding within regional clusters. We intend to strengthen our market position and to increase revenues and earnings in our existing markets through the opening of new clubs and the acquisition of existing clubs. Our expertise in the site selection and development process combined with our proven and predictable club-level economic model enables us to generate significant returns from the opening of new clubs. We have currently identified over 100 urban and suburban locations in our existing markets that we believe possess the criteria for a model club. In addition, we have identified further growth opportunities in secondary markets located near our existing markets.
      Grow ancillary and other non-membership revenues. We intend to grow our ancillary and other non-membership revenues through a continued focus on increasing the additional value-added services that we provide to our members as well as capitalizing on the opportunities for other non-membership revenues such as in-club advertising and retail sales. Non-membership revenues have increased from $32.4 million, or 14.5% of revenues for the year ended December 31, 2000, to $57.9 million, or 16.4% of revenues for the year ended December 31, 2004. We intend to continue to expand the current range of value-added services and programs that we offer to our members, such as personal training, massage, Sports Clubs for Kids and Group Exclusives. These sources of ancillary and other non-membership revenues generate incremental profits with minimal capital investment and assist in attracting and retaining members.
      Realize benefits from maturation of recently opened clubs. From April 1, 2002 to March 31, 2005, we opened or acquired 19 clubs. We believe that our recent financial performance does not fully reflect the benefit of these clubs. Based on our experience, a new club tends to achieve significant increases in revenues during its first three years of operation as the number of members grow. Because there is relatively little incremental cost associated with such increasing revenues, there is a greater proportionate increase in profitability. We believe that the revenues and profitability of these 19 clubs will significantly improve as the clubs reach maturity.
      Execute new business initiatives. We continually undertake initiatives to improve our business. For example, we introduced Xpressline, a circuit workout that can be completed in 22 minutes, to make exercise more accessible for busy members. This program as well as other new initiatives increases both convenience and service to members, thereby enhancing our member loyalty. We undertook a statistical multi-variable testing study and found 400 initiatives that could be undertaken to improve our business. Of those, we tested 25 and are currently in the process of implementing seven initiatives in a combination that we believe will increase our membership and ancillary revenues and reduce attrition. We established a separate corporate sales division in the fourth quarter of 2004 with 20 full-time employees who target or focus on companies with more than 100 workers. In addition, we established an on-line corporate sales program in the first quarter of 2005. We believe these changes will lead to an increase in new corporate memberships in the future. Currently, 20% of our members have corporate memberships.
Company History
      We were founded in 1973. Since our four senior executives began working together for us in 1990, through the end of 2004:

•	we grew our number of clubs from nine to 140;

•	we grew our revenues at a compound annual growth rate of 27.0%, from $10.8 million to $353.0 million;

•	we improved our annual operating income from $0.1 million to $34.3 million;

•	our annual net loss increased from $0.6 million to $3.9 million; and

•	we grew our EBITDA at a compound annual growth rate of 36.0%, from $0.8 million to $72.7 million.
      In the mid-1990s, we began a period of rapid growth by acquiring individual clubs and two-to-six club chains in suburban regions. After the terrorist attacks of September 11, 2001, we shifted our focus from growth to improving operations at our existing clubs and understanding the changing market dynamics in the metropolitan areas in which we operated. By 2004, after beginning to see the benefits of our strategic initiatives, including the selling of one-and two-year commit memberships, we returned our focus to the development of new clubs.

      Our business is incorporated in the State of Delaware. Our principal executive offices are located at 888 Seventh Avenue (25th Floor), New York, New York 10106. Our telephone number is (212) 246-6700. The address of our principal web site is www.mysportsclubs.com. Our web site address is provided for information purposes only and the information contained on our web site does not constitute part of this prospectus.
      New York Sports Clubs®, Boston Sports Clubs®, Washington Sports Clubs® and Philadelphia Sports Clubs® are our registered trademarks. This prospectus contains other product names, trademarks, tradenames and service marks of TSI.
      In this prospectus, unless otherwise stated or the context otherwise indicates, references to “TSI Holdings,” “Town Sports,” “TSI,” “we,” “us,” “our” and similar references refer to Town Sports International Holdings, Inc. and its subsidiaries, and references to “TSI, Inc.” refer to Town Sports International, Inc.

The Offering

Common stock offered by Town Sports	shares

Common stock offered by the selling stockholders	shares, if the underwriters exercise their over-allotment option in full

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds to us from this offering to redeem a portion of our existing senior discount notes and TSI, Inc.’s senior notes and pay related premiums and interest thereon through the redemption date. At March 31, 2005, the aggregate principal amount of redeemable debt was approximately $138.7 million.

The selling stockholders will receive proceeds only if the underwriters exercise their over-allotment option. We will not receive any proceeds from any sale of shares by the selling stockholders.

Proposed NASDAQ National Market symbol	CLUB
      The number of shares of our common stock to be outstanding after this offering is based on 1,309,123 shares of common stock outstanding as of June 1, 2005. Except as otherwise stated, the common stock information we present in this prospectus:

•	excludes 88,446 shares of common stock issuable upon exercise of options outstanding as of June 1, 2005 at a weighted average exercise price of $65.51 per share;

•	excludes an additional 4,177 shares of common stock reserved for issuance under our stock option plan;

•	assumes no exercise of stock options after June 1, 2005; and

•	assumes no exercise of the underwriters’ over-allotment option.
      All club data that we present in this prospectus is as of March 31, 2005, except as otherwise stated.

Summary Consolidated Financial and Other Data
(In thousands, except share, per share, club and membership data)
      We present our summary consolidated financial data in the following table to aid you in your analysis of a potential investment in our common stock. The summary consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere herein. The summary consolidated balance sheet data as of March 31, 2005 and the summary consolidated statement of operations data for the three months ended March 31, 2004 and 2005 have been derived from our unaudited consolidated financial statements included elsewhere herein. In the opinion of management, the unaudited information has been prepared substantially on the same basis as our audited consolidated financial statements appearing elsewhere herein and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited consolidated quarterly results of operations and unaudited consolidated balance sheet data. The summary consolidated statement of operations data for the 12 months ended March 31, 2005 have been derived from our audited and unaudited financial statements. Other data and club and membership data for all periods presented have been derived from our unaudited books and records. Our historical results are not necessarily indicative of results for any future period and interim results are not necessarily indicative of results for any future interim period or for a full year. You should read this data in conjunction with the “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our consolidated financial statements and the related notes appearing at the end of this prospectus. The pro forma basic and diluted earnings (loss) per share gives effect to the issuance of                      shares of our common stock in this offering, as if it had occurred at the beginning of the periods presented. The pro forma balance sheet data reflects our sale of                      shares of our common stock in this offering at an assumed public offering price of $           per share, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

					Twelve Months	Three Months Ended
	Year Ended December 31,				Ended	March 31,
					March 31,
	2002	2003	2004		2005	2004	2005

Statement of Operations Data:
Revenues	$318,055	$341,172		$353,031	$360,749	$86,128		$93,846
Total operating expenses	281,334	298,576		318,739	321,499	81,501		84,261
Operating income	36,721	42,596		34,292	39,250	4,627		9,585
Net income (loss)	10,507	7,429		(3,905)	(1,668)	(2,058)		179
Net income (loss) attributable to common stockholders(1)	$(1,036)	$(3,555)		$(4,689)	$(1,668)	$(2,841)		$179

Earnings (loss) per share:
Basic	$(0.83)	$(2.85)		$(3.61)		$(2.26)		$0.14

Diluted(2)	$(0.76)	$(2.85)		$(3.61)		$(2.26)		$0.14

Weighted average number of shares used in calculating earnings (loss) per share:
Basic	1,247,674	1,247,674		1,299,332		1,259,197		1,312,289

Diluted(2)	1,307,228	1,247,674		1,299,332		1,259,197		1,314,562

Pro forma earnings (loss) per share:
Basic			$				$

Diluted(2)			$				$

Weighted average number of shares used in calculating pro forma earnings (loss) per share:
Basic

Diluted(2)

	As of March 31, 2005

	Actual	Pro Forma

Balance Sheet Data:
Cash and cash equivalents	$71,778	$
Working capital	12,149
Total assets	399,596
Long-term debt, including current installments	399,963
Total stockholders’ (deficit) equity	(117,192)

				Twelve Months	Three Months Ended
	Year Ended December 31,			Ended	March 31,
				March 31,
	2002	2003	2004	2005	2004	2005

Other Data:
EBITDA(3)	$68,385	$71,119	$72,654	$78,368	$14,080	$19,794
EBITDA margin(4)	21.5%	20.8%	20.6%	21.7%	16.3%	21.1%

				Twelve Months	Three Months Ended
	Year Ended December 31,			Ended	March 31,
				March 31,
	2002	2003	2004	2005	2004	2005

Club and Membership Data:
New clubs opened	8	3	5	5	3	3
Clubs acquired	4	—	3	3	—	—
Clubs closed, relocated or sold	(2)	(3)	—	—	—	—
Wholly owned clubs operated at end of period	127	127	135	138	130	138
Total clubs operated at end of period(5)	129	129	137	140	132	140
Members at end of period(6)	342,000	342,000	383,000	398,000	365,000	398,000
Comparable club revenue increase (decrease)(7)	5.8%	3.5%	2.5%	4.1%	(0.1)%	6.0%
Mature club revenue increase (decrease)(8)	4.1%	1.6%	2.1%	3.3%	(0.5)%	4.8%
Revenue per weighted average club(9)	$2,581	$2,680	$2,680	$2,698	$668	$685
Average revenue per member(10)	964	987	960	957	243	240

(1)	Following accreted dividends on preferred stock.

(2)	The diluted weighted average number of shares used in calculating earnings (loss) per share is the weighted average number of shares of common stock plus the weighted average conversion of any dilutive common stock equivalents, such as the assumed weighted average exercise of dilutive stock options using the treasury stock method. For the years ended December 31, 2003 and 2004 and the three months ended March 31, 2004, these common stock equivalents were antidilutive and have been excluded from the diluted weighted average number of shares. For the year ended December 31, 2002 and the three months ended March 31, 2005, the shares issuable upon the exercise of stock options were dilutive. The number of shares excluded from the computation of diluted earnings per share was 52,807 and 15,191 for the years ended December 31, 2003 and 2004, respectively, and 38,710 for the three months ended March 31, 2004. For the year ended December 31, 2002 and the three months ended March 31, 2005, non-cash compensation expense of $38 and $9, respectively, has been added back to net income (loss) attributable to common stockholders in determining diluted earnings per share.

The following table summarizes the weighted average number of shares of common stock outstanding for basic and diluted earnings per share computations:

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

Weighted average number of shares outstanding — basic	1,247,674	1,247,674	1,299,332	1,259,197	1,312,289
Effect of dilutive stock options	59,554	—	—	—	2,273

Weighted average number of shares outstanding — diluted	1,307,228	1,247,674	1,299,332	1,259,197	1,314,562

(3)	EBITDA consists of net income (loss) plus interest expense, net of interest income, provision for (benefit from) corporate income taxes and depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with generally accepted accounting principles (GAAP). We use EBITDA as a measure of operating performance. EBITDA should not be considered as a substitute for net income, operating income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with GAAP. The funds depicted by EBITDA are not necessarily available for discretionary use if they are reserved for particular capital purposes, to maintain compliance with debt covenants, to service debt or to pay taxes. Additional details related to EBITDA are provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

The following table reconciles net income (loss), the most directly comparable GAAP measure, to EBITDA:

				Twelve Months	Three Months Ended
	Year Ended December 31,			Ended	March 31,
				March 31,
	2002	2003	2004	2005	2004	2005

Net income (loss)	$10,507	$7,429	$(3,905)	$(1,668)	$(2,058)	$179
Interest expense, net of interest income	16,421	23,226	38,600	39,712	8,638	9,750
Provision for (benefit from) corporate income taxes	9,709	5,537	1,090	2,833	(1,617)	126
Cumulative effect of change in accounting principle	689	—	—	—	—	—
Loss from discontinued operations	767	—	—	—	—	—
Equity in the earnings of investees and rental income	(1,372)	(1,369)	(1,493)	(1,627)	(336)	(470)
Loss on extinguishment of debt	—	7,773	—	—	—	—

Operating income	36,721	42,596	34,292	39,250	4,627	9,585
Loss from discontinued operations	(767)	—	—	—	—	—
Equity in the earnings of investees and rental income	1,372	1,369	1,493	1,627	336	470
Cumulative effect of change in accounting principle	(689)	—	—	—	—	—
Loss on extinguishment of debt	—	(7,773)	—	—	—	—
Depreciation and amortization	31,748	34,927	36,869	37,491	9,117	9,739

EBITDA	$68,385	$71,119	$72,654	$78,368	$14,080	$19,794

(4)	EBITDA margin is the ratio of EBITDA to total revenue.

(5)	Includes wholly owned and partly owned clubs. In addition, as of December 31, 2004 and March 31, 2005, we managed four university fitness clubs in which we did not have an equity interest.

(6)	Represents members at wholly owned and partly owned clubs.

(7)	Total revenue for a club is included in comparable club revenue increase (decrease) beginning on the first day of the thirteenth full calendar month of the club’s operation.

(8)	We define mature club revenue as revenue from clubs operated by us for more than 24 months.

(9)	Revenue per weighted average club is calculated as total revenue divided by the product of the total number of clubs and their weighted average months in operation as a percentage of the period.

(10)	Average revenue per member is total revenue for the period divided by the average number of memberships for the period, where average number of memberships for the period is derived by dividing the sum of the total memberships at the end of each month during the period by the total number of months in the period.

RISK FACTORS
      An investment in our common stock involves a high degree of risk. You should consider carefully the risks described below, together with the other information contained in this prospectus, before deciding to invest in our common stock. These risks could have a material and adverse impact on our business, results of operations and financial condition. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.
Risks Related to Our Business

We may be unable to attract and retain members, which could have a negative effect on our business.
      The performance of our clubs is dependent on our ability to attract and retain members, and we may not be successful in these efforts. Many of our members can cancel their club membership at any time upon 30 days’ notice. In addition, there are numerous factors that have in the past and could in the future lead to a decline in membership levels at established clubs or that could prevent us from increasing our membership at newer clubs, including harm to our reputation, a decline in our ability to deliver quality service at a competitive cost, the presence of direct and indirect competition in the areas in which the clubs are located, the public’s interest in sports and fitness clubs and general economic conditions. As a result of these factors, membership levels might not be adequate to maintain or permit the expansion of our operations. In addition, a decline in membership levels may have a material adverse effect on our performance, financial condition and results of operations.

Our geographic concentration heightens our exposure to adverse regional developments.
      As of March 31, 2005, we operated 94 fitness clubs in the New York metropolitan market, 19 fitness clubs in the Boston market, 18 fitness clubs in the Washington, D.C. market, six fitness clubs in the Philadelphia market and three fitness clubs in Switzerland. Our geographic concentration in the Northeast and Mid-Atlantic regions and, in particular, the New York area, heightens our exposure to adverse developments related to competition, as well as, economic and demographic changes in these regions. Our geographic concentration might result in a material adverse effect on our business, financial condition or results of operations in the future.

The level of competition in the fitness club industry could negatively impact our revenue growth rates and profits.
      The fitness club industry is competitive and continues to become more competitive. We compete with other fitness clubs, physical fitness and recreational facilities established by local governments, hospitals and businesses for their employees, amenity and condominium clubs, the YMCA and similar organizations and, to a certain extent, with racquet and tennis and other athletic clubs, country clubs, weight reducing salons and the home-use fitness equipment industry. We also compete with other entertainment and retail businesses for the discretionary income in our target demographics. We might not be able to compete effectively in the future in the markets in which we operate. Competitors, which may include companies that are larger and have greater resources than us, may enter these markets to our detriment. These competitive conditions may limit our ability to increase dues without a material loss in membership, attract new members and attract and retain qualified personnel. Additionally, consolidation in the fitness club industry could result in increased competition among participants, particularly large multi-facility operators that are able to compete for attractive acquisition candidates or newly constructed club locations, thereby increasing costs associated with expansion through both acquisitions, and lease negotiation and real estate availability for newly constructed club locations.
      Competitors offering lower pricing and a lower level of service could compete effectively against our facilities if such operators are willing to accept operating margins that are lower than ours. Furthermore, smaller and less expensive weight loss facilities present a competitive alternative for the de-conditioned market. We also face competition from competitors offering comparable or higher pricing with higher levels of service. The trend to larger outer-suburban family fitness centers, in areas where suitable real estate is more likely to be available, could also compete effectively against our suburban fitness-only models.
      In addition, large competitors could enter the urban markets in which we operate to attempt to open a chain of clubs in these markets through one, or a series of, acquisitions.

If we are unable to identify and acquire suitable sites for new clubs, our revenue growth rate and profits may be negatively impacted.
      To successfully expand our business, we must identify and acquire sites that meet the site selection criteria we have established. In addition to finding sites with the right geographical, demographic and other measures we employ in our selection process, we also need to evaluate the penetration of our competitors in the market. We face competition from other health and fitness center operators for sites that meet our criteria, and as a result we may lose those sites, our competitors could copy our format or we could be forced to pay higher prices for those sites. If we are unable to identify and acquire sites for new clubs, our revenue growth rate and profits may be negatively impacted. Additionally, if our analysis of the suitability of a site is incorrect, we may not be able to recover our capital investment in developing and building the new club.

We may experience prolonged periods of losses in our recently opened clubs.
      We have opened a total of 11 new club locations that we have constructed in the 24-month period ended March 31, 2005. Upon opening a club, we typically experience an initial period of club operating losses. Enrollment from pre-sold memberships typically generates insufficient revenue for the club to generate positive cash flow. As a result, a new club typically generates an operating loss in its first full year of operation and substantially lower margins in its second full year of operations than a mature club. These operating losses and lower margins will negatively impact our future results of operations. This negative impact will be increased by the initial expensing of pre-opening costs, which include legal and other costs associated with lease negotiations and permitting and zoning requirements, as well as increased depreciation and amortization expenses, which will further negatively impact net income. We may, at our discretion, accelerate or expand our plans to open new clubs, which may adversely affect results from operations temporarily.

We could be subject to claims related to health or safety risks at our clubs.
      Use of our clubs poses some potential health or safety risks to members or guests through exertion and use of our services and facilities including exercise equipment. Claims against us for death or injury suffered by members or their guests while exercising at a club might be asserted. We might not be able to successfully defend such claims. Additionally, we might not be able to maintain our general liability insurance on acceptable terms in the future or maintain a level of insurance that would provide adequate coverage against potential claims.
      On February 13, 2003, in an action styled Joseph Anaya vs. Town Sports International, Inc. et al., an individual filed suit against us in the Supreme Court of the State of New York, New York County, alleging that on January 14, 2003, he sustained serious bodily injury at one of our club locations. He filed an amended complaint on September 17, 2003, seeking $2 billion in damages. His cause of action seeking punitive damages, in the amount of $250 million, was dismissed on January 26, 2004. While we are unable to determine the ultimate outcome of the above action, we intend to contest the matter vigorously.
      We have in force $51.0 million of insurance to cover claims of this nature. If any such judgment exceeds the amount for which we are covered by insurance by $2.5 million, we would be in default under the credit agreement governing TSI, Inc.’s senior secured revolving credit facility. Also, if any uninsured judgment, when aggregated with any other judgments not covered by insurance equals $5.0 million or more, the judgment would constitute an event of default under the indentures governing TSI, Inc.’s senior notes and our senior discount notes. It is possible that a final settlement or award related to this matter may exceed our insurance coverage.
      Depending upon the outcome, this matter may have a material effect on our consolidated financial position, results of operations or cash flows.

Loss of key personnel and/or failure to attract and retain highly qualified personnel could make it more difficult for us to generate cash flow from operations and service our debt.
      We are dependent on the continued services of our senior management team, particularly Mark N. Smith, Chairman; Robert J. Giardina, Chief Executive Officer; Richard G. Pyle, Chief Financial Officer; Alexander A. Alimanestianu, Chief Development Officer; and Randall C. Stephen, Chief Operating Officer. We believe the loss of such key personnel could have a material adverse effect on us and our financial performance. Currently, we do not have any long-term employment agreements with our executive officers, and we may not be able to attract and retain sufficient qualified personnel to meet our business needs.

We are subject to extensive government regulation and changes in these regulations could have a negative effect on our financial condition.
      Our operations and business practices are subject to federal, state and local government regulation in the various jurisdictions in which our clubs are located, including: (1) general rules and regulations of the Federal Trade Commission, state and local consumer protection agencies and state statutes that prescribe certain forms and provisions of membership contracts and that govern the advertising, sale, financing and collection of such memberships, (2) state and local health regulations, (3) federal regulation of health and nutritional supplements and (4) regulation of rehabilitation service providers.
      Statutes and regulations affecting the fitness industry have been enacted in jurisdictions in which we conduct business; many others into which we may expand have adopted or likely will adopt similar legislation. Typically, these statutes and regulations prescribe certain forms and provisions of membership contracts, afford members the right to cancel the contract within a specified time period after signing, require an escrow of funds received from pre-opening sales or the posting of a bond or proof of financial responsibility, and may establish maximum prices for membership contracts and limitations on the term of contracts. In addition, we are subject to numerous other types of federal and state regulations governing the sale of memberships. These laws and regulations are subject to varying interpretations by a number of state and federal enforcement agencies and courts. We maintain internal review procedures in order to comply with these requirements, and believe that our activities are in substantial compliance with all applicable statutes, rules and decisions.
      Under so-called state “cooling-off” statutes, a new member has the right to cancel his or her membership for a short period after joining set by the applicable law in the relevant jurisdiction and, in such event, is entitled to a refund of any initiation fee and dues paid. In addition, our membership contracts provide that a member may cancel his or her membership at any time for medical reasons or relocation a certain distance from the nearest club. The specific procedures and reasons for cancellation vary due to differing laws in the respective jurisdictions. In each instance, the canceling member is entitled to a refund of unused prepaid amounts only. Furthermore, where permitted by law, a fee is due upon cancellation and we may offset such amount against any refunds owed.
      Changes in any statutes, rules or regulations could have a material adverse effect on our financial condition and results of operations.

Terrorism and the uncertainty of armed conflicts may have a material adverse effect on clubs and our operating results.
      Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the markets in which we operate, our operating results or the market on which our common stock will trade. Our geographic concentration in the major cities in the Northeast and Mid-Atlantic regions and, in particular, the New York and

Washington, D.C. areas, heightens our exposure to any such future terrorist attacks, which may adversely affect our clubs and result in a decrease in our revenues. The potential near-term and long-term effect these attacks may have for our members, the markets for our services and the market for our common stock are uncertain; however, their occurrence can be expected to further negatively affect the United States economy generally, and specifically the regional markets in which we operate. The consequences of any terrorist attacks or any armed conflicts are unpredictable; and we may not be able to foresee events that could have an adverse effect on our business.

Disruptions and failures involving our proprietary information systems could cause customer dissatisfaction and adversely affect our billing and other administrative functions.
      The continuing and uninterrupted performance of our information systems is critical to our success. Our members may become dissatisfied by any systems disruption or failure that interrupts our ability to provide our services to them, including programs and adequate staffing. Disruptions or failures that affect our billing and other administrative functions could have an adverse affect on our operating results.
      We use a proprietary system developed internally to bill our members, track and analyze sales and membership statistics, the frequency and timing of member workouts, multi-club utilization, value-added services and demographic profiles by member. This system also assists us in evaluating staffing needs and program offerings. Correcting any disruptions or failures that affected our proprietary system could be difficult, time-consuming or expensive because we would need to use experts familiar with our system.
      We have implemented numerous infrastructure changes to accommodate our growth, provide network redundancy, increase efficiencies in operations and improve management of all components of our technical architecture. In 2004, we constructed our disaster recovery site as well as a purpose-built member call center in a facility in Pennsylvania. The disaster recovery facility, including full network redundancy, will be completely operational for key business systems before the end of 2005. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins, acts of terrorism and similar events could damage either our primary or back-up systems. In addition, computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect our online sites. Any system disruption or failure, security breach or other damage that interrupts or delays our operations could cause us to lose members and adversely affect our business and results of operations.

The opening of new clubs by us in existing locations may negatively impact our comparable club revenue increases and our operating margins.
      We currently operate clubs throughout the Northeast and Mid-Atlantic regions of the United States. We opened three clubs on February 1, 2005 and we have committed to open 10 additional clubs. Each of these ten openings are in existing markets. With respect to existing markets, it has been our experience that opening new clubs may attract some memberships away from other clubs already operated by us in those markets and diminish their revenues. In addition, as a result of new club openings in existing markets, and because older clubs will represent an increasing proportion of our club base over time, our mature club revenue increases may be lower in future periods than in the past.
      Another result of opening new clubs is that our club operating margins may be lower than they have been historically while the clubs build membership base. We expect both the addition of pre-opening expenses and the lower revenue volumes characteristic of newly opened clubs to affect our club operating margins at these new clubs.

Our continued growth could place strains on our management, employees, information systems and internal controls, which may adversely impact our business and the value of your investment.
      Over the past five years, we have experienced significant growth in our business activities and operations, including an increase in the number of our clubs. Future expansion will place increased demands on our administrative, operational, financial and other resources. Any failure to manage growth effectively could seriously harm our business. To be successful, we will need to continue to improve management information systems and our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, marketing, sales and operations functions. These processes are time-consuming and expensive, increase management responsibilities and divert management attention.

Our cash and cash equivalents are concentrated in one bank.
      Our cash and cash equivalents are held, primarily, in a single commercial bank. These deposits are not collateralized. In the event the bank becomes insolvent, we would be unable to recover most of our cash and cash equivalents deposited at the bank.

The requirements of being a company with listed public equity may strain our resources and distract our management.
      As a company with listed public equity, we will be subject to additional reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and the Sarbanes-Oxley Act of 2002, and become subject to NASDAQ National Market rules promulgated in response to the Sarbanes-Oxley Act. These requirements, such as Section 404 of the Sarbanes-Oxley Act, may place a strain on our systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. As a result, our management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. NASDAQ National Market rules require that a majority of our board of directors be comprised of independent directors and certain committees of our board of directors be comprised solely of independent directors. We cannot assure you that our board and committees will satisfy these requirements in a timely manner. In addition, resignations or other changes in the composition of our board could make it difficult for us to continue to comply with these rules in a timely manner, which could result in the delisting of our common stock from The NASDAQ National Market.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.
      Our stockholders who each own greater than five percent of the outstanding common stock and their affiliates, and our executive officers and directors, in the aggregate, will beneficially own approximately      % of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.
Risks Related to Our Leverage

Our substantial leverage may impair our financial condition and we may incur significant additional debt.
      We currently have a substantial amount of debt. As of March 31, 2005, our total consolidated debt was $400.0 million. On a pro forma basis after giving effect to this offering, our consolidated debt as of March 31, 2005 would have been $           million.

      Our substantial debt could have important consequences, including:

•	making it more difficult for us to satisfy our obligations with respect to our outstanding indebtedness;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions of clubs and other general corporate requirements;

•	requiring a substantial portion of our cash flow from operations for the payment of interest on our debt and reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions of new clubs and general corporate requirements; and

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.
These limitations and consequences may place us at a competitive disadvantage to other less-leveraged competitors.
      Subject to specified limitations, the indentures governing our senior discount notes and TSI, Inc.’s senior notes will permit us and our subsidiaries to incur substantial additional debt. In addition, as of March 31, 2005, we had $44.5 million of unutilized borrowings under our senior secured revolving credit facility, of which $34.6 million was available subject to certain limitations. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

After giving effect to our use of the net proceeds from this offering, servicing our debt will require, in aggregate, approximately $ million (comprised of principal and interest) of cash, and our ability to generate sufficient cash flows depends upon many factors, some of which are beyond our control.
      Our ability to make payments on and refinance our debt and to fund planned capital expenditures depends on our ability to generate cash flows in the future. As of March 31, 2005, our total consolidated debt was $400.0 million. On a pro forma basis after giving effect to this offering, our consolidated debt as of March 31, 2005 would have been $           million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual and Commitments Summary” for a description of our aggregate long-term debt and operating lease obligations as of March 31, 2005. To some extent, our ability to generate cash flows in the future is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We may be unable to continue to generate cash flow from operations at current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may have to refinance all or a portion of our existing debt or obtain additional financing. We cannot assure that any refinancing of this kind would be possible or that any additional financing could be obtained.
      The inability to obtain additional financing could have a material adverse effect on our financial condition and on our ability to meet our obligations under our debt.

We may not have access to the cash flow and other assets of our subsidiaries that may be needed to make payments on our outstanding senior discount notes.
      Our operations are conducted through our subsidiaries and our ability to make payment on our outstanding senior discount notes is dependent on the earnings and the distribution of funds from our subsidiaries. However, none of our subsidiaries are obligated to make funds available to us for payment on our outstanding senior discount notes. In addition, the terms of the indenture governing TSI, Inc.’s existing senior notes and of TSI, Inc.’s senior secured revolving credit facility significantly restrict TSI, Inc. and its subsidiaries from paying dividends and otherwise transferring assets to us. Furthermore, our subsidiaries are permitted under the terms of TSI, Inc.’s senior secured revolving credit facility and other indebtedness (including under the indenture) to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us.

      We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide TSI, Inc. with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on TSI, Inc.’s senior notes when due.

Covenant restrictions under our indebtedness may limit our ability to operate our business and, in such an event, we may not have sufficient assets to settle our indebtedness.
      The indentures governing our senior discount notes and TSI, Inc.’s senior notes and certain of our other agreements regarding our indebtedness contain, among other things, covenants that may restrict our ability to finance future operations or capital needs or to engage in other business activities. The indentures governing our senior discount notes and TSI, Inc.’s senior notes and certain of our other agreements regarding our indebtedness restrict, among other things, our ability and the ability of our restricted subsidiaries to:

•	borrow money;

•	pay dividends or make distributions;

•	purchase or redeem stock;

•	make investments and extend credit;

•	engage in transactions with affiliates;

•	engage in sale-leaseback transactions;

•	consummate certain asset sales;

•	effect a consolidation or merger or sell, transfer, lease or otherwise dispose of all or substantially all of our assets; and

•	create liens on our assets.
      In addition, our senior secured revolving credit facility requires TSI, Inc. to maintain specified financial ratios and satisfy certain financial condition tests that may require us to take action to reduce our debt or to act in a manner contrary to our business objectives. Such ratios include:

•	a ratio not less than ranging from 2.50:1.00 to 3.50:1.00, depending on the period, of EBITDA, as that term is defined in the credit agreement governing our senior secured revolving credit facility, to interest expense;

•	a ratio not greater than ranging from 4.00:1.00 to 2.75:1.00, depending on the period, of indebtedness to EBITDA; and

•	a ratio not greater than 1.00:1.00 of senior secured indebtedness to EBITDA.
      As of March 31, 2005, we are required to maintain an EBITDA to interest expense ratio of no less than 2.75:1.00, an indebtedness to EBITDA ratio of not greater than 3.75:1.00 and a senior secured indebtedness to EBITDA ratio of not greater than 1.00:1.00. As of March 31, 2005, we were in compliance with such ratios and our position relative to such ratios was 3.25:1.00, 3.32:1.00 and 0.14:1.00, respectively.
      Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. We may be unable to meet those tests and the lenders may decide not to waive any failure to meet those tests. A breach of any of these covenants would result in a default under the indenture governing our senior discount notes, TSI, Inc.’s senior secured revolving credit facility and the indenture governing the senior notes issued by TSI, Inc. If an event of default under TSI, Inc.’s senior secured revolving credit facility occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If an event of default occurs under the indenture governing our senior discount notes or the indenture governing the senior notes issued by TSI, Inc., the noteholders could elect to declare due all amounts outstanding thereunder, together with accrued interest. If any such event should occur, we might not have sufficient assets to pay our indebtedness.

Risks Related to This Offering

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.
      Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our common stock may decline, possibly materially.

The price of our common stock may be volatile.
      The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of health and fitness companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results;

•	actual or anticipated changes in the expectations of securities analysts;

•	general economic conditions and trends;

•	the seasonality of our business;

•	the opening of new clubs;

•	major catastrophic events;

•	loss of external funding sources;

•	sales of large blocks of our stock or sales by insiders; or

•	departures of key personnel.
      In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business.

We do not anticipate paying cash dividends on our shares of common stock in the foreseeable future.
      We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. In addition, the terms of our senior secured revolving credit facility and certain of our debt financing agreements prohibit us from paying dividends without the consent of the lenders. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.
      After this offering, we will have outstanding            shares of our common stock. Of these shares, the            shares sold in this offering will be freely tradable except for any shares purchased by our “affiliates” as that term is used in Rule 144 under the Securities Act of 1933, as amended, which we refer to as the Securities Act. The remaining            shares will become available for resale in the public market, in compliance with the requirements of the federal securities laws, at various times commencing 181 days after the date of this prospectus in accordance with lock-up agreements holders of these shares have with the underwriters. However, the underwriters can waive these restrictions and allow these stockholders to sell their shares at any time without prior notice.
      In addition,            shares of our common stock reserved for issuance pursuant to outstanding options will become eligible for sale in the public market once permitted by provisions of the lock-up agreements and Rule 144 or Rule 701 under the Securities Act, as applicable.
      If the            shares or the            shares described above are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could drop significantly.

If you purchase shares of our common stock in this offering, you will experience immediate dilution.
      If you purchase shares of our common stock in this offering, you will experience immediate dilution of $           per share, assuming an initial public offering price of $           per share, because the price that you pay will be substantially greater than the net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon the exercise of options to purchase common stock under our equity incentive plans or if we issue restricted stock to our employees under these plans.

FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements, which are usually accompanied by words such as “may,” “might,” “will,” “should,” “could,” “intends,” “estimates,” “predicts,” “potential,” “continue,” “believes,” “anticipates,” “plans,” “expects” and similar expressions, relate to, without limitation, statements about our market opportunities, our strategy, our competition, our projected revenues and expense levels and the adequacy of our available cash resources. You should not place undue reliance on any of the forward-looking statements contained in this prospectus. Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the various risks described in “Risk Factors” and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.
INDUSTRY AND MARKET DATA
      Industry and market data used throughout this prospectus were obtained through surveys and studies conducted by third parties, industry and general publications (including, without limitation, the International Health, Racquet and Sportsclub Association), internal company research and management estimates. We have not independently verified market and industry data from third-party sources. We believe internal company estimates are reasonable and market definitions are appropriate. Neither such estimates nor these definitions have been verified by any independent sources.

USE OF PROCEEDS
      We estimate that we will receive net proceeds from the sale of the shares of our common stock in this offering of approximately $                     million, assuming an initial public offering price of $           per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The selling stockholders will receive proceeds only if the underwriters exercise their over-allotment option. We will not receive any proceeds from any sale of shares by the selling stockholders.
      We intend to use the net proceeds to us from this offering to redeem a portion of our existing senior discount notes and TSI, Inc.’s senior notes and pay related premiums and interest thereon through the redemption date. The indentures allow us to use the net cash proceeds of this offering to redeem up to 35% of the notes issued under each indenture, in the case of the senior notes at a redemption price equal to 109.625% of the principal amount thereof and in the case of the senior discount notes at a redemption price equal to 111% of the accreted value thereof at the redemption date. At March 31, 2005, the aggregate principal amount of redeemable debt was approximately $138.7 million.
      Pending the use described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY
      On March 15, 2004, our Board of Directors approved a common stock distribution of $52.50 per share to all stockholders of record on March 15, 2004. This distribution totaled $68.9 million and was paid on March 17, 2004. Also, in lieu of a common stock distribution, vested common stock option holders were paid a total of $1.1 million recorded as payroll expense.
      We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Consequently, stockholders will need to sell shares of our common stock to realize a return on their investment, if any.
      The terms of the indenture governing our senior discount notes and TSI, Inc.’s senior secured revolving credit facility significantly restrict the payment of dividends by us. The terms of the indenture governing TSI, Inc.’s senior notes and its senior secured revolving credit facility significantly restrict TSI, Inc. and its subsidiaries from paying dividends to us. Furthermore, our subsidiaries are permitted under the terms of TSI, Inc.’s senior secured revolving credit facility and other indebtedness (including under the indenture governing our senior discount notes and TSI, Inc.’s senior notes) to incur additional indebtedness that may severely restrict or prohibit the payment of dividends by such subsidiaries to us. See “Risk Factors — Our substantial leverage may impair our financial condition and we may incur significant additional debt.”

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2005:

•	on an actual basis; and

•	on a pro forma basis to give effect to our sale of shares of our common stock in this offering at an assumed public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, and our application of the estimated net proceeds as described in the “Use of Proceeds” section of this prospectus.
      You should read the following table in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus and our consolidated financial statements and the related notes appearing at the end of this prospectus.

	As of March 31, 2005

	Actual	Pro Forma

	(In thousands, except
	share and per share data)
Cash and cash equivalents	$71,778	$

Senior secured revolving credit facility(1)	$—		$—
Long-term debt (senior notes), including current installments	255,000
Long-term debt (senior discount notes), including current installments	141,280
Long-term debt (other), including current installments	3,683

Total long-term debt, including current installments	399,963
Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 2,500,000 shares authorized; 1,309,123 shares issued and outstanding, actual; shares issued and outstanding, pro forma	1
Additional paid-in capital	(114,087)
Unearned compensation	(274)
Accumulated other comprehensive income (currency translation adjustment)	731
Retained earnings (accumulated deficit)	(3,563)

Total stockholders’ (deficit) equity	(117,192)

Total capitalization	$282,771	$

(1)	$44,500 of available borrowings, net of $5,500 of outstanding letters of credit.
      The number of shares of our common stock outstanding after this offering is based on the number of shares outstanding as of March 31, 2005. This table excludes:

•	68,446 shares of common stock issuable upon exercise of options at a weighted average exercise price of $84.65 per share; and

•	an additional 24,177 shares of common stock reserved for issuance under our stock option plan.

DILUTION
      Our unaudited pro forma net tangible book value as of March 31, 2005 was approximately $           million, or approximately $           per share. Pro forma net tangible book value per share is determined by dividing the amount of our tangible net worth, or total tangible assets less total liabilities, by the pro forma number of shares of our common stock outstanding. Dilution to new investors represents the difference between the amount per share paid by investors in this offering and the net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to our sale of the shares offered hereby at an assumed initial public offering price of $           per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom, our pro forma net tangible book value as of March 31, 2005 would have been $          , or $           per share. This represents an immediate increase in pro forma net tangible book value of $           per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $           per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2005	$
Increase per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

      The following table sets forth, on a pro forma basis as of March 31, 2005, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors who purchase shares of common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of $           per share:

Total
	Shares Purchased			Consideration
Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%	$		%	$
New investors
$
Total		100.0%		$	100.0%

      The foregoing tables and calculations assume no exercise of any stock options outstanding as of March 31, 2005. Specifically, these tables and calculations exclude:

•	68,446 shares of our common stock issuable upon exercise of options outstanding as of March 31, 2005 at a weighted average exercise price of $84.65 per share; and

•	an additional 24,177 shares of our common stock reserved for issuance under our stock option plan.
New investors will experience additional dilution upon the exercise of options to purchase common stock or if we issue restricted stock to our employees under our plan.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
(In thousands, except share, per share, club and membership data)
      The selected consolidated balance sheet data as of December 31, 2003 and 2004 and the selected consolidated statement of operations and cash flow data for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere herein. The selected consolidated balance sheet data as of March 31, 2005 and the selected consolidated statement of operations and cash flow data for the three months ended March 31, 2004 and 2005 have been derived from our unaudited consolidated financial statements included elsewhere herein. The selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 and the selected consolidated statement of operations and cash flow data for the years ended December 31, 2000 and 2001 have been derived from our audited consolidated financial statements not included herein. In the opinion of management, the unaudited information has been prepared substantially on the same basis as our audited consolidated financial statements appearing elsewhere herein and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited consolidated quarterly results of operations and unaudited consolidated balance sheet data. Other data and club and membership data for all periods presented have been derived from our unaudited books and records. Our historical results are not necessarily indicative of results for any future period and interim results are not necessarily indicative of results for any future interim period or for a full year. You should read these selected consolidated financial and other data, together with the accompanying notes, in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus and our consolidated financial statements and the related notes appearing at the end of this prospectus.

						Three Months Ended
	Year Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

Statement of Operations Data:
Revenues	$222,776	$280,382	$318,055	$341,172	$353,031	$86,128	$93,846

Operating expenses:
Payroll and related	90,801	112,766	129,105	130,585	138,302	36,258	36,396
Club operating	68,806	88,941	99,113	111,069	116,847	27,898	31,449
General and administrative	14,626	18,785	21,368	21,995	24,719	6,226	6,677
Depreciation and amortization(1)	26,248	32,185	31,748	34,927	36,869	9,117	9,739
Goodwill impairment(2)	—	—	—	—	2,002	2,002	—

Operating income	22,295	27,705	36,721	42,596	34,292	4,627	9,585
Loss on extinguishment of debt(3)	—	—	—	7,773	—	—	—
Interest expense, net of interest income	13,120	14,527	16,421	23,226	38,600	8,638	9,750
Equity in the earnings of investees and rental income	(1,052)	(1,251)	(1,372)	(1,369)	(1,493)	(336)	(470)

Income (loss) from continuing operations before provision for (benefit from) corporate income taxes	10,227	14,429	21,672	12,966	(2,815)	(3,675)	305
Provision for (benefit from) corporate income taxes	5,031	6,853	9,709	5,537	1,090	(1,617)	126

Income (loss) from continuing operations	5,196	7,576	11,963	7,429	(3,905)	(2,058)	179

						Three Months Ended
	Year Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

Loss from discontinued operations(4) (including loss on club closure of $996 in 2002), net of income tax benefit of $551	(365)	(530)	(767)	—	—	—	—
Cumulative effect of change in accounting principle, net of income tax benefit of $612(5)	—	—	(689)	—	—	—	—

Net income (loss)	4,831	7,046	10,507	7,429	(3,905)	(2,058)	179
Accreted dividends on preferred stock	(9,016)	(10,201)	(11,543)	(10,984)	(784)	(783)	—

Net income (loss) attributable to common stockholders	$(4,185)	$(3,155)	$(1,036)	$(3,555)	$(4,689)	$(2,841)	$179

Basic earnings (loss) per share:
Continuing operations	$4.24	$6.09	$9.59	$5.95	$(3.01)	$(1.63)	$0.14
Discontinued operations	$(0.30)	$(0.43)	$(0.61)	$—	$—	$—	$—
Change in accounting principle	$—	$—	$(0.55)	$—	$—	$—	$—

Net income (loss)	$(3.42)	$(2.53)	$(0.83)	$(2.85)	$(3.61)	$(2.26)	$0.14

Diluted earnings (loss) per share(6):
Continuing operations	$4.24	$6.09	$9.18	$5.95	$(3.01)	$(1.63)	$0.14
Discontinued operations	$(0.30)	$(0.43)	$(0.59)	$—	$—	$—	$—
Change in accounting principle	$—	$—	$(0.53)	$—	$—	$—	$—

Net income (loss)	$(3.42)	$(2.53)	$(0.76)	$(2.85)	$(3.61)	$(2.26)	$0.14

Weighted average number of shares used in calculating earnings (loss) per share:
Basic	1,225,453	1,244,775	1,247,674	1,247,674	1,299,332	1,259,197	1,312,289

Diluted(6)	1,225,453	1,244,775	1,307,228	1,247,674	1,299,332	1,259,197	1,314,562

	As of December 31,
						As of March 31,
	2000	2001	2002	2003	2004	2005

Balance Sheet Data:
Cash and cash equivalents	$3,365	$5,458	$5,551	$40,802	$57,506	$71,778
Working capital (deficit)	(38,414)	(42,565)	(43,192)	(9,087)	7,259	12,149
Total assets	256,085	296,005	314,250	362,199	384,771	399,596
Long-term debt, including current installments	144,498	163,979	160,943	261,877	396,461	399,963
Redeemable senior preferred stock	48,029	54,687	62,125	—	—	—
Redeemable Series A preferred stock(7)	26,580	30,432	34,841	39,890	—	—
Total stockholders’ deficit(7)(8)	(30,491)	(32,797)	(31,740)	(34,294)	(117,017)	(117,192)

						Three Months Ended
	Year Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

Cash Flow Data:
Cash provided by (used in):
Operating activities	$42,601	$45,073	$54,338	$58,870	$57,125	$19,692	$24,851
Investing activities	(72,076)	(59,083)	(43,715)	(43,351)	(40,686)	(8,241)	(10,190)
Financing activities	5,715	16,103	(10,530)	19,732	265	1,410	(389)
Other Data:
Non-cash rental expense, net of non-cash rental income	2,976	4,224	1,670	1,650	525	332	190
Non-cash compensation expense incurred in connection with stock options	1,836	1,149	1,207	198	64	10	15
EBITDA(9)	49,230	60,611	68,385	71,119	72,654	14,080	19,794
EBITDA margin(10)	22.1%	21.6%	21.5%	20.8%	20.6%	16.3%	21.1%

						Three Months Ended
	Year Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

Club and Membership Data:
New clubs opened	9	12	8	3	5	3	3
Clubs acquired(11)	11	2	4	—	3	—	—
Clubs closed, relocated or sold	(1)	—	(2)	(3)	—	—	—
Wholly owned clubs operated at end of period	103	117	127	127	135	130	138
Total clubs operated at end of period(12)	105	119	129	129	137	132	140
Members at end of period(13)	278,000	317,000	342,000	342,000	383,000	365,000	398,000
Comparable club revenue increase (decrease)(14)	22.6%	14.5%	5.8%	3.5%	2.5%	(0.1)%	6.0%
Mature club revenue increase (decrease)(15)	18.6%	12.3%	4.1%	1.6%	2.1%	(0.5)%	4.8%
Revenue per weighted average club(16)	$2,403	$2,592	$2,581	$2,680	$2,680	$668	$685
Average revenue per member(17)	917	937	964	987	960	243	240

(1)	Effective January 1, 2002 we implemented Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” In connection with this implementation, we no longer amortize goodwill, but rather test it for impairment when circumstances indicate it is necessary, and at a minimum annually. The following table reconciles reported net income to net income adjusted for the impact of SFAS No. 142 for the periods presented:

	Year Ended
	December 31,

	2000	2001

Net income as reported	$4,831	$7,046
Goodwill amortization	3,545	4,436
Deferred tax benefit	(1,064)	(1,344)
Accreted dividends on preferred stock	(9,016)	(10,201)

Net loss attributable to common stockholders as adjusted	$(1,704)	$(63)

(Loss) per share:
Basic	$(1.39)	$(0.05)
Diluted	$(1.39)	$(0.05)

(2)	In the quarter ended March 31, 2004, we performed our annual impairment test. Goodwill impairment testing requires a comparison between the carrying value and fair value of reportable goodwill. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of the impairment loss is measured as the difference between the carrying value and the implied fair value of goodwill, which is determined based on purchase price allocation. As a result of this review, we determined that the goodwill at one of our remote clubs was not recoverable. The goodwill impairment associated with this underperforming club amounted to $2,002. A deferred tax benefit of $881 was recorded in connection with this impairment. Since this club is remote from one of our clusters, it does not benefit from the competitive advantage that our clustered clubs have, and as a result it is more susceptible to competition. We have reduced our projections of future cash flows of this club to take into account the impact of a recent opening of a competitor.

(3)	The $7,773 loss on extinguishment of debt recorded in 2003 is a result of the refinancing of our debt on April 16, 2003. In connection with this refinancing, we wrote off $3,700 of deferred financing costs related to extinguished debt, paid a $3,000 call premium and incurred $1,000 of additional interest on TSI, Inc.’s 9 3/4% notes representing interest incurred during the 30-day redemption notification period.

(4)	In the quarter ended December 31, 2002, we closed or sold two remote underperforming, wholly owned clubs. In connection with the closure of one of the clubs, we recorded club closure costs of $996 related to the write-off of fixed assets. We have accounted for these two clubs as discontinued operations and, accordingly, the results of their operations have been classified as discontinued in our consolidated statement of operations and prior periods have been reclassified in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Revenues and loss from operations from these discontinued clubs was as follows for the periods presented:

	Year Ended December 31,

	2000	2001	2002

Revenues	$1,217	$1,660	$1,607
Loss from operations of discontinued clubs (including loss on club closure of $996 in 2002)	(597)	(894)	(1,318)
Benefit from corporate income tax	(232)	(364)	(551)

Loss from discontinued operations	$(365)	$(530)	$(767)

(5)	Effective January 1, 2002, we implemented SFAS No. 142. In connection with the SFAS No. 142 transitional impairment test, we recorded a $1,300 write-off of goodwill. A deferred tax benefit of $612 was recorded as a result of this goodwill write-off, resulting in a net cumulative effect of change in accounting principle of $689 in 2002. The write-off of goodwill related to four remote underperforming clubs. The impairment test was performed with discounted estimated future cash flows as the criteria for determining fair market value. The impairment loss recorded was measured by comparing the carrying value to the fair value of impaired goodwill.

(6)	The diluted weighted average number of shares used in calculating earnings (loss) per share is the weighted average number of shares of common stock plus the weighted average conversion of any dilutive common stock equivalents, such as the assumed weighted average exercise of dilutive stock options using the treasury stock method. For the years ended December 31, 2000, 2001, 2003 and 2004 and the three months ended March 31, 2004, these common stock equivalents were antidilutive and have been excluded from the diluted weighted average number of shares. For the year ended December 31, 2002 and the three months ended March 31, 2005, the shares issuable upon the exercise of stock options were dilutive. The number of shares excluded from the computation of diluted earnings per share was 64,286, 60,812, 52,807 and 15,191 for the years ended December 31, 2000, 2001, 2003 and 2004, respectively, and 38,710 for the three months ended March 31, 2004. For the year ended December 31, 2002 and the three months ended March 31,

2005, non-cash compensation expense of $38 and $9, respectively, has been added back to net income (loss) attributable to common stockholders in determining diluted earnings per share.

The following table summarizes the weighted average number of shares of common stock outstanding for basic and diluted earnings per share computations:

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

Weighted average number of shares outstanding — basic	1,247,674	1,247,674	1,299,332	1,259,197	1,312,289
Effect of dilutive stock options	59,554	—	—	—	2,273

Weighted average number of shares outstanding — diluted	1,307,228	1,247,674	1,299,332	1,259,197	1,314,562

(7)	We had 153,637 shares of Series A Redeemable Preferred Stock (“Series A stock”) outstanding at December 31, 2000, 2001, 2002 and 2003. We have reclassified our 2001 financial statements to account for a redemption feature included in the Series A stock, in accordance with the guidance in EITF Topic No. D-98, “Classification and Measurement of Redeemable Securities” (“EITF Topic No. D-98”). EITF Topic No. D-98 provides additional guidance on the appropriate classification of redeemable preferred stock upon the occurrence of an event that is not solely within the control of an issuer. EITF Topic No. D-98 requires retroactive application in the first fiscal quarter ending after December 15, 2001 by reclassifying the financial statements of prior periods. The carrying value of the Series A stock, which was previously presented as a component of stockholders’ deficit, has been reclassified as redeemable preferred stock outside of stockholders’ deficit. The reclassification of the 2001 financial statements for the Series A stock had no effect on our net income, net loss attributable to common stockholders, cash flow provided by operations or total assets. The following sets forth the overall effect of the reclassification on our stockholders’ deficit:

	As of December 31,

	2000	2001

Stockholders’ deficit prior to reclassification	$(3,911)	$(2,365)
Reclassification of Series A stock	(26,580)	(30,432)

Stockholders’ deficit after the reclassification	$(30,491)	$(32,797)

The balance sheet data for all periods presented have been adjusted to reflect the above reclassification.

(8)	In 2004, we paid a common stock distribution totaling $68,900, or $52.50 per share.

(9)	EBITDA consists of net income (loss) plus interest expense, net of interest income, provision for (benefit from) corporate income taxes and depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with generally accepted accounting principles (GAAP). We use EBITDA as a measure of operating performance. EBITDA should not be considered as a substitute for net income, operating income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with GAAP. The funds depicted by EBITDA are not necessarily available for discretionary use if they are reserved for particular capital purposes, to maintain compliance with debt covenants, to service debt or to pay taxes. Additional details related to EBITDA are provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

The following table reconciles net income (loss), the most directly comparable GAAP measure, to EBITDA:

						Three Months Ended
	Year Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

Net income (loss)	$4,831	$7,046	$10,507	$7,429	$(3,905)	$(2,058)	$179
Interest expense, net of interest income	13,120	14,527	16,421	23,226	38,600	8,638	9,750
Provision for (benefit from) corporate income taxes	5,031	6,853	9,709	5,537	1,090	(1,617)	126
Cumulative effect of change in accounting principle	—	—	689	—	—	—	—
Loss from discontinued operations	365	530	767	—	—	—	—
Equity in the earnings of investees and rental income	(1,052)	(1,251)	(1,372)	(1,369)	(1,493)	(336)	(470)
Loss on extinguishment of debt	—	—	—	7,773	—	—	—

Operating income	22,295	27,705	36,721	42,596	34,292	4,627	9,585
Loss from discontinued operations	(365)	(530)	(767)	—	—	—	—
Equity in the earnings of investees and rental income	1,052	1,251	1,372	1,369	1,493	336	470
Cumulative effect of change in accounting principle	—	—	(689)	—	—	—	—
Loss on extinguishment of debt	—	—	—	(7,773)	—	—	—
Depreciation and amortization	26,248	32,185	31,748	34,927	36,869	9,117	9,739

EBITDA	$49,230	$60,611	$68,385	$71,119	$72,654	$14,080	$19,794

(10)	EBITDA margin is the ratio of EBITDA to total revenue.

(11)	During 2000, we acquired two formerly partly owned clubs and relocated one club upon expiration of its lease.

(12)	Includes wholly owned and partly owned clubs. In addition, as of December 31, 2004 and March 31, 2005, we managed four university fitness clubs in which we did not have an equity interest.

(13)	Represents members at wholly owned and partly owned clubs.

(14)	Total revenue for a club is included in comparable club revenue increase (decrease) beginning on the first day of the thirteenth full calendar month of the club’s operation.

(15)	We define mature club revenue as revenue from clubs operated by us for more than 24 months.

(16)	Revenue per weighted average club is calculated as total revenue divided by the product of the total number of clubs and their weighted average months in operation as a percentage of the period.

(17)	Average revenue per member is total revenue for the period divided by the average number of memberships for the period, where average number of memberships for the period is derived by dividing the sum of the total memberships at the end of each month during the period by the total number of months in the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis of our financial condition and consolidated results of operations in conjunction with the “Selected Consolidated Financial and Other Data” section of this prospectus and our consolidated financial statements and the related notes appearing at the end of this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in the “Risk Factors” section and elsewhere in this prospectus.
Overview
      We are one of the two leading owners and operators of fitness clubs in the Northeast and Mid-Atlantic regions of the United States and the third largest fitness club operator in the United States, in each case as measured by number of clubs. As of March 31, 2005, we owned and operated 138 fitness clubs and partly owned and operated two fitness clubs. These 140 clubs collectively served approximately 398,000 members. We have developed and refined our urban-commuter fitness club model through our clustering strategy, offering fitness clubs close to our members’ work and home. Our club model targets the “upper value” market segment, comprising individuals aged between 21 and 50 with income levels between $50,000 and $150,000 per year. We believe that the upper value segment is not only the broadest segment of the market, but also the segment with the greatest growth opportunities.
      Our revenues, operating income, net loss and EBITDA for the twelve months ended March 31, 2005 were $360.7 million, $39.3 million, $1.7 million and $78.4 million, respectively. Our revenues, operating income, net loss and EBITDA for the year ended December 31, 2004 were $353.0 million, $34.3 million, $3.9 million and $72.7 million, respectively. Our revenues, operating income, net income and EBITDA for the three months ended March 31, 2005 were $93.8 million, $9.6 million, $0.2 million and $19.8 million, respectively.
      Our goal is to be the most recognized health club network in each of the four major metropolitan regions we serve. We believe that our strategy of clustering clubs provides significant benefits to our members and allows us to achieve strategic operating advantages. In each of our markets, we have developed clusters by initially opening or acquiring clubs located in the more central urban markets of the region and then branching out from these urban centers to suburbs and neighboring communities. Capitalizing on this clustering of clubs, as of March 31, 2005, approximately half of our members participated in our passport membership plan that allows unlimited access to all of our clubs in our clusters for a higher monthly membership fee.
      We have executed our clustering strategy successfully in the New York region through the network of fitness clubs we operate under our New York Sports Clubs brand name. We are the largest fitness club operator in Manhattan with 37 locations (more than twice as many as our nearest competitor) and operate a total of 94 clubs under the New York Sports Clubs brand name within a 50 mile radius of New York City. We operate 19 clubs in the Boston region under our Boston Sports Clubs brand name, 18 clubs in the Washington, D.C. region under our Washington Sports Clubs brand name and have begun establishing a similar cluster in the Philadelphia region with six clubs under our Philadelphia Sports Clubs brand name. In addition, we operate three clubs in Switzerland. We employ localized brand names for our clubs to create an image and atmosphere consistent with the local community and to foster recognition as a local network of quality fitness clubs rather than a national chain.
      We consider that we have two principal sources of revenues:

•	Our largest sources of revenue are membership revenues consisting of dues and initiation fees paid by our members. This comprises 83.6% and 82.8% of our total revenue for the year ended December 31, 2004 and the three months ended March 31, 2005, respectively. We recognize revenue from membership dues in the month when the services are rendered. Over 90% of our members pay their monthly dues by electronic funds transfer, or EFT, while the balance pay annually in advance. We recognize revenue from initiation fees over the expected average life of the membership, which is 24 months. It is important therefore to operate facilities that are convenient, offer good price/value relationship and have a wide variety of fitness service offerings in order to attract and retain members at each facility. More recently, our initiation fees recognized per new member sale have been depressed by our efforts to combat discounting by competitors in certain of our markets, as well as our offering of commit memberships for a fixed term at a discounted initial fee.

•	We generated 15.0% and 16.5% of our revenue for the year ended December 31, 2004 and the three months ended March 31, 2005, respectively, from ancillary club revenue. Ancillary club revenue consists of personal training, programming for children, group fitness training and other member activities, as well as sales of miscellaneous sports products. This total ancillary club revenue stream has increased as a percentage of total revenue more recently as we have focused on increasing revenue per member from our maturing club base.

      The balance of our revenue (approximately 1.4% in 2004) principally relates to rental of space in our facilities to operators who offer wellness-related offerings such as physical therapy. In addition, we generate management fees from certain club facilities that we do not wholly own and sell in-club advertising and sponsorships. We refer to this as Fees and Other revenue. Settlements from our business interruption insurance claim associated with the terrorist attacks of September 11, 2001, which we refer to as the September 11 events, are separately disclosed. These settlements occurred in 2002 and 2003 and totaled $1.0 million and $2.8 million for the years ended December 31, 2002 and 2003, respectively.
      Revenue consists of:

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

	(In thousands)
Membership dues	$255,501	$273,334	$282,716	$68,981	$74,577
Initiation fees	14,360	13,892	12,439	3,217	3,078

Membership revenue	269,861	287,226	295,155	72,198	77,655
Personal training revenue	28,450	31,170	34,821	8,489	10,380
Other ancillary club revenue	16,481	17,269	18,199	4,618	4,796

Ancillary club revenue	44,931	48,439	53,020	13,107	15,176
Total club revenue	314,792	335,665	348,175	85,305	92,831
Fees and Other revenue	2,238	2,707	4,856	823	1,015
Business interruption insurance proceeds	1,025	2,800	—	—	—

Total revenue	$318,055	$341,172	$353,031	$86,128	$93,846

      Our operating and selling expenses are comprised of both fixed and variable costs. Fixed costs include club and supervisory salary and related expenses, occupancy costs including certain elements of rent, housekeeping and contracted maintenance expenses, as well as depreciation. Variable costs are primarily related to payroll associated with ancillary club revenue, membership sales compensation, advertising, utilities, certain facility repairs, insurance and club supplies. As clubs mature and increase their membership base, fixed costs are typically spread over an increasing revenue base and our operating margins tend to improve.

      General and administrative expenses include costs relating to our centralized support functions, such as accounting, information systems, purchasing and member relations, as well as consulting fees and real estate development expenses.
      Our primary capital expenditures relate to the construction of new club facilities and upgrading and expanding our existing clubs. The construction and equipment costs for new clubs vary based on the costs of construction labor, as well as the planned service offerings and size and configuration of the facility. We perform routine improvements at our clubs and replacement of the fitness equipment each year for which we budget approximately 4.0% of each club’s annual revenue. Expansions of certain facilities are also performed from time to time, when incremental space becomes available on economic terms, and utilization and demand for the facility dictates. In this connection, facility remodeling is also considered where appropriate.
      During the last several years, we have increased revenues, operating income, cash flows provided by operating activities and EBITDA by expanding our club base in New York, Boston, Washington, D.C. and Philadelphia. As a result of expanding our club base and the relatively fixed nature of our operating costs, our operating income has increased from $22.3 million for the year ended December 31, 2000 to $34.3 million for the year ended December 31, 2004. Cash flows provided by operating activities increased from $42.6 million in 2000 to $57.1 million in 2004. EBITDA increased from $49.2 million in 2000 to $72.7 million in 2004. Net income was $4.8 million in 2000 and net loss was $3.9 million in 2004.

						Three Months Ended
	Year Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

				(In thousands)
Operating income	$22,295	$27,705	$36,721	$42,596	$34,292	$4,627	$9,585
Increase (decrease) over prior period	n/a	24.3%	32.5%	16.0%	(19.5)%	(66.4)%	107.2%
Net income (loss)	$4,831	$7,046	$10,507	$7,429	$(3,905)	$(2,058)	$179
Increase (decrease) over prior period	n/a	45.8%	49.1%	(29.3)%	(152.6)%	(178.7)%	108.7%
Cash flows provided by operating activities	$42,601	$45,073	$54,338	$58,870	$57,125	$19,692	$24,851
Increase (decrease) over prior period	n/a	5.8%	20.6%	8.3%	(3.0)%	(16.6)%	26.2%
EBITDA	$49,230	$60,611	$68,385	$71,119	$72,654	$14,080	$19,794
Increase (decrease) over prior period	n/a	23.1%	12.8%	4.0%	2.2%	(37.3)%	40.6%
      We have focused on building or acquiring club facilities in areas where we believe the market is underserved or where new clubs are intended to replace existing clubs at their lease expiration. Based on our historical experience, a new club tends to experience a significant increase in revenues during its first three years of operation as it reaches maturity. Because there is relatively little incremental cost associated with such increasing revenue, there is a greater proportionate increase in profitability. We believe that the revenues and operating income of our immature clubs will increase as they mature. As a result of our expansion, however, operating income margins may be negatively impacted in the near term, as further new clubs are added.
      As of March 31, 2005, 138 of the existing fitness clubs were wholly owned by us and our consolidated financial statements include the operating results of all such clubs. Two locations in Washington, D.C. were managed and partly owned by us, with our profit sharing percentages approximating 20% (after priority distributions) and 45%, respectively, and are treated as unconsolidated affiliates. In addition, we provide management services at four university fitness clubs in which we have no equity interest.

Historical Club Growth

						Three Months
	Year Ended December 31,					Ended
						March 31,
	2000	2001	2002	2003	2004	2005

Wholly owned clubs operated at beginning of period	84	103	117	127	127	135
New clubs opened	9	12	8	3	5	3
Clubs acquired(1)	11	2	4	—	3	—
Clubs closed, relocated or sold	(1)	—	(2)	(3)	—	—
Wholly owned clubs operated at end of period	103	117	127	127	135	138

Total clubs operated at end of period(2)	105	119	129	129	137	140

(1)	During 2000, we acquired two formerly partly owned clubs and relocated one club upon expiration of its lease.

(2)	Includes wholly owned and partly owned clubs. In addition, as of December 31, 2004 and March 31, 2005, we managed four university fitness clubs in which we did not have an equity interest.
Existing Club Revenue
      We define mature club revenue as revenue at those clubs that were operated by us for the entire period presented and that same entire period of the preceding year. Under this definition, mature clubs for periods shown are those clubs that were operated for more than 24 months. Our mature club revenue increased 18.6%, 12.3%, 4.1%, 1.6% and 2.1% for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, respectively. We define comparable club revenue as revenue at those clubs that were operated by us for over 12 months and comparable club revenue growth as revenue for the 13th month and thereafter as applicable as compared to the same period at the prior year. Our comparable club revenue increased 22.6%, 14.5%, 5.8%, 3.5% and 2.5% for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, respectively.
      Key determinants of comparable club revenue growth are new memberships, member retention rates and pricing. The commit membership model that we recently implemented encourages new members to commit to a one- or two-year membership at a discount to the month-to-month plan and with a discounted initiation fee. Since the implementation of the new membership model, attrition rates have declined dramatically and comparable club revenues have increased.

      The following table depicts our mature club and comparable club revenue growth for each of the quarters and years beginning January 1, 2002 forward.

	Mature		Comparable
	Club Revenue		Club Revenue

	Quarter	Full Year	Quarter	Full Year

2002
Q1	3.8%		7.4%
Q2	4.1%		6.6%
Q3	3.3%		5.1%
Q4	0.9%	4.1%	3.9%	5.8%
2003
Q1	1.8%		6.2%
Q2	(0.2)%		3.6%
Q3	(0.5)%		2.2%
Q4	(0.8)%	1.6%	1.1%	3.5%
2004
Q1	(0.5)%		(0.1)%
Q2	1.3%		1.6%
Q3	2.8%		4.1%
Q4	3.8%	2.1%	4.6%	2.5%
2005
Q1	4.8%		6.0%
Non-GAAP Financial Measures
      We use the term “EBITDA” throughout this prospectus, as well as “EBITDA margin.” EBITDA consists of net income (loss) plus interest expense, net of interest income, provision for (benefit from) corporate income taxes and depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with generally accepted accounting principles (GAAP).
      We use EBITDA and EBITDA margin as measures of operating performance. EBITDA should not be considered as a substitute for net income, operating income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with GAAP. The funds depicted by EBITDA are not necessarily available for discretionary use if they are reserved for particular capital purposes, to maintain compliance with debt covenants, to service debt or to pay taxes.
      We believe EBITDA is useful to an investor in evaluating our operating performance because:

•	it is a widely accepted financial indicator of a company’s ability to service its debt and we are required to comply with certain covenants and borrowing limitations that are based on variations of EBITDA in certain of our financing documents;

•	it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired; and

•	it helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing from our operating results the impact of our capital structure, primarily interest expense from our outstanding debt, and asset base, primarily depreciation and amortization of our properties.

      Our management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our performance on a consistent basis, as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and our asset base, which includes depreciation and amortization of our properties; and

•	in presentations to the members of our board of directors to enable our board to have the same consistent measurement basis of operating performance used by management.
      We have provided reconciliations of EBITDA to net income (loss), the most directly comparable GAAP measure, in footnote 3 under “Summary Consolidated Financial and Other Data” and footnote 8 under “Selected Consolidated Financial and Other Data.”
Results of Operations
      The following table sets forth certain operating data as a percentage of revenue for the periods indicated:

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Operating expenses:
Payroll and related	40.6	38.3	39.2	42.1	38.8
Club operating	31.2	32.6	33.1	32.4	33.5
General and administrative	6.7	6.4	7.0	7.2	7.1
Depreciation and amortization	10.0	10.2	10.4	10.6	10.4
Goodwill impairment	—	—	0.6	2.3	—

Operating income	11.5	12.5	9.7	5.4	10.2
Loss on extinguishment of debt	—	2.3	—	—	—
Interest expense	5.1	6.9	11.1	10.3	10.8
Interest income	—	(0.1)	(0.2)	(0.2)	(0.4)
Equity in the earnings of investees and rental income	(0.4)	(0.4)	(0.4)	(0.4)	(0.5)

Income (loss) from continuing operations before provision for (benefit from) corporate income taxes	6.8	3.8	(0.8)	(4.3)	0.3
Provision for (benefit from) corporate income taxes	3.1	1.6	0.3	(1.9)	0.1

Income (loss) from continuing operations	3.7	2.2	(1.1)	(2.4)	0.2
Loss from discontinued operations of closed clubs, net of income tax	(0.2)	—	—	—	—
Cumulative effect of change in accounting principle, net of income tax	(0.2)	—	—	—	—

Net income (loss)	3.3	2.2	(1.1)	(2.4)	0.2
Accreted dividends on preferred stock	(3.6)	(3.2)	(0.2)	(0.9)	—

Net income (loss) attributable to common stockholders	(0.3)%	(1.0)%	(1.3)%	(3.3)%	0.2%

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004

Revenues
      Revenues increased $7.7 million, or 8.9%, to $93.8 million during the quarter ended March 31, 2005, from $86.1 million in the quarter ended March 31, 2004. Revenues increased during the quarter by $4.0 million, or 4.8%, at our mature clubs, which are those clubs that were operated for more than 24 months. The 4.8% increase in mature club revenue is due to a 4.1% increase in membership and a 1.8% increase in ancillary revenue, offset by a 1.1% decrease in price. Revenues increased during the quarter by 6.0% at our comparable clubs, which are those clubs that were operated for more than 12 months. During the quarter, revenue increased $3.7 million at the 14 clubs opened subsequent to March 31, 2003.

Operating Expenses
      Operating expenses increased $2.8 million, or 3.4%, to $84.3 million in the quarter ended March 31, 2005, from $81.5 million in the quarter ended March 31, 2004. The increase was due to the following factors:
      Payroll and related. Payroll and related expenses increased by $138,000, or 0.4%, to $36.4 million in the quarter ended March 31, 2005, from $36.3 million in the quarter ended March 31, 2004. This increase was principally attributable to the following:

•	Payroll costs directly related to personal training, group exclusives and programming for children increased $1.5 million, or 28.2%, to $6.9 million in the quarter ended March 31, 2005, from $5.4 million in the quarter ended March 31, 2004, due to an increase in revenue generated from these programs. Payroll also increased due to a 6.2% increase in the total months of club operation from 387 to 411.

•	In the first quarter of 2004, we recorded a $492,000 charge related to deferred sales commissions, because at the time the costs incurred exceeded the initial enrollment fees we received. GAAP requires that we must recognize the loss immediately. For the quarter ended March 31, 2005, we did not incur a deferred sales commission write-off because our enrollment fees received exceeded the related costs. This partially offset the increases in payroll discussed above.

•	Another offset to the increases in payroll related to the $1.1 million one-time bonus paid to vested common stock option holders in the first quarter of 2004 in connection with our restructuring and distribution, while no such bonus payment was made in 2005. See “— Liquidity and Capital Resources.”
      Club operating. Club operating expenses increased by $3.6 million, or 12.9%, to $31.5 million in the quarter ended March 31, 2005, from $27.9 million in the quarter ended March 31, 2004. This increase was principally attributable to the following:

•	A $1.6 million increase in rent and occupancy expenses. Clubs that have opened or expanded since March 31, 2003 contributed $1.0 million of the increase and $663,000 relates to our 124 clubs that have been open for over 24 months.

•	Club operating supplies and services intended to improve the member experience increased $663,000.

•	Advertising and marketing increased $623,000, or 27.9%, to $2.9 million in the quarter ended March 31, 2005, from $2.2 million in the quarter ended March 31, 2004, due to increased efforts to attract new members.

•	Credit card fees increased $265,000, or 15.9%, to $1.9 million in the quarter ended March 31, 2005, from $1.7 million in the quarter ended March 31, 2004, principally due to increases in revenue and processed deferred revenue.

•	Utilities have increased $255,000, or 7.4%, to $3.7 million in the quarter ended March 31, 2005, from $3.4 million in the quarter ended March 31, 2004, due to an increase in club square footage.

      General and administrative. General and administrative expenses increased $451,000, or 7.2% to $6.7 million in the quarter ended March 31, 2005, from $6.2 million in the quarter ended March 31, 2004. This increase was principally attributable to the following:

•	Accounting consulting expenses increased by $365,000 principally due to increases in consulting with respect to compliance with Section 404 of the Sarbanes-Oxley Act.

•	Increases in a variety of other general and administrative expenses were offset by a $218,000 decrease in liability insurance.
      Depreciation and amortization. Depreciation and amortization increased by $622,000, or 6.8%, to $9.7 million in the quarter ended March 31, 2005, from $9.1 million in the quarter ended March 31, 2004, principally due to new and expanded clubs.

Goodwill Impairment
      In the quarter ended March 31, 2004, we performed our annual impairment test and determined that the goodwill at one of our remote clubs was not recoverable. The goodwill impairment amounted to $2.0 million. A deferred tax benefit of $881,000 has been recorded in connection with this impairment. Since this club is remote from one of our clusters, it does not benefit from the competitive advantage that our clustered clubs have and as a result it is more susceptible to competition. We have reduced our projections for future cash flows of this club to take into account the impact of a recent opening of a competitor. While this club is expected to generate cash flow in the future, we no longer expect it to operate at the levels that were projected at the time the club was acquired. There was no goodwill impairment from the 2005 annual impairment testing.

Interest Expense
      Interest expense increased $1.3 million to $10.1 million during the quarter ended March 31, 2005, from $8.8 million in the quarter ended March 31, 2004. This increase is due to the issuance of our discount notes in February 2004.

Interest Income
      Interest income increased $195,000 to $369,000 in the quarter ended March 31, 2005, from $174,000 in the quarter ended March 31, 2004, due to increases in cash and cash equivalents as well as increases in the rate of interest earned on invested cash.

Equity in the earnings of investees and rental income
      Equity in the earnings of investees and rental income increased from $336,000 to $470,000, principally due to increases in the rent charged to our tenant.

Provision for Income Tax
      We have recorded a provision for income tax of $126,000 in the quarter ended March 31, 2005, compared to a tax benefit of $1.6 million in the quarter ended March 31, 2004.

Accreted Dividends on Preferred Stock
      In connection with the February 2004 issuance of discount notes, all outstanding preferred stock was redeemed. Therefore, we did not accrete dividends in the first quarter of 2005, while in 2004, $783,000 of dividends were accreted.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues
      Revenues increased $11.8 million, or 3.5%, to $353.0 million during 2004, from $341.2 million in 2003. This increase resulted from the three clubs opened or acquired in 2003 (approximately $4.9 million), and the eight clubs opened or acquired in 2004 (approximately $4.6 million). In addition, revenues increased during 2004 by approximately $6.8 million, or 2.1%, at our mature clubs. These increases were offset by a $2.5 million decrease in revenue related to the three clubs we relocated in 2003. Comparable club revenue increased during the year by 2.5%. In 2003, we received $2.8 million of insurance proceeds related to our business interruption insurance final settlement and such proceeds were classified as Fees and Other revenue. In 2004, no such business interruption proceeds were received.
      The 2.1% increase in mature club revenue is due to a 2.8% increase in membership and a 1.4% increase in ancillary revenue, offset by a 2.1% decrease in membership price.
      Our mature club revenue increased 4.1%, 1.6% and 2.1% for the years ended December 31, 2002, 2003 and 2004, respectively.

Operating Expenses
      Operating expenses increased $20.2 million, or 6.8%, to $318.8 million in 2004, from $298.6 million in 2003. The increase was due to the following factors:
      Payroll and related. Payroll and related expenses increased by $7.7 million, or 5.9%, to $138.3 million in 2004, from $130.6 million in 2003. This increase was attributable to the following factors:

•	In connection with the restructuring and distribution to common stockholders of TSI Holdings, vested common stock option holders, who did not exercise their options, were paid a one-time bonus recorded as payroll expense. This one-time payment totaled $1.1 million. See “— Liquidity and Capital Resources.”

•	In an effort to increase membership satisfaction and improve our membership retention rates, we have increased the level of in-house training and club support personnel and have moved from third-party contracted equipment maintenance and housekeeping services to in-house supplied labor for these services. These customer service efforts resulted in a $2.4 million increase in payroll expense with a commensurate savings in club operating expenses.

•	Personal training and Sports Clubs for Kids programming payroll expense increased $2.0 million, or 9.3%, to $23.2 million in 2004 from $21.2 million in 2003 to support increases in revenue generated by these programs and services.

•	Payroll expense related to management in our legal, marketing, training and development and club operations departments increased a total of $486,000.

•	Payroll taxes and benefits increased $1.5 million due to increases in total payroll and increases in healthcare costs.
      Club operating. Club operating expenses increased by $5.7 million, or 5.1%, to $116.8 million in 2004, from $111.1 million in 2003. This increase is principally attributable to the following:

•	A $4.1 million increase in rent expense principally resulting from increases related to clubs that have opened since, or expanded after, December 2003.

•	Facility repairs and maintenance costs increased $1.9 million, or 27.0%. Incremental costs to support our initiatives to increase member satisfaction and improve member retention contributed to this increase.

•	In addition, we experienced a $611,000 increase in utilities due to increases in utility rates, and a 5.1% increase in square footage in operation.

•	The aforementioned increases in club operating expense were partially offset by a $789,000 decrease in advertising costs as well as a $314,000 decrease in equipment maintenance costs that were predominately outsourced to third parties in 2003 and moved to in-house labor in 2004.
      General and administrative. General and administrative expenses increased by $2.7 million, or 12.3%, to $24.7 million in 2004, from $22.0 million in 2003:

•	Liability insurance expense increased by $690,000. Premiums increased $327,000 coupled with a favorable adjustment of $363,000 recorded in the first quarter of 2003, where we had adjusted our reserves related to premium audits.

•	We also experienced an increase of $700,000 in data communication lines costs. This related in part to the correction of our service provider’s billing errors in the first half of 2004 that amounted to a $429,000 increase. These costs also increased due to data-line redundancies created at our clubs to safeguard against single line outages. Furthermore, data-line traffic increased in 2004 due to the completion of our Club Network systems rollout that began in 2003.

•	Accounting and tax consulting fees increased $622,000 principally due to an increase in accounting services related to our senior discount note offering in February 2004, and increases in consulting with respect to compliance with Section 404 of the Sarbanes-Oxley Act.

•	Legal fees increased by $447,000 principally due to an increase in the number of new club leases and expansions executed.

•	In an effort to increase member satisfaction and improve member retention rates, we have increased staff development and recruiting costs. These customer service efforts resulted in an increase of $292,000 over the prior year.
      Depreciation and amortization. Depreciation and amortization increased by $2.0 million, or 5.7%, to $36.9 million in 2004, from $34.9 million in 2003. This increase was principally attributable to increases in depreciation at new, expanded and remodeled clubs.

Goodwill Impairment
      In the quarter ended March 31, 2004, we performed our annual impairment test. Goodwill impairment testing requires a comparison between the carrying value and fair value of reportable goodwill. If the carrying value exceeds the fair value, goodwill is considered to be impaired. The amount of the impairment loss is measured as the difference between the carrying value and the implied fair value of goodwill, which is determined based on purchase price allocation. As a result of this review, we determined that the goodwill at one of our remote clubs was not recoverable. The goodwill impairment associated with this under performing club amounted to $2.0 million. A deferred tax benefit of $881,000 has been recorded in connection with this impairment. Since this club is remote from one of our clusters, it does not benefit from the competitive advantage that our clustered clubs have, and as a result it is more susceptible to competition. We have reduced our projections of future cash flows of this club to take into account the impact of a recent opening of a competitor.

Interest Expense
      Interest expense increased $15.6 million to $39.3 million in 2004 from $23.7 million in 2003. Interest expense increased $12.8 million due to the issuance of our senior discount notes in February 2004 while the remainder of the increase was principally due to the refinancing of our senior notes in April 2003 as discussed in “— Liquidity and Capital Resources.”

Interest Income
      Interest income increased $299,000 to $743,000 in 2004 from $444,000 in 2003. This increase is due to increases in cash balances in 2004 compared to 2003. Average interest rates earned on cash balances also increased in 2004 when compared to 2003.

Equity in the earnings of investees and rental income
      Equity in the earnings of investees and rental income increased from $1.4 million in 2003 to $1.5 million in 2004 principally due to increases in rent charged to our tenant.

Provision for Income Tax
      The provision for corporate income taxes decreased $4.4 million from $5.5 million in 2003 to $1.1 million in 2004. In 2004 we recorded tax charges related to:

•	A $597,000 increase in the deferred tax valuation allowance to reserve for state net operating losses that may not be utilized in future periods.

•	Change in the allocation factors used in the computation of our New York State taxes, caused by revenue, payroll and asset growth outside of New York State, resulting in a deferred tax charge of approximately $340,000.

•	Relief of our deferred tax asset totaling $1.1 million, associated with deferred compensation expense related to exercised stock options.

Accreted Dividends on Preferred Stock
      In connection with the February 4, 2004 senior discount note offering, all outstanding shares of Series A and Series B preferred stock were redeemed. After giving effect to these redemptions, our capital structure no longer has outstanding preferred stock and therefore no dividends have been accreted in periods subsequent to February 2004.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues
      Revenues increased $23.1 million, or 7.2%, to $341.2 million during 2003, from $318.1 million in 2002. This increase resulted from the 12 clubs opened or acquired in 2002 (approximately $14.8 million) and the three clubs opened in 2003 (approximately $3.1 million). In addition, revenues increased during 2003 by approximately $4.9 million, or 1.6%, at our mature clubs. In 2003, we received $2.8 million of insurance proceeds related to our business interruption insurance settlement; which was a $1.8 million increase over the $1.0 million received in 2002. These increases were offset by a $1.7 million decrease in revenue related to the three clubs we relocated in 2003.
      The 1.6% increase in mature club revenue is due to a 0.9% increase in price, a 0.4% increase in membership and a 0.3% increase in ancillary revenue. Comparable club revenue increased during the year by 3.5%.
      Our mature club revenue increased 4.1% and 1.6% for the years ended December 31, 2002 and 2003, respectively. We believe the decline in mature club revenue growth was driven primarily by the general economic climate, particularly in the New York metropolitan region. We experienced increases in competition throughout our markets and this depressed revenue growth at select mature clubs throughout our networks. In addition, we believe that the decline in mature club revenue growth is also attributable to the increasing age of our mature clubs.

Operating Expenses
      Operating expenses increased $17.2 million, or 6.1%, to $298.6 million in 2003, from $281.3 million in 2002. This increase was due to a 3.3% increase in the total months of club operations to 1,528 in 2003 from 1,479 in 2002. The increase is also attributable to increases in club operating costs, particularly occupancy costs and utilities.
      Payroll and related. Payroll and related expenses increased by $1.5 million, or 1.1%, to $130.6 million in 2003, from $129.1 million in 2002. This increase was partially offset by a $1.0 million decrease in non-cash compensation expense, which decreased from $1.2 million in 2002 to $197,000 in 2003. The non-cash compensation expense incurred during 2002 principally related to outstanding Series B stock options that were exercised in the first quarter of 2003.
      Club operating. Club operating expenses increased by $12.0 million, or 12.1%, to $111.1 million in 2003, from $99.1 million in 2002. This increase is attributable to a 3.3% increase in the total months of club operations to 1,528 in 2003 from 1,479 in 2002. The increase is also attributable to a $2.4 million, or 20.6%, increase in utilities and a $7.6 million, or 13.8%, increase in occupancy costs. Occupancy costs increased due to increases in real estate taxes as well as increases in base rent associated with the opening of three flagship locations and several club expansions.
      General and administrative. General and administrative expenses increased by $627,000, or 2.9%, to $22.0 million in 2003, from $21.4 million in 2002. This increase is principally attributable to a $369,000 increase in liability and property insurance, as well as increases in information technology maintenance and related costs.
      Depreciation and amortization. Depreciation and amortization increased by $3.2 million, or 10.0%, to $34.9 million in 2003, from $31.7 million in 2002. This increase is attributable to:

•	Increases in depreciation related to our clubs built or acquired in 2002 and 2003 amounting to $1.8 million.

•	Increases in depreciation related to our 2002 and 2003 club expansions and remodels amounting to $1.6 million.

•	These increases were offset by a $164,000 decrease in amortization of intangible assets. The membership lists of the 11 clubs acquired in 2000 were fully amortized during 2002 and this gave rise to a $735,000 decrease offset by $571,000 of additional amortization of clubs acquired subsequent to 2000.

Loss on Extinguishment of Debt
      The $7.8 million loss on extinguishment of debt recorded in 2003 is a result of the refinancing of our debt on April 16, 2003. In connection with this refinancing, we wrote off $3.7 million of deferred financing costs related to extinguished debt, paid a $3.0 million call premium and incurred $1.0 million of additional interest on our 9 3/4% senior notes representing interest incurred during the 30-day redemption notification period.

Equity in the earnings of investees and rental income
      Equity in the earnings of investees and rental income was $1.4 million in 2002 and 2003.

Interest Expense
      Interest expense increased $7.1 million to $23.7 million in 2003 from $16.6 million in 2002. Interest expense increased $8.8 million due to the refinancing of our 9 3/4% senior notes as discussed in “— Liquidity and Capital Resources.” This increase was partially offset by decreases in interest on credit line and subordinated credit line borrowings, which were completely repaid on April 16, 2003 in connection with the refinancing.
      On February 4, 2004 we received a total of $124.8 million in connection with the offering of our senior discount notes (see “— Liquidity and Capital Resources”). Interest expense including the amortization of deferred financing costs, increased approximately $13.0 million for the year ended December 31, 2004 when compared to the year ended December 31, 2003 due to this issuance.

Interest Income
      Interest income increased $306,000 to $444,000 in 2003 from $138,000 in 2002. This increase is due to increases in cash balances in 2003 compared to 2002.

Provision for Income Tax
      The provision for corporate income taxes decreased $4.2 million from $9.7 million in 2002 to $5.5 million in 2003. Our effective tax rate decreased to 42.7% in 2003 from 44.8% in 2002 principally due to decreases in the effective New York State and New York City rates. With the exception of deferred tax assets of $384,000 related to certain state net operating loss carry-forwards, which have been reserved for, we expect future taxable income to be sufficient to realize the $16.8 million of net deferred tax assets.

Accreted Dividends on Preferred Stock
      Accreted dividends on our preferred stock decreased $559,000 to $11.0 million in 2003, from $11.5 million in 2002. Accreted dividends on our Series A preferred stock increased $640,000 due to the compounding of accreted and unpaid dividends, and accreted dividends on our Series B preferred stock increased $1.1 million due to the increase in shares outstanding. These increases were offset by a $2.3 million decrease in redeemable senior preferred stock dividends. Our redeemable senior preferred stock was redeemed in April 2003 and no dividends have been accreted thereafter.
Liquidity and Capital Resources
      Liquidity. Historically, we have satisfied our liquidity needs through cash from operations and various borrowing arrangements. Principal liquidity needs have included the acquisition and development of new clubs, debt service requirements and other capital expenditures necessary to make improvements at existing clubs.
      Operating Activities. Net cash provided by operating activities for the quarter ended March 31, 2005 was $24.9 million compared to $19.7 million for the quarter ended March 31, 2004. Net cash provided by operating activities for the year ended December 31, 2004 was $57.1 million compared to $58.9 million during the year ended December 31, 2003. Net cash flows from operations have decreased due to the decrease in operating income when adjusted for certain non-cash operating expenses such as depreciation and amortization and goodwill impairment. Net cash provided by operating activities for the year ended December 31, 2003 was $58.9 million compared to $54.3 million for the year ended December 31, 2002. Cash flows from operations improved during this period with our increase in operating income and because of the favorable impact of management’s exercise of stock options in 2003, which provided us with a current tax deduction of approximately $8.6 million.
      We normally operate with a working capital deficit because we receive dues and program and services fees either (i) during the month services are rendered or (ii) when paid-in-full, in advance. As a result, we typically do not have significant accounts receivable. We record deferred liabilities for revenue received in advance in connection with dues and services paid-in-full and for initiation fees paid at the time of enrollment. Initiation fees received are deferred and amortized over a 24-month period, which represents the approximate average life of a member. We do not believe we will have to meet this working capital deficit in the foreseeable future, because as we increase the number of open clubs, we expect we will continue to have deferred revenue balances that reflect services and dues that are paid-in-full in advance at levels similar to, or greater than, those currently maintained. The deferred revenue balances that give rise to this working capital deficit represent cash received in advance of services performed, and do not represent liabilities that must be funded with cash.
      Investing Activities. We invested $10.2 million and $8.2 million in capital expenditures and club acquisitions during the three months ended March 31, 2005 and 2004, respectively, and $40.7 million and $43.4 million for the years ended December 31, 2004 and 2003, respectively. As of March 31, 2005, we were committed to invest an additional $53.0 million in capital expenditures for the remaining three quarters of 2005, which includes $8.0 million that management intends to invest to expand and renovate certain existing clubs, $13.9 million to continue to upgrade and enhance existing clubs and $2.4 million to enhance our management information systems. The remainder of our 2005 capital expenditures will be committed to build or acquire clubs. These expenditures will be funded by cash flow provided by operations and available cash on hand.
      Financing Activities. Net cash used in financing activities was $389,000 for the three months ended March 31, 2005 compared to net cash provided by financing activities of $1.4 million for the same period in 2004. Net cash provided by financing activities was $265,000 for the year ended December 31, 2004 compared to $19.7 million for the same period in 2003.

February 4, 2004 Restructuring
      On February 4, 2004, TSI, Inc. and affiliates and TSI Holdings, a newly formed company, entered into a restructuring agreement. We refer to the associated transactions as our restructuring. In connection with our restructuring, the holders of TSI, Inc.’s Series A preferred stock, Series B preferred stock and common stock contributed their shares of TSI, Inc. to TSI Holdings for an equal amount of newly issued shares of the same form in TSI Holdings. Immediately following this exchange, TSI Holdings contributed to TSI, Inc. the certificates representing all of TSI, Inc.’s shares contributed in the aforementioned exchange and in return TSI, Inc. issued 1,000 shares of common stock to TSI Holdings, and cancelled on its books and records the certificate representing TSI, Inc.’s shares contributed to it by TSI Holdings.
      On February 4, 2004, TSI Holdings completed an offering of our 11.0% senior discount notes that will mature in February 2014. TSI Holdings received a total of $124.8 million in connection with this issuance. Fees and expenses related to this transaction totaled approximately $4.4 million. No cash interest is required to be paid prior to February 2009. The accreted value of each discount note will increase from the date of issuance until February 1, 2009, at a rate of 11.0% per annum compounded semi-annually such that on February 1, 2009 the accreted value will equal $213.0 million, the principal value due at maturity. Subsequent to February 1, 2009 cash interest on the discount notes will accrue and be payable semi-annually in arrears February 1 and August 1 of each year, commencing August 1, 2009. The discount notes are structurally subordinated and effectively rank junior to all indebtedness of TSI, Inc. The debt of TSI Holdings is not guaranteed by TSI, Inc. and TSI Holdings relies on the cash flows of TSI, Inc., subject to restrictions contained in the indenture governing the senior notes, to service its debt.
      The use of proceeds from our senior discount note offering was as follows (in thousands):

Redemption of Series A and Series B preferred stock	$50,635
Common stock distribution, net of option exercise proceeds	68,404
Underwriting fees and other closing costs	4,378
Bonus paid to employees in lieu of distribution	1,144
Available for general corporate purposes	246

Total use of funds	$124,807

      On February 6, 2004, all of TSI Holdings’ outstanding Series A preferred stock and Series B preferred stock was redeemed for a total of $50.6 million.
      On March 12, 2004, 65,536 vested common stock options of TSI Holdings were exercised. TSI Holdings received $539,000 in cash related to these exercises.
      On March 15, 2004, the Board of Directors of TSI Holdings approved a common stock distribution of $52.50 per share to all stockholders of record on March 15, 2004. This distribution totaled $68.9 million and was paid on March 17, 2004. Also, in lieu of a common stock distribution, vested common stock option holders were paid a total of $1.1 million recorded as payroll expense.

April 16, 2003 Refinancing Transaction
      On April 16, 2003, TSI, Inc. completed a refinancing of its debt. This refinancing included an offering of $255.0 million of 9 5/8% senior notes that will mature April 15, 2011, and the entering into of a new $50.0 million senior secured revolving credit facility that will expire April 15, 2008. The senior notes accrue interest at 9 5/8% per annum and interest is payable semiannually on April 15 and October 15. In connection with this refinancing, we wrote off $3.7 million of deferred financing costs related to extinguished debt, paid a call premium of $3.0 million and incurred $1.0 million of interest on the senior notes representing the interest incurred during the 30-day redemption notification period.
      The use of proceeds from the notes offering was as follows (in thousands):

Redemption of senior notes, principal and interest	$126,049
Call premium on senior notes	3,048
Redemption of senior preferred stock, at liquidation value	66,977
Repayment of line of credit principal borrowings and interest	4,013
Repayment of subordinated credit principal borrowings and interest	9,060
Underwriting fees and other closing costs	9,578
Available for general corporate purposes	36,275

Total use of funds	$255,000

      As of March 31, 2005, our total consolidated debt was $400.0 million. This substantial amount of debt could have significant consequences, including:

•	Making it more difficult to satisfy our obligations;

•	Increasing our vulnerability to general adverse economic and industry conditions;

•	Limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions of new clubs and other general corporate requirements;

•	Requiring cash flow from operations for the annual payment of $24.5 million interest on our Senior Notes and reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions of new clubs and general corporate requirements; and

•	Limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.
These limitations and consequences may place us at a competitive disadvantage to less-leveraged competitors.
      As of March 31, 2005, we had $141.3 million of senior discount notes and $255.0 million of senior notes outstanding. Under the provisions of the senior note indenture, TSI, Inc. may not issue additional senior notes without modification of the indenture with the bondholders’ consent.
      Our line of credit with our principal bank provides for direct borrowings and letters of credit of up to $50.0 million. The line of credit carries interest at our option based upon the Eurodollar borrowing rate plus 4.0% or the bank’s prime rate plus 3.0%, as defined, and we are required to pay a commitment fee of 0.75% per annum on the daily unutilized amount. As of December 31, 2004 and March 31, 2005, no borrowings were outstanding under this line. As of December 31, 2004 and March 31, 2005, outstanding letters of credit totaled $4.7 million and $5.5 million, respectively. As of December 31, 2004 and March 31, 2005, we had approximately $45.3 million and $44.5 million, respectively, unutilized under the line of credit, which matures in April 2008, and has no scheduled amortization requirements. In addition, as of December 31, 2004 and March 31, 2005 we had $57.5 million and $71.8 million, respectively, of cash and cash equivalents.

      The senior secured revolving credit facility contains various covenants including limits on capital expenditures, the maintenance of a consolidated interest coverage ratio of not less than 2.50:1.00 and 2.75:1.00 during 2004 and 2005, respectively, and a maximum permitted total leverage ratio of 3.75:1.00 from December 31, 2004 through December 31, 2005 and 3.5:1.00 from December 31, 2005 through September 29, 2006. TSI’s interest coverage ratio and leverage ratios were 3.25 to 1.00 and 3.32 to 1.00, respectively, as of March 31, 2005. These covenants limit TSI, Inc.’s ability to incur additional debt, and as of March 31, 2005, permitted additional borrowing capacity under the senior secured revolving credit facility was limited to $34.6 million.
      Notes payable were incurred upon the acquisition of various clubs and are subject to the right of offset for possible post-acquisition adjustments arising out of operations of the acquired clubs. These notes bear interest at rates between 5% and 9%, and are non-collateralized. The notes are due on various dates through 2012.
      We believe that we have or will be able to obtain or generate sufficient funds to finance our current operating and growth plans through the end of 2009. Any material acceleration or expansion of that plan through additional new club locations that we have constructed or acquisitions (to the extent such acquisitions include cash payments) may require us to pursue additional sources of financing prior to the end of 2009. There can be no assurance that such financing will be available, or that it will be available on acceptable terms. Our line of credit accrues interest at variable rates based on market conditions. Therefore, future increases in interest rates could have a negative impact on net income should borrowings be required.
Contractual Obligations and Commitments
      The aggregate long-term debt and operating lease obligations as of March 31, 2005 were as follows:

	Payments due by Period

		Less than			After
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(In thousands)
Long-term debt(1)	$399,963	$1,237	$1,453	$410	$396,863
Operating lease obligations(2)	685,942	55,045	117,666	110,029	403,202

Total contractual cash obligations	$1,085,905	$56,282	$119,119	$110,439	$800,065

(1)	The long-term debt contractual cash obligations include principal payment requirements only. Interest on TSI, Inc.’s senior notes amounts to $24.5 million annually. Interest accrued on our senior discount notes will amount to approximately $15.5 million in 2005.

(2)	Operating lease obligations include base rent only. Certain leases provide for additional rent based on real estate taxes, common area maintenance and defined amounts based on the operating results of the lessee.
Recent Changes in or Recently Issued Accounting Standards
      In June 2004, the Financial Accounting Standards Board, or FASB, issued Emerging Issues Task Force (EITF) Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” EITF Issue No. 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF Issue No. 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The adoption of EITF Issue No. 02-14 had no impact on us.

      In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123R, “Share-Based Payment.” SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” Among other items, SFAS No. 123R eliminates the use of APB Opinion No. 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee service received in exchange for awards of equity instruments, based on the grant-date fair value of those awards, in the financial statements. The effective date of SFAS No. 123R is the first reporting period beginning after December 15, 2005. SFAS No. 123R permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all share-based payments granted after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method, but the “modified retrospective” method also permits entities to restate financial statements of previous periods on pro forma disclosures made in accordance with SFAS No. 123.
      We currently utilize a standard option pricing model (Black-Scholes) to measure the fair value of stock options granted to employees. While SFAS No. 123R permits entities to continue to use such a model, the standard also permits the use of a “lattice” model. We have not yet determined which model we will use to measure the fair value of employee stock options upon the adoption of SFAS No. 123R.
      SFAS No. 123R also requires that the benefits associated with the tax deduction in excess of recognized compensation cost be reported as a financing cash flow, rather than an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated because they depend on, among other things, when employees exercise stock options.
      We will adopt SFAS No. 123R effective January 1, 2006; however, we have not yet determined which of the aforementioned adoption methods we will use.
September 11, 2001 Events
      The September 11 events resulted in a tremendous loss of life and property. Secondarily, those events interrupted the operations at four of our clubs located in downtown Manhattan. Three of the affected clubs were back in operation by October 2001, while the fourth club reopened in September 2002.
      We carry business interruption insurance to mitigate certain lost revenue and profits such as those experienced with the September 11 events. In this regard, in the third quarter of 2001 a $175,000 insurance receivable was recorded representing an estimate of costs incurred in September 2001. Such costs included rent, payroll benefits and other club operating costs incurred during the period of closure. In 2002, we collected this $175,000 receivable and received additional on-account payments of $1.0 million. In 2003, we received $2.8 million from our insurer and we entered into a final settlement agreement. These on-account and final payments were classified in Fees and Other revenue when received.
Use of Estimates and Critical Accounting Policies
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      Our most significant assumptions and estimates relate to the allocation and fair value ascribed to assets acquired in connection with the acquisition of clubs under the purchase method of accounting, the useful lives, recoverability and impairment of fixed and intangible assets, deferred income tax valuation, valuation of, and expense incurred in connection with stock options and warrants, legal contingencies and the estimated membership life.
      Our one-time member initiation fees and related direct expenses are deferred and recognized on a straight-line basis in operations over an estimated membership life of 24 months. This estimated membership life has been derived from actual membership retention experienced by us. Although the average membership life approximated 24 months over each of the past several years, this estimated life could increase or decrease in future periods. Consequently, the amount of initiation fees and direct expenses deferred by us would increase or decrease in similar proportion.
      Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, which are 30 years for building and improvements, five years for club equipment, furniture, fixtures and computer equipment, and three years for computer software. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining period of the lease. Expenditures for maintenance and repairs are charged to operations as incurred. The cost and related accumulated depreciation or amortization of assets retired or sold are removed from the respective accounts and any gain or loss is recognized in operations. The costs related to developing web applications, developing web pages and installing developed applications on the web servers are capitalized and classified as computer software. Web site hosting fees and maintenance costs are expensed as incurred.
      Long-lived assets, such as fixed assets, and intangible assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable. Estimated undiscounted expected future cash flows are used to determine if an asset is impaired, in which case the asset’s carrying value would be reduced to fair value. Actual cash flows realized could differ from those estimated and could result in asset impairments in the future.
      Effective January 1, 2002, we implemented SFAS No. 142, “Goodwill and Other Intangible Assets.” There were no changes to the estimated useful lives of amortizable intangible assets due to the SFAS No. 142 implementation. In connection with the SFAS No. 142 transition impairment test, we recorded a $1.3 million write-off of goodwill. A deferred tax benefit of $612,000 was recorded as a result of this goodwill write-off, resulting in a net cumulative effect of change in accounting principle of $689,000 in the first quarter of 2002. The write-off of goodwill related to four remote underperforming clubs. The impairment test was performed with discounted estimated future cash flows as the criteria for determining fair market value. Goodwill has been allocated to reporting units that closely reflect the regions served by our four trade names: New York Sports Clubs, Boston Sports Clubs, Washington Sports Clubs and Philadelphia Sports Clubs, with certain more remote clubs that do not benefit from a regional cluster being considered single reporting units. In 2003, we did not have to record a charge to earnings for an impairment of goodwill as a result of our annual review conducted during the first quarter.
      As of December 31, 2004, our net deferred tax assets totaled $12.7 million. These net assets represent cumulative net “temporary differences” that will result in tax deductions in future years. The realizability of these assets greatly depends on our ability to generate sufficient future taxable income. Our pre-tax profit was $21.7 million and $13.0 million, and current tax liabilities were $10.3 million and $2.1 million, for the years ended December 31, 2002 and 2003, respectively. During the year ended December 31, 2004, our pre-tax loss was $2.8 million. During 2004, we incurred $12.7 million of additional interest expense related to our February 2004 issuance of the discount notes. In addition, we incurred $1.1 million of payroll expense related to a special bonus paid to common stockholders and we recorded a $2.0 million goodwill impairment charge. We believe that as our club base continues to expand, we will improve our profitability in years going forward and realize our deferred tax assets. Given our profitability in past years and expected future profitability, the weight of available evidence indicates we will be able to realize these net deferred tax assets. If at some time in the future the weight of available evidence does not support the realizability of a portion of or the entire net deferred tax assets, the write-down of this asset could have a significant impact on our financial statements.
Quantitative and Qualitative Disclosures About Market Risk
      We do not believe that we have any significant risk related to interest rate fluctuations since we currently only carry fixed-rate debt. We invest our excess cash in highly liquid short-term investments. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our cash equivalents and therefore impact our cash flows and results of operations. If short-term interest rates were to have increased by 100 basis points during the first fiscal quarter of 2005, our interest income from cash equivalents would have increased by approximately $164,000. These amounts are determined by considering the impact of the hypothetical interest rates on our cash equivalents balance during this quarter.
      For additional information concerning the terms of our fixed-rate debt, see Note 6 to our consolidated financial statements appearing at the end of this prospectus.
Inflation
      Although we cannot accurately anticipate the effect of inflation on our operations, we believe that inflation has not had, and is not likely in the foreseeable future to have, a material impact on our results of operations.
Seasonality of Business
      Seasonal trends have a limited effect on our overall business. Generally, we experience greater membership growth at the beginning of each year and experience an increased rate of membership attrition during the summer months. In addition, during the summer months, we experience a slight increase in operating expenses due to our outdoor pool and summer camp operations, matched by seasonal revenue recognition from seasonal pool memberships and camp revenue.

BUSINESS
Overview
      We are one of the two leading owners and operators of fitness clubs in the Northeast and Mid-Atlantic regions of the United States and the third largest fitness club operator in the United States, in each case as measured by number of clubs. As of March 31, 2005, we owned and operated 138 fitness clubs and partly owned and operated two fitness clubs. These 140 clubs collectively served approximately 398,000 members. We have developed and refined our urban-commuter fitness club model through our clustering strategy, offering fitness clubs close to our members’ work and home. Our club model targets the “upper value” market segment, comprising individuals aged between 21 and 50 with income levels between $50,000 and $150,000 per year. We believe that the upper value segment is not only the broadest segment of the market, but also the segment with the greatest growth opportunities.
      Our goal is to be the most recognized health club network in each of the four major metropolitan regions we serve. We believe that our strategy of clustering clubs provides significant benefits to our members and allows us to achieve strategic operating advantages. In each of our markets, we have developed clusters by initially opening or acquiring clubs located in the more central urban markets of the region and then branching out from these urban centers to suburbs and neighboring communities. Capitalizing on this clustering of clubs, as of March 31, 2005, approximately half of our members participated in our passport membership plan that allows unlimited access to all of our clubs in our clusters for a higher monthly membership fee.
      We have executed our clustering strategy successfully in the New York region through the network of fitness clubs we operate under our New York Sports Clubs brand name. We are the largest fitness club operator in Manhattan with 37 locations (more than twice as many as our nearest competitor) and operate a total of 94 clubs under the New York Sports Clubs brand name within a 50 mile radius of New York City. We operate 19 clubs in the Boston region under our Boston Sports Clubs brand name, 18 clubs in the Washington, D.C. region under our Washington Sports Clubs brand name and have begun establishing a similar cluster in the Philadelphia region with six clubs under our Philadelphia Sports Clubs brand name. In addition, we operate three clubs in Switzerland. We employ localized brand names for our clubs to create an image and atmosphere consistent with the local community and to foster recognition as a local network of quality fitness clubs rather than a national chain.
      Over our 31-year history, we have developed and refined a model club format, which we call fitness-only, that allows us to cost-effectively construct and efficiently operate our fitness clubs. The average size of our clubs is approximately 24,000 square feet. Clubs typically have an open fitness area to accommodate cardiovascular and strength-training exercise, as well as special purpose rooms for group fitness class instruction and other exercise programs, as well as massage. Locker rooms generally include saunas and steam rooms, as well as daily and rental lockers. We seek to provide a broad array of high-quality exercise programs and equipment that are popular and effective, promoting the quality exercise experience that we strive to make available to our members. When developing clubs, we carefully examine the potential membership base and the likely demand for supplemental offerings such as squash, basketball, racquetball, tennis or swimming and, provided suitable real estate is available, we will add these offerings to our fitness-only model. For example, a suburban club in a family market may include Sports Clubs for Kids programs, which can include swim lessons and sports camps.

Industry Overview
      Total U.S. fitness club industry revenues increased at a compound annual growth rate, or CAGR, of 7.7% from $6.5 billion in 1993 to $14.8 billion in 2004, according to the International Health, Racquet and Sportsclub Association, or IHRSA. Total U.S. fitness club memberships increased at a compound annual growth rate of 5.5% from 22.9 million in 1993 to 41.3 million in 2004, according to IHRSA.
U.S. Fitness Club Industry Revenues
($ in billions)
IHRSA Profiles of Success 2004, IHRSA Global Report 2005.
U.S. Fitness Club Memberships
(in millions)
IHRSA/ American Sports Data Health Club Trend Report.
     Demographic trends have helped drive the growth experienced by the fitness industry over the past decade. The industry has benefited from the aging of the “baby boomer” generation and the coming of age of their offspring, the “echo boomers” (ages eight to 26). Government-sponsored reports, such as the Surgeon General’s Report on Physical Activity & Health (1996) and the Call to Action to Prevent and Decrease Overweight and Obesity (2001), have helped to increase the general awareness of the benefits of physical exercise to these demographic segments over those of prior generations. Membership penetration (defined as club members as a percentage of the total U.S. population over the age of six) has increased significantly from 7.4% in 1990 to 14.0% in 2003, according to the IHRSA American Sports Data Health Club Trend Report.
      Notwithstanding these longstanding growth trends, the fitness club industry continues to be highly fragmented. Less than 10.0% of clubs in the United States are owned and operated by companies that own more than 25 clubs, and the two largest fitness club operators each generate less than 7.0% of total United States fitness club revenues, according to management estimates.
      As a large operator with recognized brand names, leading regional market shares and an established operating history, we believe we are well positioned to benefit from these favorable industry dynamics.
      We believe that the growth in fitness club memberships is attributable to several factors. Americans are focused on achieving a healthier, more active and less stressful lifestyle. Of the factors members consider very important in their decision to join a fitness club, the most commonly mentioned is health, closely followed by appearance-related factors including muscle tone, looking better and weight control.

We believe that the increased emphasis on appearance and wellness in the media has heightened the focus on self-image and fitness and will continue to do so. We also believe that fitness clubs provide a more convenient venue for exercise than outdoor activities, particularly in densely populated metropolitan areas. According to published industry reports, convenience is an important factor in choosing a fitness club.
      We believe the industry can be segregated into three tiers based upon price, service and quality: (1) an upper tier consisting of clubs with monthly membership dues averaging in excess of $99 per month; (2) a middle tier consisting of clubs with monthly membership dues averaging between $35 and $99 per month; and (3) a lower tier consisting of clubs with monthly membership dues averaging less than $35 per month. We compete in the middle tier in terms of pricing, and because of our wide array of programs and services coupled with our commitment to customer service and our convenience to members’ work and home, we are positioned toward the upper end of this tier. Based upon the quality and service we provide to our members, we believe that we provide an attractive value to our members at the monthly membership dues we charge.
Competitive Strengths
      We believe the following competitive strengths are instrumental to our success:
      Strong market position with leading brands. We are the third largest fitness club operator in the United States, as measured by number of clubs. We are also one of the two leading owners and operators of fitness clubs in the Northeast and Mid-Atlantic regions of the United States. We are the largest fitness club owner and operator in the New York and Boston regions, and we believe we are the second largest owner and operator in the Washington, D.C. region and the third largest in the Philadelphia region. We attribute our leadership positions in these markets in part to the strength of our localized brand names, which foster recognition as a local network of quality fitness clubs.
      Regional clustering strategy providing significant benefits to members. By operating a network of clubs in a concentrated geographic area, the value of our memberships is enhanced by our ability to offer members access to any of our clubs through our Passport Membership, which provides the convenience of having fitness clubs near a member’s work and home. Approximately half of our members have the Passport Membership plan, and because these memberships offer enhanced privileges and greater convenience, they generate higher monthly dues than single club memberships. Regional clustering also allows us to provide special facilities within a local area, such as swimming pools and squash, tennis and basketball courts, without offering them at every location. In addition, our regional clustering strategy is attractive to corporations seeking group memberships.
      Regional clustering strategy designed to maximize revenues and achieve economies of scale. We believe our regional clustering strategy allows us to maximize revenue and earnings growth by providing high-quality, conveniently located fitness facilities on a cost-effective basis while making it more difficult for potential new entrants into our markets. Regional clustering has allowed us to create an extensive network of clubs in our core markets, in addition to a widely recognized brand with strong local identity. We believe that potential new entrants would need to establish or acquire a large number of clubs in a market to effectively compete with us. We believe that this would be difficult given the relative scarcity of suitable sites in our markets. Our clustering strategy also enables us to achieve economies of scale with regard to sales, marketing, purchasing, general operations and corporate administrative expenses, and to reduce our capital spending needs.
      Expertise in site selection and development process. We believe that our expertise in site selection and development provides a significant advantage over our competitors given the real estate markets in the cities in which we operate and the relative scarcity of suitable sites. Before opening or acquiring a new club, we undertake a rigorous process involving demographic and competitive analysis, financial modeling, site selection and negotiation of lease and acquisition terms to ensure that a location meets our criteria for a model club. We believe our flexible club formats are well suited to the challenging real estate environments in our markets.
      Proven and predictable club-level economic model. We have established a track record of consistent growth in revenue and profitability across our club base. We opened or acquired 61 clubs between January 1,

1996 and December 31, 1999. Of these, our wholly owned clubs that have been in operation from January 1, 2000 through December 31, 2004 generated revenues and operating income (after corporate expenses allocated on a revenue basis) of $157.6 million and $22.4 million, respectively, during the year ended December 31, 2004, as compared to $132.1 million and $9.8 million, respectively, during the year ended December 31, 2000. We believe that the track record of our mature clubs provides a reasonable basis for expected improved performance in our recently opened clubs and continued investment in new clubs. In addition, for the year ended December 31, 2004, and the three months ended March 31, 2005, revenues from clubs that have been open for more than 24 months grew at 2.1% and 4.8%, respectively. Further, we have demonstrated our ability to deliver similar club-level returns in varying club formats and sizes.
      Experienced management team. We believe that our management team is one of the most experienced management teams in the industry. Our four senior executives have over 75 years of combined experience in the fitness club industry and have been working together at Town Sports since 1990. We believe that our management has the depth, experience and motivation to manage our growth. In the aggregate, our entire management team owns approximately 29% of our common stock before this offering, and will own      % of our common stock after this offering, in each case on a fully diluted basis.
Business Strategy
      We intend to continue to grow our revenues, earnings and cash flows using the following strategies:
      Drive comparable club revenue and profitability growth. In each of the last four quarters ended March 31, 2005, comparable club revenue growth has increased as follows: 1.6%, 4.1%, 4.6% and 6.0%. For the year ended December 31, 2004, comparable club revenue growth was 2.5%. From April 1, 2004 to March 31, 2005, our comparable club revenues increased by an average of 4.1% per quarter as a result of our recent strategic initiatives, including our new commit membership plan and focus on growing ancillary revenues. The commit membership model that we recently implemented encourages new members to commit to a one- or two-year membership at a discount to our month-to-month plan. Since the implementation of the new membership model, attrition rates have declined dramatically and comparable club revenues have increased. We intend to capitalize on this recent momentum to drive revenue and profitability growth by increasing our membership base as well as the amount of revenue that we generate from each member. Our margins will also continue to improve as the positive comparable club revenue growth allows us to leverage our fixed-cost base.
      Increase number of clubs by expanding within regional clusters. We intend to strengthen our market position and to increase revenues and earnings in our existing markets through the opening of new clubs and the acquisition of existing clubs. Our expertise in the site selection and development process combined with our proven and predictable club-level economic model enables us to generate significant returns from the opening of new clubs. We have currently identified over 100 urban and suburban locations in our existing markets that we believe possess the criteria for a model club. In addition, we have identified further growth opportunities in secondary markets located near our existing markets.
      Grow ancillary and other non-membership revenues. We intend to grow our ancillary and other non-membership revenues through a continued focus on increasing the additional value-added services that we provide to our members as well as capitalizing on the opportunities for other non-membership revenues such as in-club advertising and retail sales. Non-membership revenues have increased from $32.4 million, or 14.5% of revenues for the year ended December 31, 2000, to $57.9 million, or 16.4% of revenues for the year ended December 31, 2004. We intend to continue to expand the current range of value-added services and programs that we offer to our members, such as personal training, massage, Sports Clubs for Kids and Group Exclusives. These sources of ancillary and other non-membership revenues generate incremental profits with minimal capital investment and assist in attracting and retaining members.
      Realize benefits from maturation of recently opened clubs. From April 1, 2002 to March 31, 2005, we opened or acquired 19 clubs. We believe that our recent financial performance does not fully reflect the benefit of these clubs. Based on our experience, a new club tends to achieve significant increases in revenues during its first three years of operation as the number of members grow. Because there is relatively little incremental cost associated with such increasing revenues, there is a greater proportionate increase in profitability. We believe that the revenues and profitability of these 19 clubs will significantly improve as the clubs reach maturity.
      Execute new business initiatives. We continually undertake initiatives to improve our business. For example, we introduced Xpressline, a circuit workout that can be completed in 22 minutes, to make exercise more accessible for busy members. This program as well as other new initiatives increases both convenience and service to members, thereby enhancing our member loyalty. We undertook a statistical multi-variable testing study and found 400 initiatives that could be undertaken to improve our business. Of those, we tested 25 and are currently in the process of implementing seven initiatives in a combination that we believe will increase our membership and ancillary revenues and reduce attrition. We established a separate corporate sales division in the fourth quarter of 2004 with 20 full-time employees who target or focus on companies with more than 100 workers. In addition, we established an on-line corporate sales program in the first quarter of 2005. We believe these changes will lead to an increase in new corporate memberships in the future. Currently, 20% of our members have corporate memberships.
Marketing
      Our marketing campaign, which we believe has increased awareness of our brand names, is directed by our in-house media department which is headed by the Chief Executive Officer and our Vice President of Marketing. This team develops advertising strategies to convey each of our regionally branded networks as the premier network of fitness clubs in its region. Our media team’s goal is to achieve broad awareness of our regional brand names primarily through radio, television, newspaper, billboard and direct mail advertising. We believe that clustering clubs creates economies in our marketing and advertising strategy that increase the efficiency and effectiveness of these campaigns.
      Advertisements generally feature creative slogans that communicate the serious approach we take toward fitness in a provocative and/or humorous tone, rather than pictures of our clubs, pricing specials or members exercising. Promotional marketing campaigns will typically feature opportunities to participate in value-added services such as personal training for a limited time at a discount to the standard rate. We will also offer reduced initiation fees to encourage enrollment. Additionally, we frequently sponsor member referral incentive programs. Such incentive programs include a free month of membership, personal training sessions or sports equipment.
      We also engage in public relations and special events to promote our image in the local communities. We believe that these public relations efforts enhance our image and the image of our local brand names in the communities in which we operate. We also seek to build our community image through advertising campaigns with local and regional retailers.
      Our principal web site, www.mysportsclubs.com, provides information about club locations, program offerings, exercise class schedules and on-line promotions. The site also allows our members to give us direct feedback on all of our services and offerings. We also use the site to promote career opportunities with us.
Sales
      Sales of new memberships are generally handled at the club level. We employ approximately 435 “in-club” membership consultants who are responsible for new membership sales. Each club generally has two or three full-time consultants and one part-time membership consultant. These consultants report directly to the club general manager, who in turn reports to a district manager. Membership consultants’ compensation consists of a base salary plus commission. Sales commissions range from $45 to $70 per new member enrolled. We provide additional incentive-based compensation in the form of bonuses contingent upon individual, club and company-wide enrollment goals. Membership consultants must successfully complete a three-month, in-house training program through which they learn our sales strategy. In making a sales presentation, membership consultants emphasize:

•	the proximity of our clubs to concentrated commercial and residential areas convenient to where target members live and work;

•	the obligation on the part of the enrollee;

•	the price/value relationship of a Town Sports membership; and

•	access to value-added services.
      A team of corporate membership consultants actively markets to larger corporations that have employees located in our markets. A separate corporate sales division was started in the fourth quarter of 2004 that currently has 20 full-time employees pursuing companies with more than 100 employees. In addition, a new on-line corporate sales program was established in the first quarter of 2005. We believe this focus will lead to significant new corporate participation in the future. Currently, 20% of members have corporate memberships.
      We believe that clustering clubs allows us to sell memberships based upon the opportunity for members to utilize multiple club locations. We have a streamlined membership structure designed to simplify our sales process. In addition, our proprietary centralized computer software ensures consistency of pricing and controls enrollment processing at the club level. As of March 31, 2005, our existing members were enrolled under three principal types of memberships:

•	The Passport membership, ranging in price from $47 to $95 per month, is our higher priced membership and entitles members to use any of our clubs at any time. This membership is held by approximately 50% of our members. We are currently offering our Passport memberships at $95 per month for month-to-month memberships and $89 per month for one-year commit memberships. In addition, we have introduced a Passport Premium membership at two select clubs, that includes a greater array of member services and facilities, at a price of $115 per month.

•	The Gold membership, ranging in price from $38 to $86 per month based on the market area of enrollment, enables members to use a specific club, or a group of specific clubs, at any time and any of our clubs during off-peak times. This membership is held by approximately 49% of our members.

•	The Off-Peak membership, ranging in price from $39 to $75 per month, is the least expensive membership, and allows members to use any of our clubs only during off-peak times. This membership is held by approximately 1% of our members.
      By operating a network of clubs in a concentrated geographic area, the value of our memberships is enhanced by our ability to offer members access to any of our clubs through a Passport Membership, which provides the convenience of having fitness clubs near a member’s work and home. Approximately 50% of our members have the Passport Membership plan, and because these memberships offer broader privileges and greater convenience, they generate higher monthly dues than single club memberships. Regional clustering also allows us to provide special facilities within a local area, such as squash, tennis, basketball, programs and swimming pools, without offering them at each location.
      Historically, we have sold month-to-month membership payment plans that are generally cancelable by our members at any time with 30 days’ notice. We implemented a commit membership model in October 2003 in an effort to improve our membership retention and to offer our members a wider range of membership types. The model encourages new members to commit to a one- or two-year membership, because these memberships are priced at a discount to the month-to-month plan. The one-year commit membership is typically sold at the same monthly rate as the non-commit plan, and dues are paid monthly, but with a discounted initiation fee. The two-year commit memberships are typically sold at a 10% discount to the month-to-month plan and offer a discounted initiation fee. As of March 31, 2005, approximately 59% of our members were under a month-to-month non-commit membership plan and 41%

were under a commit membership plan. We believe members prefer to have the choice to commit for a year or two or to have the flexibility of the month-to-month non-commit plan.
      In joining a club, a new member signs a membership agreement that obligates the member to pay a one-time initiation fee, a one-time processing fee and monthly dues on an ongoing basis. Monthly electronic funds transfer, or EFT, of individual membership dues on a per-member basis averaged approximately $66 per month for the year ended December 31, 2004 and $67 per month for the three months ended March 31, 2005. Initiation fees and processing fees for EFT members averaged approximately $78 for the year ended December 31, 2004 and $68 for the three months ended March 31, 2005. We collect 92.0% of all monthly membership dues through EFT and EFT revenue constituted over 74.2% of consolidated revenue for the year ended December 31, 2004 and 74.3% of consolidated revenue for the three months ended March 31, 2005. Substantially all other membership dues are paid in full in advance. Our membership agreements call for monthly dues to be collected by EFT based on credit card or bank account debit authorization contained in the agreement. During the first week of each month, we receive the EFT dues for that month after the payments are initiated by a third-party EFT processor. Discrepancies and insufficient funds incidents are researched and resolved by our in-house account services department. We believe that our EFT program of monthly dues collection provides a predictable and stable cash flow for us, reduces the traditional accounts receivable function and minimizes bad-debt write-offs while providing a significant competitive advantage in terms of the sales process, dues collection and working capital management. In addition, it enables us to increase our dues in an efficient and consistent manner, which we typically do annually by between 1% and 3%, in line with increases in the cost of living.
Ancillary Club Revenue
      Over the past five years, we have expanded the level of ancillary club services provided to our members. Ancillary club revenue has increased by $22.1 million from $30.9 million in 2000 to $53.0 million in 2004. Increases in personal training revenue in particular have contributed to $15.0 million of the increase in ancillary revenue during this period. In addition, we have added Sports Clubs for Kids and Group Exclusives (both additional fee for service programs) at selected clubs. Ancillary club revenue was $15.2 million for the three months ended March 31, 2005. Ancillary club revenue as a percentage of total revenue has increased from 13.9% for the year ended December 31, 2000 to 15.0% for the year ended December 31, 2004. Ancillary club revenue as a percentage of total revenue was 16.2% for the three months ended March 31, 2005. Personal training revenue as a percentage of revenues increased from 8.9% of revenue in 2000 to 9.9% of revenue in 2004. Personal training revenue as a percentage of revenues was 11.1% for the three months ended March 31, 2005.
Club Format and Locations
      Our clubs are typically located in well-established, middle or upper-income residential, commercial or mixed urban neighborhoods within major metropolitan areas that are capable of supporting the development of a cluster of clubs. Our clubs generally have relatively high visibility in retail areas and are near transportation. In the New York City, Boston and Washington, D.C. markets, we have created clusters of clubs in urban areas and their commuter suburbs aligned with our operating strategy of offering our target members the convenience of multiple locations close to where they live and work, reciprocal use privileges and standardized facilities and services. We have begun establishing a similar cluster in Philadelphia.
      Approximately half of the clubs we operate are urban clubs and the remainder are suburban. Our urban clubs generally range in size from 15,000 to 25,000 square feet and average approximately 20,000 square feet. Our suburban clubs vary in size from 15,000 square feet to 90,000 square feet, with one club being 200,000 square feet. Excluding this one large club, the average suburban club is 25,000 square feet. Membership for each club generally ranges from 2,000 to 4,500 members at maturity. Although club members represent a cross-section of the population in a given geographic market, our target member is college educated, between the ages of 21 and 50 and has an annual income of between $50,000 and $150,000.

      We have experienced significant growth over the past five years through a combination of acquiring existing, privately owned, single and multi-club businesses, and developing and opening new club locations that we have constructed. From January 1, 2000 to March 31, 2005, we have acquired 20 existing clubs and opened 42 new clubs. In addition, during this period, we have relocated four clubs, sold one club, closed one club and purchased two clubs we previously managed, to increase our total clubs under operation from 86 to 140. From January 1, 2004 through March 31, 2005, we opened eight new clubs and acquired three clubs.
      We engage in detailed site analyses and selection processes based upon information provided by our development software to identify potential target areas for additional clubs based upon population demographics, psychographics, traffic and commuting patterns, availability of sites and competitive market information. In addition to our existing 140 locations, we have 10 new sites for which we have entered into lease commitments, and have identified approximately 100 target areas in which we may add clubs under our New York Sports Clubs, Boston Sports Clubs, Washington Sports Clubs or Philadelphia Sports Clubs brand names. In addition, we have identified further growth opportunities in secondary markets located near our existing markets. In the future, we may explore expansion opportunities in other markets in the United States that share similar demographic characteristics to those in which we currently operate.
      Our facilities include state-of-the-art cardiovascular equipment, including upright and recumbent bikes, steppers, treadmills and elliptical motion machines; strength equipment and free weights, including Cybex, Icarian, Nautilus, Free Motion and Hammer Strength equipment; group exercise and cycling studios; the Sportsclub Network entertainment system; locker rooms, including shower facilities, towel service, and other amenities such as saunas and steam rooms; babysitting; and a retail shop. Each of our clubs is equipped with automated external defibrillators. Personal training services are offered at all locations and massage is offered at most clubs, each at an additional charge. At certain flagship locations, additional facilities are also offered, including swimming pools and racquet and basketball courts. Also, we have significantly expanded the availability of fee-based programming at many of our clubs, including programs targeted at children, members and non-member adult customers.
      We also offer our Xpressline strength workout at all of our clubs. Xpressline is a trainer-supervised, eight-station total-body circuit workout designed to be used in 22 minutes and to accommodate all fitness levels. This service is provided for free to our members. We have also introduced FitMap, which is a visual tool that provides our members with guidance on how to use our equipment through safe progressions of difficulty.
      We have over 5,000 Sportsclub Network personal entertainment units installed in our clubs. The units are typically mounted on cardiovascular equipment and are equipped with a color screen for television viewing; some also have a compact disc player or an audio cassette player. The Sportsclub Network also broadcasts our own personalized music video channel that provides us with a direct means of advertising products and services to our membership base.
Club Services and Operations
      We emphasize consistency and quality in all of our club operations, including:
      Management. We believe that our success is largely dependent on the selection and training of our staff and management. Our management structure is designed, therefore, to support the professional development of highly motivated managers who will execute our directives and support growth.
      Our business is divided into regional operating lines in which our regional vice presidents of operations oversee the profit responsibility of a defined group, or cluster, of clubs. Reporting to these officers are regional functional departments as well as district managers. Reporting to these district managers are the individual club general managers. General managers are responsible for the day-to-day management of each club. At each level of responsibility, compensation is structured to align our goals for profitability with those of each region, district or club.

      Corporate functional departments have been established to compliment each specific area of our clubs’ services, such as sales, training, group exercise programs, fitness equipment, programming, personal training, facility and equipment maintenance, housekeeping and laundry. This centralization allows local general managers at each club to focus on customer service, club staffing and providing a high-quality exercise experience.
      Our club support division acts as the coordinator for all departments, and ensures consistency of policies and procedures across the entire organization.
      Personal Training. All of our fitness clubs offer one-on-one personal training, which is sold by the single session or in multi-session packages. We have implemented a comprehensive staff education curriculum, which progresses from basic knowledge and practical skills to advanced concepts and training techniques. Our education program provides professional standards to ensure that our trainers provide superior service and fitness expertise to our members. There are four levels of professional competency for which different levels of compensation are paid, with mandatory requirements trainers must meet in order to achieve and maintain such status. We believe the qualifications of the personal training staff helps ensure that members receive a consistent level of quality service throughout our clubs. We believe that our personal training programs provide valuable guidance to our members and a significant source of incremental revenue. In addition, we believe that members who participate in personal training programs typically have a longer membership life.
      Group Fitness. Our commitment to providing a quality workout experience to our members extends to the employment of program instructors, who teach aerobics, cycling, strength conditioning, boxing, yoga, Pilates and step aerobics classes, among others. All program instructors report to a centralized management structure, headed by the Vice President of Programs and Services whose department is responsible for overseeing auditions and providing in-house training to keep instructors current in the latest training techniques and program offerings. We also provide Group Exclusive offerings to our members, which are for-fee based programs that have smaller groups and provide more focused, and typically more advanced, training classes. Some examples of these offerings include Pilates, boxing camps and cycling camps.
      Sports Clubs for Kids. During 2000, we began offering programs for children under the Sports Clubs for Kids brand. As of March 31, 2005, Sports Clubs for Kids was operating in 17 locations throughout our New York Sports Clubs, Boston Sports Clubs and Philadelphia Sports Clubs regions. In addition to extending fitness offerings to a demographic not previously served by us, we expect that Sports Clubs for Kids programming will help position our suburban clubs as family clubs, which we believe will provide us with a competitive advantage. Depending upon the facilities available at a location, Sports Clubs for Kids programming can include traditional youth offerings such as day camps, sports camps, swim lessons, hockey and soccer leagues, gymnastics, dance, martial arts and birthday parties. It also can include innovative and proprietary programming such as Kidspin Theater, a multi-media cycling experience, and non-competitive “learn-to-play” sports programs. In selected locations, we also offer laser tag.
      Employee Compensation and Benefits. We provide performance-based incentives to our management. Senior management compensation, for example, is tied to our overall performance. Departmental directors, district managers and general managers can achieve bonuses tied to financial and member retention targets for a particular club or group of clubs. We offer our employees various benefits including health, dental and disability insurance; pre-tax healthcare and dependent care accounts; and a 401(k) plan. We believe the availability of employee benefits provides us with a strategic advantage in attracting and retaining quality managers, program instructors and professional personal trainers and that this strategic advantage in turn translates into a more consistent and higher-quality workout experience for those members who utilize such services.
Proprietary Centralized Information Systems
      We use a proprietary system developed internally to bill our members, track and analyze sales and membership statistics, the frequency and timing of member workouts, multi-club utilization, value-added services and demographic profiles by member, which enables us to develop targeted direct marketing programs and to modify our broadcast and print advertising to improve consumer response. This system also assists us in evaluating staffing needs and program offerings. In addition, we rely on certain data gathered through our information systems to assist in the identification of new markets for clubs and site selection within those markets.
Information System Developments
      We recognize the value of enhancing and extending the uses of information technology in virtually every area of our business. After developing an information technology strategy to support our business strategy, we developed a comprehensive multi-year plan to replace or upgrade key systems.
      In 2003, we implemented a new, fully integrated club management system. This system incorporates browser-based technology and open architecture to allow for scalability to support our projected growth and diversification of services. This system provides enhanced functionality for member services, contract management, electronic billing, point of sale, scheduling resources and reservations. This club management system is continually enhanced to extend support for new business functionalities and to integrate with other applications. Plans for 2005 include integration with customer relationship management software and document management software.
      We expanded our web site in 2004 to incorporate e-business functionality for the sale of corporate memberships. We have built an intranet to provide a portal for the various browser-based applications that we utilize internally. Development of intranet features to support corporate communications, human resources programs and training is ongoing. During the year, we developed data warehousing capabilities to enable enhanced managerial and analytical reporting.
      We have implemented numerous infrastructure changes to accommodate our growth, provide network redundancy, increase efficiencies in operations and improve management of all components of our technical architecture. In 2004, we constructed our disaster recovery site as well as a purpose-built member call center in a facility in Pennsylvania. The disaster recovery facility, including full network redundancy, will be completely operational for key business systems before the end of 2005.
Strategic Planning
      During 2001, we began a strategic planning process. That process produced a set of core values, a mission statement and a clear vision for our future. In support of this top-level strategic focus were a series of six strategic objectives. These, in turn, were supported by strategic initiatives. Finally, a series of quarterly metrics was established to help our senior management gauge our progress toward achieving our objectives.
      In the first two years after the initial strategic plan was issued, progress with initiatives was closely monitored by senior management and the plan was refined annually. By 2004, our strategic plan had become an integral part of the decision-making process of our Executive Committee, which is comprised of our Chairman, Chief Executive Officer, Chief Financial Officer, Chief Development Officer, Chief Information Officer, Chief Operations Officer and our Senior Vice President of Strategic Planning. Reflecting our strategic plan’s role in the structural decisions being made, it was reviewed and refined quarterly. The execution of initiatives supporting each of the six strategic objectives for 2004 became the responsibility of the Executive Committee, with every member other than the Chairman responsible for at least one objective.
      Our strategic plan’s objectives have produced significant changes in our approach to our brand, our core business development process, our customer experience, our sales process and our technology strategy. Among these changes is a flattening of our club management structure, giving in-club management broader responsibility. This was coupled with a reduction of the span of control of district managers so that they can focus on fewer locations. Together with our information technology strategies, such changes reduced the administrative burden placed upon our club management staff and provided a platform for improved customer service. Additional objectives have resulted in, among other changes, the realignment of direct responsibility for the in-club membership sales process, a new division handling corporate sales activity and club-level responsibility for personal training sales and service delivery.
      Our core business development initiatives have improved our ability to target markets and enhanced the accuracy of our business model. Finally, our information technology initiatives have resulted in an intranet platform that now serves as the portal through which employees access many enterprise-wide software systems. It also provides information about marketing promotions, details about clubs and services, corporate directories and resources related to the administration of human resources.
      For 2005, we plan to drive the strategic planning process further into the organization. Selected divisions will develop strategy documents to improve the focus and efficiency of these groups. Because divisional strategy plans will support our overall strategic plan, they will improve the alignment of business processes with our high-level strategy.
Intellectual Property
      We have registered various trademarks and service marks with the U.S. Patent and Trademark Office, including New York Sports Clubs, Washington Sports Clubs, Boston Sports Clubs, Philadelphia Sports Clubs, TSI, and Town Sports International, Inc. We continue to register other trademarks and service marks as they are created.
Competition
      The fitness club industry is competitive and continues to become more competitive. The number of health clubs in the U.S. has increased from 11,655 in 1993 to 26,830 in 2004. While we do not believe that we face any dominant competitors in our markets, we compete with other fitness clubs, physical fitness and recreational facilities established by local governments, hospitals and businesses for their employees, amenity and condominium clubs, the YMCA and similar organizations and, to a certain extent, with racquet and tennis and other athletic clubs, country clubs, weight reducing salons and the home-use fitness equipment industry.
      The principal methods of competition include pricing and ease of payment, required level of members’ contractual commitment, level and quality of services, training and quality of supervisory staff, size and layout of facility and convenience of location with respect to access to transportation.
      We consider our service offerings to be in the mid-range of the value/service proposition and designed to appeal to a large portion of the population who attend fitness facilities. Competitors offering lower pricing and a lower level of service could compete effectively against our facilities if such operators are willing to accept operating margins that are lower than ours.
      Furthermore, smaller and less expensive weight loss facilities present a competitive alternative for the de-conditioned market. We also face competition from club operators offering comparable or higher pricing with higher levels of service. The trend to larger outer-suburban family fitness centers, in areas where suitable real estate is more likely to be available, could also compete effectively against our suburban fitness-only models.
Competitive Position Measured by Number of Clubs

	Number of
Market	Clubs	Position

Boston metro	19	Leading operator
New York metro	94	Leading operator
Philadelphia metro	6	#3 operator
Washington, D.C. metro	18	#2 operator, although leader in urban center
Switzerland	3	Local operator only

      We also compete with other entertainment and retail businesses for the discretionary income in our target demographics. There can be no assurance that we will be able to compete effectively in the future in the markets in which we operate. Competitors, which may include companies that are larger and have greater resources than us, may enter these markets to our detriment. These competitive conditions may limit our ability to increase dues without a material loss in membership, attract new members and attract and retain qualified personnel. Additionally, consolidation in the fitness club industry could result in increased competition among participants, particularly large multi-facility operators that are able to compete for attractive acquisition candidates and or newly constructed club locations, thereby increasing costs associated with expansion through both acquisitions and lease negotiation and real estate availability for newly constructed club locations.
      We believe that our market leadership, experience and operating efficiencies enable us to provide the consumer with a superior product in terms of convenience, quality service and affordability. We believe that there are significant barriers to entry in our urban markets, including restrictive zoning laws, lengthy permit processes and a shortage of appropriate real estate, which could discourage any large competitor from attempting to open a chain of clubs in these markets. However, such a competitor could enter these markets more easily through one, or a series of, acquisitions.
Government Regulation
      Our operations and business practices are subject to federal, state and local government regulation in the various jurisdictions in which our clubs are located, including: (1) general rules and regulations of the Federal Trade Commission, state and local consumer protection agencies and state statutes that prescribe certain forms and provisions of membership contracts and that govern the advertising, sale, financing and collection of such memberships, (2) state and local health regulations, (3) federal regulation of health and nutritional supplements and (4) regulation of rehabilitation service providers.
      Statutes and regulations affecting the fitness industry have been enacted in jurisdictions in which we conduct business; many others into which we may expand have adopted or likely will adopt similar legislation. Typically, these statutes and regulations prescribe certain forms and provisions of membership contracts, afford members the right to cancel the contract within a specified time period after signing, require an escrow of funds received from pre-opening sales or the posting of a bond or proof of financial responsibility, and may establish maximum prices for membership contracts and limitations on the term of contracts. In addition, we are subject to numerous other types of federal and state regulations governing the sale of memberships. These laws and regulations are subject to varying interpretations by a number of state and federal enforcement agencies and courts. We maintain internal review procedures in order to comply with these requirements, and believe that our activities are in substantial compliance with all applicable statutes, rules and decisions.
      Under so-called state “cooling-off” statutes, a new member has the right to cancel his or her membership for a short period after joining set by the applicable law in the relevant jurisdiction and, in such event, is entitled to a refund of any initiation fee and dues paid. In addition, our membership contracts provide that a member may cancel his or her membership at any time for medical reasons or relocation a certain distance from the nearest club. The specific procedures and reasons for cancellation vary due to differing laws in the respective jurisdictions. In each instance, the canceling member is entitled to a refund of unused prepaid amounts only. Furthermore, where permitted by law, a fee is due upon cancellation and we may offset such amount against any refunds owed.
Employees
      At March 31, 2005, we had approximately 7,440 employees, of whom approximately 2,750 were employed full-time. Approximately 360 employees were corporate personnel working in our Manhattan, Boston, Philadelphia or Washington, D.C. offices. We are not a party to any collective bargaining agreement with our employees. We have never experienced any significant labor shortages nor had any difficulty in obtaining adequate replacements for departing employees and consider our relations with our employees to be good. We believe that we offer employee benefits (including health, dental, disability insurance, pre-tax healthcare and dependent care accounts, and a 401(k) plan) that are superior to those generally offered by our competitors.
Facilities
      We own the 151 East 86th Street location, which houses a fitness club and a retail tenant that generated $788,000 of rental income for us during the year ended December 31, 2004 and $268,000 for the three months ended March 31, 2005. We lease the remainder of our fitness clubs pursuant to long-term leases (generally 15 to 25 years, including options). In the next five years (ending December 31, 2009), only four locations will expire without any renewal options. In each case, we will endeavor to extend the lease or relocate the club or its membership base.
      We lease approximately 40,000 square feet of office space in New York City, and have smaller regional offices in Fairfax, VA, East Brunswick, NJ, Old Bridge, NJ, Philadelphia, PA, Stamford, CT and Wakefield, MA, for administrative and general corporate purposes. We also lease warehouse and commercial space in Long Island City, Queens, NY and Brooklyn, NY, for storage purposes and for the operation of a centralized laundry facility for certain of our clubs in the New York metropolitan area.
      The following table provides information regarding our club locations:

Location	Address	Date Opened or Management Assumed

New York Sports Clubs:
Manhattan	151 East 86th Street	January 1977
Manhattan	61 West 62nd Street	July 1983
Manhattan	614 Second Avenue	July 1986
Manhattan	151 Reade Street	January 1990
Manhattan	1601 Broadway	September 1991
Manhattan	50 West 34th Street	August 1992
Manhattan	349 East 76th Street	April 1994
Manhattan	248 West 80th Street	May 1994
Manhattan	502 Park Avenue	February 1995
Manhattan	117 Seventh Avenue South	March 1995
Manhattan	303 Park Avenue South	December 1995
Manhattan	30 Wall Street	May 1996
Manhattan	1635 Third Avenue	October 1996
Manhattan	575 Lexington Avenue	November 1996
Manhattan	278 Eighth Avenue	December 1996
Manhattan	200 Madison Avenue	February 1997
Manhattan	131 East 31st Street	February 1997
Manhattan	2162 Broadway	November 1997
Manhattan	633 Third Avenue	April 1998
Manhattan	1657 Broadway	July 1998
Manhattan	217 Broadway	March 1999
Manhattan	23 West 73rd Street	April 1999
Manhattan	34 West 14th Street	July 1999
Manhattan	503-511 Broadway	July 1999
Manhattan	1372 Broadway	October 1999
Manhattan	300 West 125th Street	May 2000
Manhattan	102 North End Avenue	May 2000

Location	Address	Date Opened or Management Assumed

Manhattan	14 West 44th Street	August 2000
Manhattan	128 Eighth Avenue	December 2000
Manhattan	2521-23 Broadway	August 2001
Manhattan	3 Park Avenue	August 2001
Manhattan	19 Irving Place	November 2001
Manhattan	160 Water Street	November 2001
Manhattan	230 West 41st Street	November 2001
Manhattan	1221 Avenue of the Americas	January 2002
Manhattan	200 Park Avenue	December 2002
Manhattan	232 Mercer Street	September 2004
Brooklyn, NY	110 Boerum Place	October 1985
Brooklyn, NY	1736 Shore Parkway	June 1998
Brooklyn, NY	179 Remsen Street	May 2001
Brooklyn, NY	453 Fifth Avenue	August 2003
Brooklyn, NY	7118 Third Avenue	May 2004
Queens, NY	69-33 Austin Street	April 1997
Queens, NY	153-67 A Cross Island Parkway	June 1998
Queens, NY	2856-2861 Steinway Street	February 2004
Staten Island, NY	300 West Service Road	June 1998
Scarsdale, NY	696 White Plains Road	October 1995
Mamaroneck, NY	124 Palmer Avenue	January 1997
White Plains, NY	1 North Broadway	September 1997
Croton-on-Hudson, NY	420 South Riverside Drive	January 1998
Larchmont, NY	15 Madison Avenue	December 1998
Nanuet, NY	58 Demarest Mill Road	May 1998
Great Neck, NY	15 Barstow Road	July 1989
East Meadow, NY	625 Merrick Avenue	January 1999
Commack, NY	6136 Jericho Turnpike	January 1999
Oceanside, NY	2909 Lincoln Avenue	May 1999
Long Beach, NY	265 East Park Avenue	July 1999
Garden City, NY	833 Franklin Avenue	May 2000
Huntington, NY	350 New York Avenue	February 2001
Syosset, NY	49 Ira Road	March 2001
West Nyack, NY	3656 Palisades Center Drive	February 2002
Woodmere, NY	158 Irving Street	March 2002
Hartsdale, NY	208 E. Hartsdale Avenue	September 2004
Somers, NY	Somers Commons, 80 Route 6	February 2005
White Plains, NY	4 City Center	Opening 2005 (replaces existing location)
Hawthorne, NY	24 Saw Mill River Road	Opening 2005
Stamford, CT	6 Landmark Square	December 1997
Stamford, CT	16 Commerce Road	January 1998
Danbury, CT	38 Mill Plain Road	January 1998
Stamford, CT	1063 Hope Street	November 1998
Norwalk, CT	250 Westport Avenue	March 1999

Location	Address	Date Opened or Management Assumed

Greenwich, CT	6 Liberty Way	May 1999
Westport, CT	427 Post Road, East	January 2002
Greenwich, CT	67 Mason Street	February 2004
East Brunswick, NJ	8 Cornwall Court	January 1990
Princeton, NJ	301 North Harrison Street	May 1997
Freehold, NJ	200 Daniels Way	April 1998
Matawan, NJ	163 Route 34	April 1998
Old Bridge, NJ	Gaub Road and Route 516	April 1998
Marlboro, NJ	34 Route 9 North	April 1998
Fort Lee, NJ	1355 15th Street	June 1998
Ramsey, NJ	1100 Route 17 North	June 1998
Mahwah, NJ	7 Leighton Place	June 1998
Parsippany, NJ	2651 Route 10	August 1998
Springfield, NJ	215 Morris Avenue	August 1998
Colonia, NJ	1250 Route 27	August 1998
Franklin Park, NJ	3911 Route 27	August 1998
Plainsboro, NJ	10 Schalks Crossing	August 1998
Somerset, NJ	120 Cedar Grove Lane	August 1998
Hoboken, NJ	221 Washington Street	October 1998
West Caldwell, NJ	913 Bloomfield Avenue	April 1999
Jersey City, NJ	147 Two Harborside Financial Center	June 2002
Newark, NJ	1 Gateway Center	October 2002
Ridgewood, NJ	129 S. Broad Street	June 2003
Westwood, NJ	35 Jefferson Avenue	June 2004
Livingston, NJ	39 W. North Field Rd.	February 2005
Princeton, NJ	4250 Route 1 North	April 2005
Hoboken, NJ	1225 Willow Avenue	Opening 2006
Montclair, NJ	56 Church Street	Opening 2007

Boston Sports Clubs:
Boston, MA	561 Boylston Street	November 1991
Boston, MA	1 Bulfinch Place	August 1998
Boston, MA	201 Brookline Avenue	June 2000
Boston, MA	361 Newbury Street	November 2001
Boston, MA	350 Washington Street	February 2002
Boston, MA	501 Boylston Street	Opening 2005 (replaces existing location)
Boston, MA	560 Harrison Avenue	Opening 2006
Boston, MA	695 Atlantic Avenue	Opening 2006
Allston, MA	15 Gorham Street	July 1997
Natick, MA	Sherwood Plaza, 124 Worcester Rd	September 1998
Weymouth, MA	553 Washington Street	May 1999
Wellesley, MA	140 Great Plain Avenue	July 2000
Andover, MA	307 Lowell Street	July 2000
Lynnfield, MA	425 Walnut Street	July 2000

Location	Address	Date Opened or Management Assumed

Lexington, MA	475 Bedford Avenue	July 2000
Franklin, MA	750 Union Street	July 2000
Framingham, MA	1657 Worcester Street	July 2000
Danvers, MA	50 Ferncroft Road	July 2000
Cambridge, MA	625 Massachusetts Avenue	January 2001
West Newton, MA	1359 Washington Street	November 2001
Waltham, MA	840 Winter Street	November 2002
Watertown, MA	311 Arsenal Street	Opening 2005

Washington Sports Clubs:
Washington, D.C.	214 D Street, S.E.	January 1980
Washington, D.C.	1835 Connecticut Avenue, N.W.	January 1990
Washington, D.C.	1990 M Street, N.W.	February 1993
Washington, D.C.	2251 Wisconsin Avenue, N.W.	May 1994
Washington, D.C.	1211 Connecticut Avenue, N.W.	July 2000
Washington, D.C.	1345 F Street, N.W.	August 2002
Washington, D.C.	5346 Wisconsin Ave., N.W.	February 2002
Washington, D.C.	1990 K Street, N.W.	February 2004
Washington, D.C.	783 Seventh Street, N.W.	October 2004
Washington, D.C.	3222 M Street, N.W.	February 2005
Bethesda, MD	4903 Elm Street	May 1994
North Bethesda, MD	10400 Old Georgetown Road	June 1998
Germantown, MD	12623 Wisteria Drive	July 1998
Silver Spring, MD	8506 Fenton Street	Opening 2005
Bethesda, MD	6800 Wisconsin Avenue	Opening 2007
Alexandria, VA	3654 King Street	June 1999
Sterling, VA	21800 Town Center Plaza	October 1999
Fairfax, VA	11001 Lee Highway	October 1999
West Springfield, VA	8430 Old Keene Mill	September 2000
Clarendon, VA	2700 Clarendon Boulevard	November 2001

Philadelphia Sports Clubs:
Philadelphia, PA	220 South 5th Street	January 1999
Philadelphia, PA	2000 Hamilton Street	July 1999
Chalfont, PA	One Highpoint Drive	January 2000
Cherry Hill, NJ	Route 70 and Kings Highway	April 2000
Philadelphia, PA	1735 Market Street	October 2000
Ardmore, PA	34 W. Lancaster Avenue	March 2002

Swiss Sports Clubs:
Basel, Switzerland	St. Johanns-Vorstadt 41	August 1987
Zurich, Switzerland	Glarnischstrasse 35	August 1987
Basel, Switzerland	Gellerstrasse 235	August 2001
Legal Proceedings
      On February 13, 2003, in an action styled Joseph Anaya vs. Town Sports International, Inc. et al., an individual filed suit against us in the Supreme Court of the State of New York, New York County,

alleging that on January 14, 2003, he sustained serious bodily injury at one of our club locations. He filed an amended complaint on September 17, 2003, seeking $2 billion in damages. His cause of action seeking punitive damages, in the amount of $250 million, was dismissed on January 26, 2004. While we are unable to determine the ultimate outcome of the above action, we intend to contest the matter vigorously.
      We have in force $51.0 million of insurance to cover claims of this nature. If any such judgment exceeds the amount for which we are covered by insurance by $2.5 million, we would be in default under the credit agreement governing TSI, Inc.’s senior secured revolving credit facility. Also, if any uninsured judgment, when aggregated with any other judgments not covered by insurance equals $5.0 million or more, the judgment would constitute an event of default under the indentures governing our senior notes and our discount notes. It is possible that a final settlement or award related to this matter may exceed our insurance coverage.
      Depending upon the outcome, this matter may have a material effect on our consolidated financial position, results of operations or cash flows.
      We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material effect on consolidated financial position, results of operations or cash flows.

MANAGEMENT
Executive Officers and Directors
      Our executive officers and directors, and their ages and positions, as of June 1, 2005, are:

Name	Age	Position

Mark N. Smith(2)	46	Chairman and Director
Robert J. Giardina	47	Chief Executive Officer, Office of the President
Alexander A. Alimanestianu	46	Chief Development Officer, Office of the President
Richard G. Pyle	46	Chief Financial Officer, Office of the President
Randall C. Stephen	48	Chief Operating Officer
Keith E. Alessi(1)	50	Director
Paul N. Arnold(2)	58	Director
Bruce C. Bruckmann(2)	51	Director
J. Rice Edmonds(1)	34	Director
Jason M. Fish(1)	47	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee
      Mark N. Smith joined us in 1985 and has served as Chief Executive Officer from 1995 to 2001 and became Chairman in January 2002. Prior to these appointments, he held the position of Executive Vice President of Development and International Operations. Mr. Smith has also served as a director since September 1995. He was appointed to the Board of the International Health, Racquet and Sportsclub Association (the club industry trade association) in 2001. Before joining us, Mr. Smith was a chartered accountant with Coopers & Lybrand in New York City, London and New Zealand, and a professional squash player.
      Robert J. Giardina joined us in 1981 and has served as President and Chief Operating Officer from 1992 to 2001, and became Chief Executive Officer in January 2002. With over 30 years of experience in the club industry, Mr. Giardina has expertise in virtually every aspect of facility management and club operations. In addition to operations, Mr. Giardina has primary responsibility for sales and marketing.
      Alexander A. Alimanestianu joined us in 1990 and became Executive Vice President, Development in 1995 and Chief Development Officer in January 2002. From 1990 to 1995, Mr. Alimanestianu served as Vice President and Senior Vice President. Before joining us, he worked as a corporate attorney for six years with one of our outside law firms. Mr. Alimanestianu has been involved in the development or acquisition of over 100 of our clubs.
      Richard G. Pyle, a British chartered accountant, joined us in 1987 and has been chiefly responsible for our financial matters since that time, as a Vice President beginning in 1988, Senior Vice President and Chief Financial Officer beginning in 1992 and Executive Vice President and Chief Financial Officer beginning in 1995, successively. Before joining us, Mr. Pyle worked in public accounting (in the United States, Bermuda, Spain and England) specializing in the hospitality industry, and as the corporate controller for a British public company in the leisure industry.
      Randall C. Stephen joined us in 2002 as Chief Operating Officer. Prior to joining us and since 1987, Mr. Stephen held various positions with Circuit City Stores, including Director of Human Resources and General Manager. In 1995, he was appointed Circuit City Stores’ Vice President, Corporate Operations, focusing on marketing, promotions and business process re-engineering and in 1996 he became the Northeast Division President. Prior to 1987, Mr. Stephen worked with several premier retailers including Eastern Mountain Sports, Eddie Bauer, Keeger & Sons and Britches of Georgetown.

      Keith E. Alessi has served as a director of Town Sports since April 1997 and is currently serving pursuant to the stockholders agreement discussed in “Related Party Transactions.” Mr. Alessi is an adjunct professor of Law at Washington and Lee University School of Law. Mr. Alessi served as President, Chief Executive Officer and a director of Telespectrum Worldwide, Inc. from March 1998 to April 2000. From May 1996 to March 1998, Mr. Alessi served as Chairman, President and Chief Executive Officer of Jackson Hewitt, Inc.
      Paul N. Arnold has served as a director of Town Sports since April 1997 and is currently serving pursuant to the stockholders agreement. Mr. Arnold has served as Chairman and Chief Executive Officer of Cort Business Services, Inc., a Berkshire Hathaway company, since 2000. From 1992 to 2000, Mr. Arnold served as President, Chief Executive Officer and Director of Cort Business Services. Prior to 1992, Mr. Arnold held various positions over a 24-year period within Cort Furniture Rental, a division of Mohasco Industries. Mr. Arnold is currently a director of Penhall International Corp.
      Bruce C. Bruckmann has served as a director of Town Sports since December 1996 and is currently serving as a director designated by Bruckmann, Rosser, Sherrill & Co., LP, which we refer to as BRS, pursuant to the stockholders agreement. Since 1994, Mr. Bruckmann has served as Managing Director of BRS. From 1983 until 1994, Mr. Bruckmann served as an officer and subsequently a Managing Director of Citicorp Venture Capital, Ltd. Mr. Bruckmann is currently a director of Mohawk Industries, Inc., H&E Equipment Services L.L.C. and Anvil Knitwear, Inc. and several private companies.
      J. Rice Edmonds has served as a director of Town Sports since July 2002 and is currently serving as a director designated by BRS pursuant to the stockholders agreement. Mr. Edmonds is a Principal of BRS. Prior to joining BRS in 1996, Mr. Edmonds worked in the high yield finance group of Bankers Trust. Mr. Edmonds is currently a director of Real Mex Restaurants, Inc., McCormick & Schmick’s Seafood Restaurants, Inc., The Sheridan Group, Inc., Penhall International Corp. and several private companies.
      Jason M. Fish has been a director of Town Sports since December 1996 and is currently serving as a director designated by the Farallon Entities (as defined in footnote 2 to the Principal and Selling Stockholders table) pursuant to the stockholders agreement. Mr. Fish is a co-founder and President of CapitalSource Inc., and a member of CapitalSource’s board of directors, a position he has held since September 2000. Prior to founding CapitalSource, Mr. Fish was employed from 1990 to 2000 by Farallon Capital Management, L.L.C., serving as a managing member from 1992 to 2000. Before joining Farallon, Mr. Fish worked at Lehman Brothers Inc., where he was a Senior Vice President responsible for its financial institution investment banking coverage on the West Coast.
Board Committees
      Our board of directors has an audit committee and a compensation committee. The board of directors may also establish other committees to assist in the discharge of its responsibilities.
      Audit Committee. The audit committee is currently composed of Messrs. Alessi, Edmonds and Fish. The audit committee appoints our independent registered public accounting firm, subject to ratification by our stockholders, reviews the plan for and the results of the independent audit, approves the fees of our independent registered public accounting firm, reviews with management and the independent registered public accounting firm our quarterly and annual financial statements and our internal accounting, financial and disclosure controls, reviews and approves transactions between TSI and its officers, directors and affiliates and performs other duties and responsibilities as set forth in a charter approved by our board.
      Compensation Committee. The compensation committee is currently composed of Messrs. Arnold, Bruckmann and Smith. The compensation committee evaluates performance and establishes and oversees executive compensation policy and makes decisions about base pay, incentive pay and any supplemental benefits for the Chairman and our other executive officers. The compensation committee also administers our stock incentive plans and approves the grant of stock options, the timing of the grants, the price at which the options are to be offered and the number of shares for which options are to be granted to our executive officers, directors and other employees. The compensation committee also performs other duties and responsibilities as set forth in a charter approved by our board.
      Each member of the audit committee and the compensation committee is independent, as independence is defined by the listing qualifications of The NASDAQ National Market and the applicable rules and regulations of the SEC, except that Mr. Edmonds does not qualify as an independent for purposes of membership on the audit committee and Mr. Smith is not an independent member of the compensation committee. We will have until one year after the completion of this offering to replace Messrs. Edmonds and Smith on our audit and compensation committees, respectively, with independent members. The board has also determined that each member of the audit committee has the ability to read and understand financial statements and that Mr. Alessi qualifies as an audit committee financial expert as defined by the rules of the SEC.
Compensation Committee Interlocks and Insider Participation
      The current members of the compensation committee of our board, all of whom served during the year ended December 31, 2004, are Messrs. Bruckmann, Arnold and Smith. Messrs. Bruckmann and Arnold are non-employee directors. See “Related Party Transactions” for additional information concerning our relationship with BRS, with which Mr. Bruckmann is affiliated.
Director Compensation
      Messrs. Alessi and Arnold receive $3,000 for attending board of director meetings in person and $1,000 when attending telephonically. When our Audit or Compensation Committees meet, our independent directors receive $1,000 when attending in person and $500 when attending telephonically on days when there is no board meeting.
      We reimburse directors for reasonable out-of-pocket expenses incurred by them in connection with services provided in such capacity.

Executive Compensation
      The following table summarizes the compensation paid to or earned by our Chief Executive Officer and the other four most highly compensated executive officers for services rendered in all capacities to us for the years ended December 31, 2004, 2003 and 2002. The table includes compensation paid by TSI Holdings and its predecessor, TSI, Inc. In this prospectus, we refer to the officers listed in the following table as our named executive officers.

					Long-Term
					Compensation
					Awards

			Annual Compensation (1)		Securities
					Underlying
Name and Principal Position	Year		Salary ($)	Bonus ($)(2)	Options (#)

Mark N. Smith	2004		443,286	429,000	4,800	(3)
Chairman	2003		434,594	511,133	1,200
	2002		426,072	429,224	—
Robert J. Giardina	2004		420,423	349,710	4,800	(3)
Chief Executive Officer,	2003		412,179	406,227	1,200
Office of the President	2002		404,097	327,312	—
Richard G. Pyle	2004		312,395	212,474	4,000	(3)
Chief Financial Officer,	2003		306,270	251,746	1,000
Office of the President	2002		236,539	252,815	—
Alexander A. Alimanestianu	2004		312,395	212,474	4,000	(3)
Chief Development Officer,	2003		306,270	251,746	1,000
Office of the President	2002		236,539	252,815	—
Randall C. Stephen	2004		229,500	116,413	3,200	(3)
Chief Operating Officer	2003		225,000	95,755	800
	2002	(4)	72,740	36,000	—

(1)	The aggregate amount of perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each named executive officer and has therefore been omitted.

(2)	Includes annual bonus payments under our Annual Bonus Plan.

(3)	See “— Option Grants in Last Fiscal Year” below.

(4)	Mr. Stephen joined us in September 2002. His annualized salary for 2002 was $225,000.
Option Grants in Last Fiscal Year
      In 2004, in connection with our restructuring, common stock options previously granted to key management in TSI, Inc. were remitted to TSI Holdings, Inc. In addition, certain unvested common stock options were repriced to reflect the diminution in value associated with the common stock distribution of $52.50 per share paid on March 17, 2004, as set forth below:

		Number of
		Shares	Market Price			Length of Original
		Underlying	of Stock	Exercise Price		Option Term
		Options	at Time of	at Time of	New Exercise	Remaining at
Name	Date	Repriced (#)	Repricing ($)(1)	Repricing ($)	Price ($)	Date of Repricing

Mark N. Smith	February 4, 2004	4,800	$39.30	$144.00	$91.50	114 months
Robert J. Giardina	February 4, 2004	4,800	$39.30	$144.00	$91.50	114 months
Richard G. Pyle	February 4, 2004	4,000	$39.30	$144.00	$91.50	114 months
Alexander A. Alimanestianu	February 4, 2004	4,000	$39.30	$144.00	$91.50	114 months
Randall C. Stephen	February 4, 2004	3,200	$39.30	$144.00	$91.50	114 months

(1)	Fair market value was determined in good faith by the Board of Directors to be $39.30 per share of common stock and was based upon an independent valuation dated February 4, 2004.

      In addition, formula-based vesting targets were amended to reflect the pro forma effects of our restructuring on TSI Holdings. This amendment similarly affected all holders of unvested common stock options. All other terms and conditions, including term and vesting periods, of the existing common stock options remained unchanged in the restated option agreements.
Aggregated Option Exercises in the Year Ended December 31, 2004 and Year-End Option Values
      The following table summarizes the exercise of common stock options by the named executive officers during the year ended December 31, 2004 and the value of unexercised options held by such officers as of December 31, 2004. There was no public trading market for our common stock as of December 31, 2004. Accordingly, as permitted by the rules of the Securities and Exchange Commission, we have calculated the value of the unexercised in-the-money options on the basis of an assumed initial public offering price of $                     per share, less the exercise price of the options, multiplied by the number of shares underlying the options.

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money
			Options at		Options at
			December 31, 2004 (#)		December 31, 2004 ($)(2)
	Shares Acquired	Value
Name	on Exercise (#)	Realized ($)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Mark N. Smith	8,830	852,978	1,200	4,800
Robert J. Giardina	8,829	852,881	1,200	4,800
Richard G. Pyle	8,828	852,785	1,000	4,000
Alexander A. Alimanestianu	8,828	852,785	1,000	4,000
Randall C. Stephen	—	—	800	3,200

(1)	Value realized is defined as the fair market price of our common stock on the date of exercise less the exercise price, multiplied by the number of shares underlying the exercised options. The fair market price for these exercises was determined in good faith by the Board of Directors to be $91.60 per share of common stock and was based upon an independent valuation dated February 6, 2004.

(2)	Value is defined as the fair market price of our common stock at December 31, 2004 less the exercise price, multiplied by the number of shares underlying the specific options.
Town Sports International Holdings, Inc. Stock Option Plan
      Our board of directors has adopted a stock option plan, which provides for the grant to our key employees and/or directors of stock options. The compensation committee of our board of directors administers the stock option plan. The compensation committee has broad powers under the stock option plan, including exclusive authority (except as otherwise provided in the stock option plan) to determine:

•	who will receive awards,

•	the type, size and terms of awards,

•	the time when awards will be granted and

•	vesting criteria, if any, of the awards.
      If we undergo a reorganization, recapitalization, stock dividend or stock split or other change in shares of our common stock, the compensation committee may make adjustments to the plan in order to prevent dilution of outstanding options. The compensation committee may also cause options awarded under the plan to become immediately exercisable if we undergo specific types of changes in the control of our company.

Management Equity Agreements
      We have entered into executive stock agreements with our named executive officers. Pursuant to these executive stock agreements, our named executive officers each have purchased shares of our common stock at a purchase price of $1.00 per share of common stock. In addition, our named executive officers have acquired options to purchase shares of our common stock.
      These agreements contain no minimum purchase requirements. Upon termination of the employment by us of those named executive officers, we, BRS and the Farallon Entities have a right, but not an obligation, to repurchase all of the shares of stock then held by such terminated named executive officer at fair market value. Fair market value is determined based on the price of publicly traded shares or, if the shares are not publicly traded, then on a formula based on our earnings over the previous four fiscal quarters, and its capitalization for the quarter most recently ended. The named executive officers do not have a right or obligation under the executive stock agreements to purchase additional shares.
      The table below sets forth the number of shares of our common stock purchased by each of our named executive officers pursuant to their respective executive stock purchase agreement and which would be subject to repurchase by us at the termination of their employment, as well as the total number of shares that each named executive may be able to purchase pursuant to the options granted under the executive stock purchase agreements.

		Number of Shares of
	Number of Shares of	Common Stock
	Common Stock	Underlying the
Name	Currently Held	Options

Mark N. Smith	74,955	6,000	(1)
Robert J. Giardina	59,480	6,000	(1)
Richard G. Pyle	51,410	5,000	(2)
Alexander A. Alimanestianu	50,839	5,000	(2)
Randall C. Stephen	—	4,000	(3)

(1)	The exercise price for 1,200 options, each to purchase one underlying share of our common stock, is $144.00 and the exercise price for 4,800 options, each to purchase one underlying share of our common stock, is $91.50.

(2)	The exercise price for 1,000 options, each to purchase one underlying share of our common stock, is $144.00 and the exercise price for 3,000 options, each to purchase one share of underlying share of our common stock, is $91.50.

(3)	The exercise price for 800 options, each to purchase one underlying share of our common stock, is $144.00 and the exercise price for 3,200 options, each to purchase one underlying share of our common stock, is $91.50.

Other Benefit Plans
      We maintain a 401(k) defined contribution plan and are subject to the provisions of the Employee Retirement Income Security Act of 1974, known as ERISA. The plan provides for us to make discretionary contributions; however, we elected not to make contributions for the year ended December 31, 2000. The plan was amended, effective January 1, 2001, to provide for an employer matching contribution in an amount equal to 25% of the participant’s contribution with a limit of $500 per annum. In February 2003, 2004 and 2005, employer matching contributions totaling $200,000, $195,000 and $191,000, respectively, were made for the plan years ended December 31, 2002, 2003 and 2004.
Limitation of Liability and Indemnification of Officers and Directors
      Our certificate of incorporation and bylaws provide that our directors and officers shall be indemnified to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for us or on our behalf. We also intend to enter into agreements with our directors and officers that provide for such indemnification and expenses and liability reimbursement. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages for breaches of their fiduciary duty as directors, unless they violate their duty of loyalty to us or our stockholders, act in bad faith, knowingly or intentionally violate the law, authorize illegal dividends or redemptions or derive an improper personal benefit from their action as directors. We maintain insurance that insures our directors and officers against certain losses and that insures us against our obligations to indemnify the directors and officers.

RELATED PARTY TRANSACTIONS
      Other than compensation agreements and other arrangements that are described in the “Management” section of this prospectus and the transactions described below, since January 1, 2002, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any of our directors, executive officers, holders of more than five percent of any class of our voting securities or any member of the immediate family of the foregoing persons had or will have a direct or indirect material interest.
      We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates are approved by a majority of our board of directors, including a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.
Restructuring Agreement
      In connection with our 2004 restructuring, the TSI, Inc. equity holders, TSI Holdings and TSI, Inc. entered into an agreement, dated February 4, 2004, whereby the TSI, Inc. equity holders contributed all their equity holdings in TSI, Inc. to TSI Holdings in exchange for equity shares of TSI Holdings on the same terms and in the same proportions as they held in TSI, Inc.
Stockholders Agreement
      In connection with our restructuring, TSI Holdings, TSI, Inc., BRS, the Farallon Entities, the Canterbury Entities (as defined in footnote 3 to the Principal and Selling Stockholders table), Rosewood Capital, L.P., Rosewood Capital IV, L.P., Rosewood Capital IV Associates, L.P., CapitalSource Holdings LLC, Keith E. Alessi, Paul N. Arnold and certain of our other stockholders, whom we refer to as the TSI Holdings equity holders, entered into a stockholders agreement dated February 4, 2004. Pursuant to the stockholders agreement, the TSI Holdings equity holders agreed to terminate the existing stockholders agreement between the TSI, Inc. equity holders and TSI, Inc. and to vote to fill the six positions on the Board of Directors of TSI Holdings so that, as of the date of the stockholders agreement, it consisted of the following:

•	Two members designated by BRS — currently, Bruce C. Bruckmann and J. Rice Edmonds;

•	One member designated by the Farallon Entities — currently, Jason M. Fish;

•	Mark N. Smith (for so long as he is the Chairman of TSI Holdings); and

•	Two members designated by holders of the common stock of TSI Holdings — currently, Keith E. Alessi and Paul N. Arnold.
      Pursuant to the stockholders agreement, BRS will have the right to designate two directors for as long as it holds approximately 4% of the common stock of TSI Holdings and the Farallon Entities will have the right to designate one director as long as it holds approximately 2% of the common stock of TSI Holdings. Under the stockholders agreement, the rights described in this paragraph will terminate upon consummation of this offering.
      Each party to the stockholders agreement has the right, subject to certain exceptions, to purchase its pro rata portion of any shares of stock that TSI Holdings issues in the future. Furthermore, the stockholders agreement provides that TSI Holdings will have a right of first refusal to purchase all or a part of any shares of stock proposed to be transferred by any certain stockholder. To the extent TSI Holdings does not exercise this right, BRS and the Farallon Entities would have the right to purchase such shares. If BRS proposes to transfer any shares of stock, the other stockholders could elect to participate in such transfer on a pro rata basis. Finally, in the event of a sale by BRS of its interest of TSI Holdings to an unaffiliated third party, each stockholder will be obligated to sell their shares in connection with such transaction. Under the stockholders agreement, the rights described in this paragraph will terminate upon consummation of this offering.
Registration Rights Agreement
      In connection with our restructuring, TSI Holdings, TSI, Inc. and the TSI Holdings equity holders agreed to terminate the existing registration rights agreements among the TSI, Inc. equity holders and TSI, Inc. and entered into a new registration rights agreement dated February 4, 2004. Pursuant to the terms of the registration rights agreement, BRS, the Farallon Entities and the Canterbury Entities have the right to require TSI Holdings, at its expense and subject to certain limitations, to register under the Securities Act all or part of the shares of common stock held by them, which we refer to as the registrable securities. BRS is entitled to demand up to three long-form registrations at any time and unlimited short-form registrations. Farallon is entitled to demand one long-form registration (but only one year after we have consummated an initial registered public offering of our common stock) and up to three short-form registrations. The Canterbury Entities are entitled to demand up to two short-form registrations. CapitalSource is entitled to demand one short-form registration.
      All holders of registrable securities are entitled to an unlimited number of “piggyback” registrations, with TSI Holdings paying all expenses of the offering, whenever TSI Holdings proposes to register its common stock under the Securities Act. Each such holder is subject to certain pro rata limitations on its ability to participate in such a “piggyback” registration. In addition, pursuant to the registration rights agreement, TSI Holdings has agreed to indemnify all holders of registrable securities against certain liabilities, including certain liabilities under the Securities Act.
Professional Services Agreement
      In connection with our recapitalization in 1996, Bruckmann, Rosser, Sherrill & Co., Inc., an affiliate of BRS that we refer to as BRS Inc., and TSI Holdings and its predecessor TSI, Inc. entered into a professional services agreement, whereby BRS Inc. agreed to provide us certain strategic and financial consulting services. In exchange for such services, BRS Inc. receives an annual fee of $250,000 per calendar year while it owns, directly or indirectly, at least 3.66% of our outstanding common stock.
Other Related Party Transactions
      We paid approximately $904,000 in 2002, $848,000 in 2003 and $862,000 in 2004 to an entity of which Mr. Frank Napolitano, one of our non-executive officers, is currently a 25% owner, for rent for a multi-recreational club facility that we acquired in 1999. We expect to pay $690,000 in annual base rent and a pro rata share of operating expenses and property taxes on the facility during the term of the lease, which expires in 2015. Pursuant to the lease, we are also obligated to pay percentage rent based upon the revenue of the facility in the future.
Miscellaneous
      Our certificate of incorporation eliminates, subject to certain exceptions, directors’ personal liability to TSI or our stockholders for monetary damages for breaches of fiduciary duties. Our certificate of incorporation does not, however, eliminate or limit the personal liability of a director for (i) any breach of the director’s duty of loyalty to TSI or our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.
      Our bylaws provide that we shall indemnify our directors and executive officers to the fullest extent permitted under the Delaware General Corporation Law, and may indemnify our other officers, employees and other agents as set forth in the Delaware General Corporation Law. In addition, we intend to enter into indemnification agreements with our directors and officers. These indemnification agreements will contain provisions that require us, among other things, to indemnify our directors and executive officers against certain liabilities (other than liabilities arising from intentional or knowing and culpable violations of law) that may arise by reason of their status or service as our directors or executive officers or other entities to which they provide service at our request and to advance expenses they may incur as a result of any proceeding against them as to which they could be indemnified. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers. We have obtained an insurance policy covering our directors and officers for claims that such directors and officers may otherwise be required to pay or for which we are required to indemnify them, subject to certain exclusions.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth information with respect to the beneficial ownership of our common stock as of June 1, 2005 by:

•	each person or group of affiliated persons whom we know to beneficially own more than five percent of our common stock;

•	each of our directors;

•	each named executive officer; and

•	all of our directors and executive officers as a group.
      Unless otherwise indicated, the address of each beneficial owner listed below is c/o Town Sports International Holdings, Inc., 888 Seventh Avenue (25th Floor), New York, New York 10106.
      The percentage of shares beneficially owned before the offering is based on 1,309,123 shares of our common stock outstanding as of June 1, 2005. Percentage of shares beneficially owned after the offering reflects the                      shares of our common stock to be issued and sold by us in this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The following table includes shares of our common stock issuable within 60 days of June 1, 2005 upon the exercise of all options and other rights beneficially owned by the indicated person on that date. Unless otherwise indicated, the persons named in the table have sole voting power and sole investment power with respect to all shares beneficially owned.

	Shares Beneficially Owned			Shares Beneficially Owned
	Before the Offering			After the Offering
			Shares
Name of Beneficial Owner	Number	Percentage	Offered	Number	Percentage

5% Stockholders
Bruckmann, Rosser, Sherrill(1)	504,456	38.4%				%
The Farallon Entities(2)	270,091	20.6%				%
The Canterbury Entities(3)	139,437	10.6%				%

Directors and Executive Officers
Mark N. Smith(4)	76,155	5.8%				%
Robert J. Giardina(4)	60,680	4.6%				%
Richard G. Pyle(4)	52,410	4.0%				%
Alexander A. Alimanestianu(4)	51,839	4.0%				%
Randall C. Stephen(4)	800	*			*
Bruce C. Bruckmann(5)	517,642	39.4%				%
J. Rice Edmonds	—	*			*
Jason M. Fish(6)	23,000	1.8%				%
Paul N. Arnold	2,857	*			*
Keith E. Alessi	2,857	*			*
Directors and officers as a group (29 persons)(7)	1,103,924	83.3%				%

*	Less than 1%.

(1)	Excludes shares held individually by Mr. Bruckmann and other individuals (and affiliates and family members thereof), each of whom are employed by BRS. Mr. Bruckmann, Hal Rosser, Stephen Sherrill and Stephen Edwards, as individuals, are the sole shareholders of BRSE Associates, Inc., which is the General Partner of BRS Partners, LP, which is the General Partner of Bruckmann, Rosser, Sherrill & Co., LP. All major investment and other decisions of Bruckmann, Rosser, Sherrill & Co., LP are vested in BRS Partners, LP.

(2)	Includes approximately 14,366 shares held by Farallon Capital Partners, L.P. (“FLP”), approximately 16,418 shares held by Farallon Capital Institutional Partners, L.P. (“FCIP”), approximately 8,209 shares by Farallon Capital Institutional Partners II, L.P. (“FCIPII”) and approximately 2,052 shares held by R.R. Capital Partners, L.P. (collectively with FLP, FCIP, FCIPII, the “Farallon Entities”). As the general partner of each of the Farallon Entities, Farallon Partners, L.L.C. (“FPLLC”), may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to own beneficially the shares held by the Farallon Entities. As the managing members of FPLLC, David I. Cohen, Chun R. Ding, Joseph F. Downes, William F. Duhamel, Charles E. Ellwein, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Rajiv A. Patel, Derek C. Schrier, Thomas F. Steyer and Mark C. Wehrly may each, for purposes of Rule 13d-3 under the Exchange Act, be deemed to own beneficially the shares owned by the Farallon Entities. Each of FPLLC and each of its managing members disclaim any beneficial ownership of such shares. All of the above-mentioned entities disclaim group attribution.

(3)	Includes approximately 121,529 shares held by Canterbury Mezzanine Capital, L.P. (“CMC”) and approximately 17,908 shares held by Canterbury Detroit Partners, L.P. (“CDP”, and together with CMC, the “Canterbury Entities”). For purposes of Rule 13d-3, Patrick N.W. Turner and Nicholas B. Dunphy may be deemed to own beneficially all shares held by the Canterbury Entities. Messrs. Turner and Dunphy disclaim beneficial ownership of such shares.

(4)	Includes options to acquire common stock that are exercisable within 60 days. Messrs. Smith, Giardina, Pyle, Alimanestianu and Stephen each hold such options on 1,200, 1,200, 1,000, 1,000 and 800 shares of common stock, respectively. The address for Mr. Smith is the same as the address of our principal executive offices.

(5)	Includes 504,456 shares held by BRS, and approximately 2,276 shares held by certain other family members and partnership investments of Mr. Bruckmann. Mr. Bruckmann disclaims beneficial ownership of such shares held by BRS.

(6)	Includes shares held by CS Equity, LLC. Mr. Fish is a co-founder and president of CapitalSource Inc., the 100% owner of CS Equity, LLC. Mr. Fish disclaims beneficial ownership of such shares.

(7)	Includes 16,068 shares of common stock issuable upon the exercise of options which are currently vested or which vest within 60 days of June 1, 2005. Includes (i) shares held by BRS, which may be deemed to be owned beneficially by Mr. Bruckmann, and (ii) shares held by CapitalSource, which may be deemed to be owned beneficially by Mr. Fish.

Excluding the shares beneficially owned by BRS and CapitalSource, the directors and named executive officers as a group beneficially own 517,689 shares of common stock (which represents approximately 39.3% of the common stock on a fully diluted basis).

DESCRIPTION OF CAPITAL STOCK
General
      The following description of our common stock and preferred stock and the relevant provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.
      Our authorized capital stock consists of                      shares of common stock, par value $0.001 per share, and                      shares of preferred stock, par value $1.00 per share.
Common Stock
      As of June 1, 2005, there were 1,309,123 shares of our common stock outstanding, held of record by approximately 60 stockholders. Upon the closing of this offering, after giving effect to our issuance of                      shares of common stock, there will be                      shares of our common stock outstanding.
      Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of funds legally available for dividends, subject to any preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, our common stockholders are entitled to receive ratably our net assets available, if any, after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.
Preferred Stock
      There are no shares of our preferred stock outstanding. Our board of directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of                      shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series of preferred stock, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of series. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. Any such issuance could also have the effect of delaying, deferring or preventing a change in control of our company.
Options
      We have 24,177 shares of our common stock reserved for issuance upon exercise of stock options under our stock incentive plan. At March 31, 2005, there were outstanding options to purchase a total of 68,446 shares of our common stock under this plan, of which options to purchase 19,508 shares were exercisable. Any shares issued upon exercise of these options will be immediately available for sale in the public market. For more information, see “Shares Eligible for Future Sale.”
Registration Rights
      In connection with our restructuring, TSI Holdings, TSI, Inc. and the TSI Holdings equity holders agreed to terminate the existing registration rights agreements among the TSI, Inc. equity holders and

TSI, Inc. and entered into a new registration rights agreement dated February 4, 2004. Pursuant to the terms of the registration rights agreement, BRS, the Farallon Entities and the Canterbury Entities have the right to require TSI Holdings, at its expense and subject to certain limitations, to register under the Securities Act all or part of the shares of common stock held by them, which we refer to as the registrable securities. BRS is entitled to demand up to three long-form registrations at any time and unlimited short-form registrations. Farallon is entitled to demand one long-form registration (but only one year after we have consummated an initial registered public offering of our common stock) and up to three short-form registrations. The Canterbury Entities are entitled to demand up to two short-form registrations. CapitalSource is entitled to demand one short-form registration.
      All holders of registrable securities are entitled to an unlimited number of “piggyback” registrations, with TSI Holdings paying all expenses of the offering, whenever TSI Holdings proposes to register its common stock under the Securities Act. Each such holder is subject to certain pro rata limitations on its ability to participate in such a “piggyback” registration. In addition, pursuant to the registration rights agreement, TSI Holdings has agreed to indemnify all holders of registrable securities against certain liabilities, including certain liabilities under the Securities Act.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is           , New York, New York.

SHARES ELIGIBLE FOR FUTURE SALE
      Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since no shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.
      Upon the closing of this offering, we will have outstanding an aggregate of            shares of our common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining            shares of common stock held by existing stockholders are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701 under the Securities Act, which rules are summarized below. The following table illustrates the shares eligible for sale in the public market:

Number of Shares	Date

After the date of this prospectus, freely tradable shares sold in this offering and shares saleable under Rule 144(k) that are not subject to the 180-day lock-up
90 days or more from the date of this prospectus, shares saleable under Rule 144 or Rule 701 that are not subject to the 180-day lock-up
After 180 days from the date of this prospectus, the 180-day lock-up is released and these shares are saleable under Rule 144 (subject, in some cases, to volume limitations), Rule 144(k) or Rule 701
After 180 days from the date of this prospectus, restricted securities that are held for less than one year are not yet saleable under Rule 144

Lock-up Agreements
      All of our directors, officers and principal stockholders, and certain of our other stockholders and optionholders, holding in the aggregate                      shares, have signed lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus. Transfers can be made sooner with the prior written consent of Credit Suisse First Boston LLC, and in the case of certain transfers to affiliates or if made as a bona fide gift, provided, that any transferee or donee agrees to be bound by the 180-day transfer restriction.

Rule 144
      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of shares of common stock then outstanding, which will equal approximately            shares immediately after the offering, and (ii) the average weekly trading volume of the common stock on The NASDAQ National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)
      Under Rule 144(k), a person who is not one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years,

including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise contractually restricted, Rule 144(k) shares may be sold immediately upon completion of this offering.

Rule 701
      In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration Rights
      After this offering, the holders of            shares of our common stock will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For more information, see “Description of Capital Stock — Registration Rights.” After such registration, these shares of our common stock become freely tradable without restriction under the Securities Act. These sales could have a material adverse effect on the trading price of our common stock.

Stock Plans
      Immediately after this offering, we intend to file a registration statement under the Securities Act covering            shares of common stock reserved for issuance under our Stock Option Plan. We expect this registration statement to be filed and to become effective as soon as practicable after the effective date of this offering.
      As of June 1, 2005, options to purchase 88,446 shares of common stock were issued and outstanding under our Stock Option Plan, of which 19,268 shares are presently exercisable. Upon exercise, the shares underlying these options will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and, in the case of some options, the expiration of lock-up agreements.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES
TO NON-U.S. HOLDERS
      The following is a general discussion of the material U.S. federal income and estate tax consequences relating to the ownership and disposition of our common stock by “non-U.S. holders” who hold shares of our common stock as capital assets (generally property held for investment). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address the U.S. state and local or non-U.S. tax consequences relating to the purchase, ownership and disposition of our common stock. Except as provided below in the discussion of estate tax, the term “non-U.S. holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a non-resident alien individual;

•	a foreign corporation; or

•	a foreign estate or foreign trust.
      This discussion does not deal with special tax situations such as:

•	dealers in securities or currencies;

•	traders in securities;

•	persons holding shares as part of a conversion, constructive sale, wash sale or other integrated transactions or a hedge, straddle or synthetic security;

•	persons subject to the alternative minimum tax;

•	certain United States expatriates;

•	financial institutions;

•	insurance companies;

•	controlled foreign corporations, foreign personal holding companies, passive foreign investment companies and regulated investment companies and shareholders of such corporations;

•	entities that are tax-exempt for United States federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts; and

•	pass-through entities, including partnerships and entities and arrangements classified as partnerships for United States federal tax purposes and beneficial owners of pass-through entities.
      If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.
      We urge prospective purchasers to consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our common stock, including the applicability of U.S. federal, state or local tax laws or non-U.S. tax laws any changes in applicable tax laws, and any pending or proposed legislation or regulations.
Dividends
      A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing basis in a holder’s shares of common stock and, to the extent it exceeds basis, as capital gain.
      As discussed under “Dividend Policy” above, we do not currently expect to pay cash dividends on our common stock. In the event we do pay dividends, we or a withholding agent will have to withhold U.S. federal withholding tax from the dividend portion of any distributions paid to a non-U.S. holder at a rate of 30%, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder claiming the benefit of such treaty provides to us or such agent an Internal Revenue Service (“IRS”)

Form W-8BEN (certifying its entitlement to benefits under a treaty), or (ii) the non-U.S. holder provides to us or such agent an IRS Form W-8ECI (certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S.). In the latter case, such non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. resident unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax, but fails to provide the necessary Form W-8, such non-U.S. holder may obtain a refund of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.
Sale, Exchange or other Taxable Disposition
      Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other taxable disposition of our common stock unless (i) such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States (and if a tax treaty applies, such gain is attributable to a permanent establishment in the United States), or (iii) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale, exchange or disposition or the period that such non-U.S. holder actually or constructively held our common stock and either (1) such non-U.S. holder held more than five percent of our stock at some time during this period or (2) our common stock has ceased to be traded on an established securities market. If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange or other disposition of our common stock) exceed capital losses allocable to U.S. sources. If the second or third exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. resident unless otherwise provided in an applicable income tax treaty, and a non-U.S. holder that is a corporation taxable under the second exception could also be subject to a branch profits tax on such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).
      The determination of whether we are a U.S. real property holding corporation depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets. Based on the fair market value of our assets, we believe that we may be a United States real property holding corporation for U.S. federal income tax purposes. However, as noted above, as long as our common stock is regularly traded on an established securities market, only a non-U.S. holder that at some point actually or constructively holds more than five percent of our regularly traded common stock will be subject to U.S. federal income tax on gain realized upon the sale or disposition of our common stock. If our common stock ceased being regularly traded on an established securities market, a purchaser generally would be required to withhold 10% of the proceeds payable to such non-U.S. holder disposing of our common stock. Any withholding on such a sale is generally creditable against the non-U.S. holder’s federal income tax liability.
Information Reporting and Backup Withholding Tax
      Information reporting and backup withholding tax (at a rate equal to 28% through 2010 and 31% after 2010) will apply to payments made to a non-U.S. holder on or with respect to our common stock and proceeds from the sale or other disposition (including a redemption) of our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption, and certain other conditions are satisfied. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. holder’s country of residence. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid backup withholding tax as well. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, provided that the required procedures are followed.
Federal Estate Tax
      Shares of our common stock owned or treated as owned by an individual who is a non-U.S. holder, as specifically defined for U.S. federal estate tax purposes, at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.
      Current U.S. federal tax law provides for reductions in U.S. federal estate tax through 2009 and the elimination of such estate tax entirely in 2010. Under this law, such estate tax would be fully reinstated, as in effect prior to the reductions, in 2011, unless further legislation is enacted.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, Deutsche Bank Securities Inc. and Goldman, Sachs & Co. are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.
      The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.
      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $           per share. The underwriters and selling group members may allow a discount of $           per share on sales to other broker/ dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/ dealers.
      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-	Over-	Over-	Over-
	Allotment	Allotment	Allotment	Allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$
      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC, for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.
      Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC, for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.
      The underwriters have reserved for sale at the initial public offering price up to            shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.
      Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.
      We will apply to list the shares of common stock on The NASDAQ National Market, under the symbol “CLUB”.
      In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the shares so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.
      Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiration of a period of six months from the closing date of this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom. The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises that, as an ancillary activity, regularly trade or invest in securities.
      The shares may not be offered or sold, transferred or delivered as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises that, as an ancillary activity, regularly trade or invest in securities.
      The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.
      The securities have not been and will not be registered under the Securities and Exchange Law of Japan and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, regulations and ministerial guidelines of Japan.
      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.
      The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.
      We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          .
      In the past, the underwriters have provided investment banking services to us, for which we have paid customary fees, and they may do so in the future. Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., is the administrative agent and a lender under our senior secured revolving credit facility. Deutsche Bank Securities Inc. acted as the initial purchaser in connection with our senior notes offering and our discount notes offering.

LEGAL MATTERS
      The validity of the shares of common stock offered by this prospectus will be passed upon for us by Proskauer Rose LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel llp, New York, New York.
EXPERTS
      The financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The financial statements of Kalorama Sports Management Associates (A Limited Partnership) and Subsidiary as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus, have been so included in reliance on the report of Squire, Lemkin + O’Brien LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-1 (including exhibits and schedules thereto) under the Securities Act of 1933 with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the shares of common stock to be sold in the offering, please refer to the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus about the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. To have a complete understanding of any such document, you should read the entire document filed as an exhibit.
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, located at www.sec.gov. We also make available free of charge, on or through our principal web site located at www.mysportsclubs.com, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Annual Financial Statements of Town Sports International Holdings, Inc.:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets at December 31, 2003 and 2004 and March 31, 2005 (unaudited)	F-3
Consolidated statements of operations for the years ended December 31, 2002, 2003 and 2004 and for the three months ended March 31, 2004 and 2005 (unaudited)	F-4
Consolidated statements of stockholders’ deficit for the years ended December 31, 2002, 2003 and 2004 and for the three months ended March 31, 2004 (unaudited)	F-5
Consolidated statements of cash flows for the years ended December 31, 2002, 2003 and 2004 and for the three months ended March 31, 2004 and 2005 (unaudited)	F-7
Notes to consolidated financial statements	F-8
Consolidated Annual Financial Statements of Kalorama Sports Management Associates:
Independent Auditors’ Report	F-46
Consolidated balance sheets at December 31, 2004 and December 31, 2003	F-47
Consolidated statements of income and expenses for the years ended December 31, 2004, 2003 and 2002	F-48
Consolidated statements of partners’ capital for the years ended December 31, 2004, 2003 and 2002	F-49
Consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002	F-50
Notes to consolidated financial statements	F-51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Town Sports International Holdings, Inc.:
      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ deficit and cash flows present fairly, in all material respects, the financial position of Town Sports International Holdings, Inc. and Subsidiaries (the “Company”) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As discussed in Notes 1 and 4 to the financial statements, the Company changed its method of accounting for goodwill and other intangibles effective January 1, 2002 upon the adoption of Statement of Financial Accounting Standards No. 142 (“SFAS 142”) Goodwill and Other Intangible Assets.

/s/ PRICEWATERHOUSECOOPERS LLP
New York, New York
March 14, 2005, except for Notes 1 and 18
as to which the date is June 28, 2005

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	March 31,
	2003	2004	2005

			(Unaudited)
	(All figures in $’000s, except share
	and per share data)
ASSETS
Current assets:
Cash and cash equivalents	$40,802	$57,506	$71,778
Accounts receivable (less allowance for doubtful accounts of $822 and $2,647 at December 31, 2003 and 2004, respectively and $2,492 at March 31, 2005)	1,469	1,955	3,092
Inventory	750	655	574
Prepaid corporate income taxes	4,062	5,645	2,887
Prepaid expenses and other current assets	5,322	6,871	8,655

Total current assets	52,405	72,632	86,986
Fixed assets, net	223,599	226,253	223,083
Goodwill	45,864	47,494	47,455
Intangible assets, net	630	931	814
Deferred tax assets, net	16,771	12,735	16,235
Deferred membership costs	13,038	12,017	12,717
Other assets	9,892	12,709	12,306

Total assets	$362,199	$384,771	$399,596

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt and capital lease obligations	$3,486	$1,225	$1,237
Accounts payable	5,379	10,555	4,252
Accrued expenses	26,006	25,299	34,253
Deferred revenue	26,621	28,294	35,095

Total current liabilities	61,492	65,373	74,837
Long-term debt and capital lease obligations	258,391	395,236	398,726
Deferred lease liabilities	25,856	27,098	27,482
Deferred revenue	3,002	3,298	3,421
Other liabilities	7,862	10,783	12,322

Total liabilities	356,603	501,788	516,788

Commitments and contingencies (Note 15)
Redeemable preferred stock:
Series A redeemable preferred stock, $1.00 par value; at liquidation value; authorized 200,000 shares; 153,637 shares issued and outstanding at December 31, 2003 and none issued and outstanding at December 31, 2004 and March 31, 2005, respectively	39,890	—	—

	39,890	—	—

Stockholders’ deficit:
Series B preferred stock, $1.00 par value; at liquidation value; 109,540 shares issued and outstanding at December 31, 2003 and none issued and outstanding at December 31, 2004 and March 31, 2005, respectively	9,961	—	—
Class A common stock, $.001 par value; issued and outstanding 1,176,043 and 1,312,289 shares at December 31, 2003 and 2004, respectively, and 1,309,123 shares at March 31, 2005	1	1	1
Paid-in capital	(45,627)	(113,900)	(114,087)
Unearned compensation	(172)	(292)	(274)
Accumulated other comprehensive income (currency translation adjustment)	596	916	731
Retained earnings (deficit)	947	(3,742)	(3,563)

Total stockholders’ deficit	(34,294)	(117,017)	(117,192)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$362,199	$384,771	$399,596

See notes to consolidated financial statements.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

				For the
				Three Months Ended
	For the Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
	(All figures in $’000s)
Revenues:
Club operations	$314,792	$335,665	$348,175	$85,363	$93,149
Fees and Other	3,263	5,507	4,856	765	697

	318,055	341,172	353,031	86,128	93,846

Operating expenses:
Payroll and related	129,105	130,585	138,302	36,258	36,396
Club operating	99,113	111,069	116,847	27,898	31,449
General and administrative	21,368	21,995	24,719	6,226	6,677
Depreciation and amortization	31,748	34,927	36,869	9,117	9,739
Goodwill impairment	—	—	2,002	2,002	—

	281,334	298,576	318,739	81,501	84,261

Operating income	36,721	42,596	34,292	4,627	9,585
Loss on extinguishment of debt	—	7,773	—	—	—
Interest expense	16,559	23,670	39,343	8,812	10,119
Interest income	(138)	(444)	(743)	(174)	(369)
Equity in the earnings of investees and rental income	(1,372)	(1,369)	(1,493)	(336)	(470)

Income (loss) from continuing operations before provision for corporate income taxes	21,672	12,966	(2,815)	(3,675)	305
Provision for corporate income taxes	9,709	5,537	1,090	(1,617)	126

Income (loss) from continuing operations	11,963	7,429	(3,905)	(2,058)	179
Loss from discontinued operations (including loss on club closure of $996 net of income tax benefits of $551)	(767)	—	—	—	—
Cumulative effect of a change in accounting principle, net of income tax benefit of $612	(689)	—	—	—	—

Net income (loss)	10,507	7,429	(3,905)	(2,058)	179
Accreted dividends on preferred stock	(11,543)	(10,984)	(784)	(783)	—

Net (loss) income attributable to common stockholders	$(1,036)	$(3,555)	$(4,689)	$(2,841)	$179

Basic earnings (loss) per share:
Continuing operations	$9.59	$5.95	$(3.01)	$(1.63)	$0.14
Discontinued operations	$(0.61)	$—	$—	$—	$—
Change in accounting principle	$(0.55)	$—	$—	$—	$—
Net income (loss)	$(0.83)	$(2.85)	$(3.61)	$(2.26)	$0.14
Diluted earnings (loss) per share:
Continuing operations	$9.18	$5.95	$(3.01)	$(1.63)	$0.14
Discontinued operations	$(0.59)	$—	$—	$—	$—
Change in accounting principle	$(0.53)	$—	$—	$—	$—
Net income (loss)	$(0.76)	$(2.85)	$(3.61)	$(2.26)	$0.14
Dividend per common share	$—	$—	$52.50	$52.50	$—
Weighted average number of shares used in calculating earnings (loss) per share:
Basic	1,247,674	1,247,674	1,299,332	1,259,197	1,312,289
Diluted	1,307,228	1,247,674	1,299,332	1,259,197	1,314,562
See notes to consolidated financial statements.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
Years Ended December 31, 2002, 2003 and 2004

	Preferred Stock		Common Stock
	Series B		Class A				Accumulated	Accumulated
	($1.00 par)		($.001 par)				Other	(Deficit)/	Total
					Paid-in	Unearned	Comprehensive	Retained	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Income	Earnings	Deficit

	(All figures in $’000s)
Balance at January 1, 2002	3,822	$265	1,028,698	$1	$(22,245)	$(422)	$21	$(10,417)	$(32,797)
Common stock issued in connection with warrant exercises			147,345		1				1
Vesting of restricted common stock issued in connection with subordinated credit facility					917				917
Compensation expense incurred in connection with Series B Preferred stock options					1,137				1,137
Amortization of unearned compensation						70			70
Accretion of Series B preferred stock dividend ($10.20 per share)		38			(38)				—
Accretion of Series A redeemable preferred stock dividend ($28.71 per share)					(4,409)				(4,409)
Accretion of redeemable senior preferred stock dividend ($177.40 per share plus accretion to liquidation value)					(7,438)				(7,438)
Forfeiture of unvested options					(74)	74			—
Other comprehensive income:
Net income								10,507	10,507
Foreign currency translation adjustment							272		272

Total comprehensive income									10,779

Balance at December 31, 2002	3,822	$303	1,176,043	$1	$(32,149)	$(278)	$293	$90	$(31,740)
Series B preferred stock issued in connection with the exercise of stock options	106,267	8,618			(8,618)				—
Repurchase of stock	(549)	(43)			(540)				(583)
Compensation expense incurred in connection with Series B Preferred stock options					177				177
Amortization of unearned compensation						21			21
Accretion of Series B preferred stock dividend ($9.84 per share)		1,083			(305)			(778)	—
Accretion of Series A redeemable preferred stock dividend ($32.86 per share)					(1,219)			(3,830)	(5,049)
Accretion of redeemable senior preferred stock dividend ($121.30 per share plus accretion to liquidation value)					(2,888)			(1,964)	(4,852)
Forfeiture of unvested options					(85)	85			—
Other comprehensive income:
Net income								7,429	7,429
Foreign currency translation adjustment							303		303

Total comprehensive income									7,732

Balance at December 31, 2003	109,540	$9,961	1,176,043	$1	$(45,627)	$(172)	$596	$947	$(34,294)
See notes to consolidated financial statements.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT — (Continued)

	Preferred Stock		Common Stock
	Series B		Class A				Accumulated	Accumulated
	($1.00 par)		($.001 par)				Other	(Deficit)/	Total
					Paid-in	Unearned	Comprehensive	Retained	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Income	Earnings	Deficit

	(All figures in $’000s)
Exercise of common stock warrants			71,631	—	—				—
Exercise of common stock options			65,936		539				539
Common stock distribution ($52.50 per share)					(68,943)				(68,943)
Repurchase of common stock			(1,321)		(53)				(53)
Deferred compensation issued in connection with the issuance of common stock options					184	(184)			—
Amortization of unearned compensation						64			64
Accretion of Series B preferred stock dividend ($1.43 per share)		157						(157)	—
Accretion of Series A redeemable preferred stock dividend ($15.69 per share)								(627)	(627)
Series B preferred stock redemption	(109,540)	(10,118)							(10,118)
Other comprehensive income:
Net loss								(3,905)	(3,905)
Foreign currency translation adjustment							320		320

Total comprehensive loss									(3,585)

Balance at December 31, 2004	—	$—	1,312,289	$1	$(113,900)	$(292)	$916	$(3,742)	$(117,017)
Repurchase of common stock (unaudited)			(3,166)		(184)				(184)
Amortization of unearned compensation (unaudited)						15			15
Forfeiture of stock options (unaudited)					(3)	3			—
Other comprehensive income:
Net income (unaudited)								179	179
Foreign currency translation adjustment (unaudited)							(185)		(185)

Total comprehensive loss (unaudited)									(6)

Balance at March 31, 2005 (unaudited)	—	$—	1,309,123	$1	$(114,087)	$(274)	$731	$(3,563)	$(117,192)

See notes to consolidated financial statements.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

				For the
				Three Months Ended
	For the Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
	(All figures in $’000s)
Cash flows from operating activities:
Net income (loss)	$10,507	$7,429	$(3,905)	$(2,058)	$179

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,025	34,927	36,869	9,117	9,739
Goodwill impairment	1,301	—	2,002	2,002	—
Fixed asset impairment charge	—	—	406	—	—
Club closure costs	996	—	—	—	—
Non cash interest expense on Senior Discount Notes	—	—	12,758	2,137	3,707
Amortization of debt issuance costs	1,928	1,627	1,584	400	408
Loss on extinguishment of debt	—	7,773	—	—	—
Non-cash rental expense, net of non-cash rental income	1,670	1,650	525	322	190
Compensation expense incurred in connection with stock options	1,207	198	64	10	15
Net change in certain working capital components	2,413	(227)	(1,292)	8,271	13,734
Decrease (increase) in deferred tax asset	(1,162)	3,483	4,036	(1,854)	(3,500)
Decrease (increase) in deferred membership costs	340	1,370	1,021	506	(700)
Increase in reserve for self-insured liability claims	—	—	—	—	466
Landlord contributions to tenant improvements	3,533	617	2,508	762	786
Other	(420)	23	549	77	(173)

Total adjustments	43,831	51,441	61,030	21,750	24,672

Net cash provided by operating activities	54,338	58,870	57,125	19,692	24,851

Cash flows from investing activities:
Capital expenditures, net of effect of acquired businesses	(41,393)	(43,397)	(36,816)	(8,241)	(10,190)
Proceeds from sale of equipment	—	176	7	—	—
Acquisition of businesses, net of cash acquired	(2,322)	(130)	(3,877)	—	—

Net cash used in investing activities	(43,715)	(43,351)	(40,686)	(8,241)	(10,190)

Cash flows from financing activities:
Book overdraft	—	—	2,778	—	—
Proceeds from 11.0% Senior Discount Note Offering	—	—	120,487	121,429	—
Redemption of Series A and Series B preferred stock	—	—	(50,635)	(50,635)	—
Common stock distribution	—	—	(68,943)	(68,943)	—
Repurchase of common stock	—	—	(53)	—	(184)
Proceeds from stock option exercises	—	—	539	539	—
Repayments of other borrowings	(5,095)	(5,566)	(3,908)	(980)	(205)
Proceeds from 9 5/8% Senior Note Offering	—	255,000	—	—	—
Repayment of 9 3/4% Senior Notes	—	(125,000)	—	—	—
Premium paid on extinguishment of debt and other costs	—	(4,064)	—	—	—
Redemption of redeemable senior preferred stock	—	(66,977)	—	—	—
Transaction costs related to 9 5/8% Senior Notes	—	(9,578)	—	—	—
Net line of credit (repayments) borrowings	(8,245)	(14,500)	—	—	—
Net subordinated credit (repayments) borrowings	2,810	(9,000)	—	—	—
Repurchase of Series B preferred stock	—	(583)	—	—	—

Net cash provided by (used in) financing activities	(10,530)	19,732	265	1,410	(389)

Net increase in cash and cash equivalents	93	35,251	16,704	12,861	14,272
Cash and cash equivalents at beginning of period	5,458	5,551	40,802	40,802	57,506

Cash and cash equivalents at end of period	$5,551	$40,802	$57,506	$53,663	$71,778

Summary of the change in certain working capital components, net of effects of acquired businesses:
Increase in accounts receivable	$(443)	$(136)	$(486)	$(1,209)	$(1,542)
Decrease in inventory	194	382	95	39	81
(Increase) decrease in prepaid expenses, prepaid income taxes and other current assets	(3,539)	(1,187)	(2,428)	1,216	975
Increase in accounts payable and accrued expenses	3,751	1,036	515	3,783	7,296
(Increase) decrease in deferred revenue	2,450	(322)	1,012	4,442	6,924

Net change in certain working capital components	$2,413	$(227)	$(1,292)	$8,271	$13,734

See notes to consolidated financial statements.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2005 and for the three months
ended March 31, 2004 and 2005 is unaudited)
December 31, 2002, 2003 and 2004
(In thousands, except share and per share data)

1.	The Company and its Significant Accounting Policies
      Town Sports International Holdings, Inc. and Subsidiaries (the “Company” or “TSI Holdings”) owns and operates 135 fitness clubs (“clubs”) and partly owns and operates two additional clubs as of December 31, 2004. The Company operates in a single segment. The Company operates 92 clubs in the New York metropolitan market, 19 clubs in the Boston market, 17 clubs in the Washington, D.C. market, six in the Philadelphia market and three clubs in Switzerland. The Company’s geographic concentration in the New York metropolitan market may expose the Company to adverse developments related to competition, demographic changes, real estate costs, acts of terrorism and economic down turns.

Principles of Consolidation
      The accompanying consolidated financial statements include the accounts of Town Sports International Holdings, Inc. and all wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.
      Certain reclassifications were made to the reported amounts at December 31, 2002 and 2003 to conform to the presentation at December 31, 2004. Landlord contributions to tenant improvements have been reclassified from cash flows from investing activities to cash flows from operations. The amounts reclassified in each of the years ending December 31, 2002 and 2003 were $3,533 and $617. For the three months ended March 31, 2004 landlord contributions to tenant improvements totaling $762 have been revised from cash flows from investing activities to cash flows from operations. Also, for the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004, $1,372, $1,369 and $336 of equity in the earnings of investees and rental income, respectively, have been revised from revenue to other income.

Interim Financial Statements (Unaudited)
      The consolidated balance sheet as of March 31, 2005, the consolidated statements of operations and cash flows for the three months ended March 31, 2004 and 2005, and the consolidated statement of stockholders equity for the three months ended March 31, 2005 have been prepared by the Company without audit. The amounts as of and for the three months ended March 31, 2004 and 2005 included within the Notes to Consolidated Financial Statements have also been prepared by the Company without audit. In the opinion of the Company’s management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows, and changes in stockholders equity at March 31, 2005 and for the periods ended March 31, 2004 and 2005 have been made. Interim results are not necessarily indicative of the results that will be achieved for the year.

Revenue Recognition
      The Company receives a one-time non-refundable initiation fee and monthly dues from its members. The Company’s members have the option to join on a month-to-month basis or to commit to a one- or two-year membership. Month-to-month members can cancel their membership at any time with 30 days’ notice. Initiation fees and related direct expenses, primarily salaries and sales commissions payable to membership consultants, are deferred and recognized, on a straight-line basis, in operations over an

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
estimated membership life of twenty four (24) months. The amount of costs deferred do not exceed the related deferred revenue for the periods presented. Dues that are received in advance are recognized on a pro rata basis over the periods in which services are to be provided. Revenues from ancillary services are recognized as services are performed. Management fees earned for services rendered are recognized at the time the related services are performed.
      The Company recognizes revenue from merchandise sales upon delivery to the member.
      In connection with advance receipts of fees or dues, the Company is required to maintain surety bonds totaling $3,342 and $3,427 as of December 31, 2003 and 2004, respectively, pursuant to various state consumer protection laws.

Inventory
      Inventory consists of athletic equipment, supplies, headsets for the club entertainment system and clothing for sale to members. Inventories are valued at the lower of cost or market by the first-in, first-out method.

Accounts Receivable and Allowance for Doubtful Accounts
      Accounts receivable principally consists of amounts due from the Company’s membership base. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company’s members to make required payments. The Company considers factors such as: historical collection experience, the age of the receivable balance, and general economic conditions that may affect the Company’s members’ ability to pay.

Receivables and Allowance for Doubtful Accounts
      Receivables consist of the following:

	December 31,

	2003	2004

Membership receivables	$1,845	$3,645
Landlord receivables	60	412
Other	386	545

	$2,291	$4,602

      Following are the changes in the allowance for doubtful accounts during the years December 31, 2002, 2003 and 2004:

	Balance Beginning		Write-offs	Balance at
	of the Year	Additions	Net of Recoveries	End of Year

December 31, 2004	$822	$5,497	$(3,672)	$2,647
December 31, 2003	120	1,537	(835)	822
December 31, 2002	—	120	—	120

Fixed Assets
      Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, which are thirty years for building and improvements, five years for club equipment, furniture, fixtures and computer equipment, and three years for computer software. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining period of the

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
related lease. Expenditures for maintenance and repairs are charged to operations as incurred. The cost and related accumulated depreciation or amortization of assets retired or sold are removed from the respective accounts and any gain or loss is recognized in operations. The costs related to developing web applications, developing web pages and installing developed applications on the web servers are capitalized and classified as computer software. Web site hosting fees and maintenance costs are expensed as incurred.

Advertising and Club Preopening Costs
      Advertising costs and club preopening costs are charged to operations during the period in which they are incurred, except for production costs related to television and radio advertisements, which are expensed when the related commercials are first aired. Total advertising costs incurred by the Company during the years ended December 31, 2002, 2003 and 2004 totaled $8,888, $9,783 and $8,994 respectively, and are included in club operations.

Insurance
      The Company obtains insurance coverage for significant exposures as well as those risks required to be insured by law or contract. The Company retains a portion of risk internally related to general liability losses. Where the Company retains risk, provisions are recorded based upon the Company’s estimates of its ultimate exposure for claims. The provisions are estimated based on claims experience, an estimate of claims incurred but not yet reported and other relevant factors. In this connection, under the provision of the Deductible Agreement related to the payment and administration the Company’s insurance claims, the Company is required to maintain an irrevocable letter of credit, which amounts to $2,250 as of December 31, 2004.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
      The most significant assumptions and estimates relate to the allocation and fair value ascribed to assets acquired in connection with the acquisition of clubs under the purchase method of accounting, the useful lives, recoverability and impairment of fixed and intangible assets, deferred income tax valuation, valuation of and expense incurred in connection with stock options and warrants, legal contingencies and the estimated membership life.

Corporate Income Taxes
      Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the financial statement and tax basis of assets and liabilities (“temporary differences”) at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statements of Cash Flows
      Supplemental disclosure of cash flow information:

	2002	2003	2004

Cash paid
Interest (net of amounts capitalized)	$15,035	$24,004	$25,399
Income taxes	13,187	3,104	1,706
Non-cash investing and financing activities
Acquisition of fixed assets included in accounts payable and accrued expenses	3,901	7,287	8,372
Acquisition of equipment and software financed by lessors	2,575	—	—
See Notes 6, 9, 10 and 11 for additional non-cash investing and financing activities

Cash and Cash Equivalents
      The Company considers all highly liquid instruments which have original maturities of three months or less when acquired to be cash equivalents. The carrying amounts reported in the balance sheets for cash and cash equivalents approximate fair value. The Company owns and operates a captive insurance company in the State of New York. Under the insurance laws of the State of New York, this captive insurance company is required to maintain a cash balance of at least $250. At December 31, 2004, $254 of cash related to this wholly owned subsidiary was included within cash and cash equivalents.

Deferred Lease Liabilities and Non-cash Rental Expense
      The Company recognizes rental expense for leases with scheduled rent increases on the straight-line basis over the life of the lease beginning upon the commencement of the lease.

Foreign Currency
      At December 31, 2004, the Company owns three Swiss clubs, which use the local currency as their functional currency. Assets and liabilities are translated into U.S. dollars at year-end exchange rates, while income and expense items are translated into U.S. dollars at the average exchange rate for the period. For all periods presented foreign exchange transaction gains and losses were not material. Adjustments resulting from the translation of foreign functional currency financial statements into U.S. dollars are included in the currency translation adjustment in stockholders’ deficit. The difference between the Company’s net income (loss) and comprehensive income (loss) is the effect of foreign exchange translation adjustments, which was $272, $303 and $320 for 2002, 2003 and 2004 respectively.

Comprehensive Income
      Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including foreign currency translation adjustments. The Company presents comprehensive income in its consolidated statements of stockholders’ deficit.

Investments in Affiliated Companies
      The Company has investments in Capitol Hill Squash Club Associates (“CHSCA”) and Kalorama Sports Management Associates (“KSMA”) (collectively referred to as the “Affiliates”). The Company has a limited partnership interest in CHSCA, which provides the Company with approximately 20% of the

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CHSCA profits, as defined, after priority distributions. The Company has a co-general partnership and limited partnership interests in KSMA, which entitles it to receive approximately 45% of the KSMA profits, as defined. The Affiliates have operations, which are similar, and related to, those of the Company. The Company accounts for these Affiliates in accordance with the equity method. The assets, liabilities, equity and operating results of the CHSCA and the Company’s pro rata share of the CHSCA’s net assets and operating results were not material for all periods presented. The financial statements of KSMA have been included with the Company’s Annual Report on Form 10-K. The KSMA balance sheets for the periods presented are not material to the Company’s balance sheets for these respective periods. Total revenue, income from operations and net income of KSMA are as follows:

				For the
				Three Months Ended
	For the Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Revenue	$3,549	$3,657	$3,542	$928	$889
Income from operations	1,790	1,634	1,545	418	412
Net income	1,685	1,526	1,459	380	391

Intangible Assets, Goodwill and Debt Issuance Costs
      Intangible assets consist of membership lists, a beneficial lease and covenants-not-to-compete. These assets are stated at cost and are being amortized by the straight-line method over their estimated lives. Membership lists are amortized over 24 months and covenants-not-to-compete are amortized over the contractual life, generally five years. The beneficial lease is being amortized over the remaining life of the underlying club lease.
      In accordance with the Statement on Financial Accounting Standards (“SFAS”) No. 142 (“SFAS 142”), Goodwill and Other Intangible Assets, goodwill has not been amortized subsequent to December 31, 2001.
      Debt issuance costs are classified within other assets and are being amortized as additional interest expense over the life of the underlying debt, five to ten years, using the interest method. Amortization of debt issue costs was $1,928, $1,627 and $1,584 for December 31, 2002, 2003 and 2004 and respectively.

Accounting for the Impairment of Long-Lived Assets
      Long-lived assets, such as fixed assets and intangible assets are reviewed for impairment when events or circumstances indicate that their carrying value may not be recoverable. Estimated undiscounted expected future cash flows are used to determine if an asset is impaired, in which case the asset’s carrying value would be reduced to fair value.
      Effective January 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” which replaces SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of.” SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of discontinued operation to include a component of an entity and eliminates the exemption to consolidation when control over a subsidiary is likely to be temporary. In 2002, the Company discontinued operations at two wholly-owned clubs. As a result of the adoption of SFAS No. 144 the Company has accounted for these two clubs as discontinued operations. See Note 17 for further discussion on Discontinued Operations.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Concentrations of Credit Risk
      Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents. Such amounts are held, primarily, in a single commercial bank. The Company holds no collateral for these financial instruments.

Earnings (Loss) Per Share
      Basic earnings (loss) per share is computed by dividing net income (loss) applicable to common shareholders by the weighted average number of shares of common stock outstanding during each year. Diluted earnings (loss) per share is computed similarly to basic earnings (loss) per share, except that the denominator is increased for the assumed exercise of dilutive stock options using the treasury stock method.
      The following table summarizes the weighted average common shares for basic and diluted EPS computations:

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Weighted average number of common shares outstanding — basic	1,247,674	1,247,674	1,299,332	1,259,197	1,312,289
Effect of dilutive stock options	59,554	—	—	—	2,273

Weighted average number of common shares outstanding — diluted	1,307,228	1,247,674	1,299,332	1,259,197	1,314,562

      The effect of the shares issuable upon the exercise of stock options were not included in the calculation of diluted EPS for the years ended December 31, 2003 and 2004 and the three months ended March 31, 2004 as they were antidilutive. The number of equivalent shares excluded from the computation of diluted EPS was 52,807 and 15,191 for the years ended December 31, 2003 and 2004, respectively, and 38,710 for the three months ended March 31, 2004. For the year ended December 31, 2002 and the three months ended March 31, 2005, compensation expense of $38 and $9, respectively, has been added back to net income (loss) attributable to common stockholders in determining diluted earnings per share.

Stock-Based Employee Compensation
      For financial reporting purposes, the Company accounts for stock-based compensation in accordance with the intrinsic value method (“APB No. 25”). In accordance with this method, no compensation expense is recognized in the accompanying financial statements in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the fair value of the Company’s stock is not greater than the amount an employee must pay to acquire the stock as defined; however, to the extent that stock options are granted to employees with variable terms or if the fair value of the Company’s stock as of the measurement date is greater than the amount an employee must pay to acquire the stock, then the Company will recognize compensation expense. The fair value of warrants granted to non-employees for financing were recorded as deferred financing costs and amortized into interest expense using the interest method. See Note 10 for further discussion on stock options and warrants.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table illustrates the effect on net (loss) income attributed to common stockholders and earnings (loss) per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board issued Statement No. 123, (“SFAS 123”) Accounting for Stock-Based Compensation, to stock-based employee compensation.

				For the
				Three Months Ended
	For the Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Net (loss) income attributed to common stockholders, as reported	$(1,036)	$(3,555)	$(4,689)	$(2,841)	$179
Add:
Stock-based employee compensation expense included in reported net loss attributed to common stockholders, net of related tax effects	38	12	37	7	9
Deduct:
Total stock-based employee compensation expense determined under fair value based method for all stock option awards, net of related tax effects	(142)	(167)	(99)	(10)	(28)

Pro forma net (loss) income attributed to common stockholders	$(1,140)	$(3,710)	$(4,751)	$(2,844)	$160

Basic earnings (loss) per share:
As reported	$(0.83)	$(2.85)	$(3.61)	$(2.26)	$0.14
Pro forma	$(0.91)	$(2.97)	$(3.66)	$(2.26)	$0.12
Diluted earnings (loss) per share:
As reported	$(0.76)	$(2.85)	$(3.61)	$(2.26)	$0.14
Pro forma	$(0.87)	$(2.97)	$(3.66)	$(2.26)	$0.12
      Since option grants vest over several years and additional grants are expected in the future, the pro forma results noted above are not likely to be representative of the effects on future years of the application of the fair value based method.
      For the purposes of the above pro forma information, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model and the following assumptions:

		Weighted
	Risk-Free	Average		Expected	Fair Value
	Interest	Expected	Expected	Dividend	at Date of
Class A Common	Rate	Life	Volatility	Yield	Grant

1999 Grants	5.7%	5 years	60%	—	$30.10
2000 Grants	6.6	5 years	69	—	47.11
2001 Grants	4.6	5 years	72	—	111.89
2003 Grants	3.8	6 years	55	—	14.50
      Expected volatility percentages were derived from the volatility of publicly traded companies considered to have businesses similar to the Company.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Recent Accounting Pronouncements
      In June 2004, the FASB issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock. “EITF Issue No. 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influences through other means. EITF Issue No. 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influences over the operating and financial policies of the investee. The adoption of EITF Issue No. 02-14 had no impact on the Company.
      In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payments.” SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock Based Compensation,” and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The effective date of SFAS 123R is the first reporting period beginning after December 15, 2005, which is third quarter 2005 for calendar year companies, although early adoption is allowed. SFAS 123R permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Under the “modified retrospective” method, requirements are the same as under the “modified prospective” method, but also permits entities to restate financial statements of previous periods based on pro forma disclosures made in accordance with SFAS 123.
      SFAS 123R also requires that the benefits associated with the tax deduction in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options.
      The Company currently utilizes a standard option pricing model (i.e. Black-Scholes) to measure the fair value of stock options granted to employees. While SFAS 123R permits entities to continue to use such a model, the standard also permits the use of a “lattice” model. The Company has not yet determined which model it will use to measure the fair value of employee stock options upon the adoption of SFAS 123R.
      The Company will adopt SFAS 123R effective January 1, 2006; however, the Company has not yet determined which of the aforementioned adoption methods it will use.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Fixed Assets
      Fixed assets as of December 31, 2003 and 2004, are shown at cost, less accumulated depreciation and amortization, and are summarized below:

	December 31,

	2003	2004

Leasehold improvements	$234,560	$257,552
Club equipment	58,376	62,172
Furniture, fixtures and computer equipment	34,703	39,912
Computer software	7,838	9,893
Building and improvements	4,995	4,995
Land	986	986
Construction in progress	13,836	14,479

	355,294	389,989
Less: Accumulated depreciation and amortization	131,695	163,736

	$223,599	$226,253

      Depreciation and leasehold amortization expense for the years ended December 31, 2002, 2003 and 2004, was $30,645, $33,987 and $36,092 respectively.

4.	Goodwill and Intangible Assets
      Effective January 1, 2002 the Company implemented SFAS 142. There were no changes to the estimated useful lives of amortizable intangible assets due to the SFAS 142 implementation. In connection with the SFAS 142 transitional impairment test, the Company recorded a $1,301 write-off of goodwill. A deferred tax benefit of $612 was recorded as a result of this goodwill write-off, resulting in a net cumulative effect of change in accounting principle of $689, in the first quarter of 2002. The write-off of goodwill related to four, remote underperforming clubs. The impairment test was performed with discounted estimated future cash flows as the criteria for determining fair market value. Goodwill has been allocated to reporting units that closely reflect the regions served by the Company’s four trade names: New York Sports Clubs, Boston Sports Clubs, Washington Sports Clubs and Philadelphia Sports Clubs, with certain more remote clubs that do not benefit from a regional cluster being considered single reporting units.
      In addition, the Company is required to conduct at a minimum an annual review of goodwill for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of reportable goodwill. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of the impairment loss is measured as the difference between the carrying value and the implied fair value of goodwill, which is determined using discounted cash flows. In the quarter ended March 31, 2004, the Company determined that the goodwill at one if its remote clubs was not recoverable. The goodwill impairment associated with this under performing club amounted to $2,002. A deferred tax benefit of $881 has been recorded in connection with this impairment. Since the club is remote from one of the Company’s clusters, it does not benefit from the competitive advantage that the Company’s clustered clubs have, and as a result is more susceptible to competition. In 2003, the Company did not have to record a charge to earnings for an impairment of goodwill as a result of its annual review conducted during the first quarter.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The change in the carrying amount of goodwill from January 1, 2003 through March 31, 2005 is as follows:

Balance at January 1, 2003	$45,531
Changes due to:
Currency translation adjustments	203
Acquisitions	130

Balance at December 31, 2003	$45,864
Changes due to:
Goodwill impairment	(2,002)
Currency translation adjustments	68
Acquisitions	3,564

Balance at December 31, 2004	$47,494
Changes due to:
Currency translation adjustments (Unaudited)	(39)

Balance at March 31, 2005 (Unaudited)	$47,455

      A summary of the Company’s acquired amortizable intangible assets as of December 31, 2003 and 2004 and March 31, 2005 is as follows:

	December 31, 2003

	Gross
	Carrying	Accumulated	Net
	Amount	Amortization	Intangibles

Acquired intangible assets
Membership lists	$10,205	$(9,630)	$575
Covenants-not-to-compete	876	(871)	5
Beneficial lease	223	(173)	50

	$11,304	$(10,674)	$630

	December 31, 2004

	Gross
	Carrying	Accumulated	Net
	Amount	Amortization	Intangibles

Acquired intangible assets
Membership lists	$11,008	$(10,372)	$636
Covenants-not-to-compete	1,150	(894)	256
Beneficial lease	223	(184)	39

	$12,381	$(11,450)	$931

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	March 31, 2005 (Unaudited)

	Gross
	Carrying	Accumulated	Net
	Amount	Amortization	Intangibles

Acquired intangible assets
Membership lists	$11,008	$(10,472)	$536
Covenants-not-to-compete	1,150	(908)	242
Beneficial lease	223	(187)	36

	$12,381	$(11,567)	$814

      The amortization expense of the above acquired intangible assets for each of the five years ending December 31, 2009 will be as follows:

Amortization
Year Ending December 31,	Expense

2005	$467
2006	300
2007	65
2008	62
2009	37

$931

      Amortization expense of intangible assets for the years ended December 31, 2002, 2003 and 2004 was $1,103, $940 and $777 respectively and $176 and $116 for the three months ended March 31, 2005 and 2004, respectively.

5.	Accrued Expenses
      Accrued expenses as of December 31, 2003 and 2004 consist of the following:

	December 31,

	2003	2004

Accrued payroll	$6,086	$5,472
Accrued interest	5,157	5,217
Accrued construction in progress and equipment	5,300	3,200
Accrued occupancy costs	4,002	4,621
Accrued other	5,461	6,789

	$26,006	$25,299

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Long-Term Debt and Capital Lease Obligations
      Long-term debt and capital lease obligations consist of the following:

	December 31,
			March 31,
	2003	2004	2005

			(Unaudited)
Senior Notes 9 5/8%	$255,000	$255,000	$255,000
Senior Discount Notes 11%	—	137,572	141,280
Notes payable for acquired businesses	4,358	3,874	3,683
Capital lease obligations	2,519	15	—

	261,877	396,461	399,963
Less: Current portion due within one year	3,486	1,225	1,237

Long-term portion	$258,391	$395,236	$398,726

      The aggregate long-term debt and capital lease obligations maturing during the next five years and thereafter is as follows:

Year Ending December 31,	Amount Due

2005	$1,225
2006	847
2007	734
2008	216
2009	235
Thereafter	393,204

$396,461

      In October 1997, the Company issued $85,000 of Series B 9 3/4% Senior Notes due October 2004. The net proceeds from the Senior Notes totaled approximately $81,700. The transaction fees of approximately $3,300, were accounted for as deferred financing costs. In June 1999, the Company issued $40,000 of Senior Notes at a price of 98.75%, providing the Company with $39,500 of proceeds before expenses relating to the issuance. The Senior Notes bear interest at an annual rate of 9 3/4%, payable semi-annually. The Senior Notes are redeemable at the option of the Company on or after October 15, 2001. For redemption prior to October 15, 2004, the Company would have been required to pay a premium as defined. The $85,000 and $40,000 issuances are collectively referred to as the “Senior Notes.” The Senior Notes were redeemed on April 16, 2003. See the April 16, 2003 Refinancing Transactions discussed below.
      In November 2000, the Company entered into a Subordinated Credit Agreement (the “Subordinated Agreement”) with an affiliate of a stockholder of the Company. This Subordinated Agreement provided for up to $20,000 of principal borrowings and would have expired December 31, 2004. Interest on principal borrowings accrued at 12.75% per annum; 9.75% of which was payable on a monthly basis and the remaining 3% was accruable and payable, at the option of the Company, through maturity. The Company was charged a fee of 0.083% per month based on the portion of the facility not utilized. In connection with the April 16, 2003 refinancing transactions, this Subordinated Agreement was terminated.
      Notes payable were incurred upon the acquisition of various clubs and are subject to the Company’s right of offset for possible post acquisition adjustments arising out of operations of the acquired clubs. These notes are stated at rates of between 5% and 9%, and are non-collateralized. The notes are due on various dates through 2012.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

April 16, 2003 Refinancing Transactions
      On April 16, 2003 the Company successfully completed a refinancing of its debt. This refinancing included an offering of $255,000 of 9 5/8% Senior Notes (“Notes”) that will mature April 15, 2011, and the entering into of a new $50,000 senior secured revolving credit facility (the “Senior Credit Facility”) that will expire April 15, 2008. The transaction fees of approximately $9,600 have been accounted for as deferred financing costs. The Notes accrue interest at 9 5/8% per annum and interest is payable semiannually on April 15 and October 15. In connection with this refinancing, the Company wrote off $3,709 of deferred financing costs related to extinguished debt, paid a call premium of $3,048 and incurred $1,016 of interest on the 9 3/4% Notes representing the interest incurred during the 30-day redemption notification period.
      The Company’s Senior Credit Facility contains various covenants including limits on capital expenditures, the maintenance of a consolidated interest coverage ratio of not less than 2.50 and 2.75:1.00 during 2004 and 2005 respectively, and a maximum permitted total leverage ratio of 3.75:1.00 from December 31, 2004 through December 31, 2005 and 3.5:1.00 from December 31, 2005 through September 29, 2006. These covenants limit the Company’s ability to incur additional debt, and as of December 31, 2004 and March 31, 2005, permitted additional borrowing capacity under the Senior Credit Facility was limited to $24,794 and $34,616, respectively. For the year ended December 31, 2004 and the three months ended March 31, 2005, the company has been in compliance with its debt covenants.
      Loans under the Senior Credit Facility will, at the Company’s option, bear interest at either the bank’s prime rate plus 3.0% or the Eurodollar rate plus 4.0%, as defined. There were no borrowings outstanding at December 31, 2003 and 2004. Outstanding letters of credit issued totaled $4,746 and $5,497 at December 31, 2004 and March 31, 2005, respectively, and the unutilized portion of the Senior Credit Facility was $45,254 and $44,503 as of December 31, 2004 and March 31, 2005, respectively. The Company is required to pay a commitment fee of 0.75% per annum on the daily unutilized amount.

February 4, 2004 Restructuring
      On February 4, 2004 TSI Holdings, successfully completed an offering of 11.0% Senior Discount Notes (the “Discount Notes”) that will mature in February 2014. TSI Holdings received a total of $124,807 in connection with this issuance. Fees and expenses related to this transaction totaled approximately $4,378. No cash interest is required to be paid prior to February 2009. The accreted value of each Discount Note will increase from the date of issuance until February 1, 2009, at a rate of 11.0% per annum compounded semi-annually such that on February 1, 2009 the accreted value will equal $213,000, the principal value due at maturity. Subsequent to February 1, 2009 cash interest on the Discount Notes will accrue and be payable semi-annually in arrears February 1 and August 1 of each year, commencing August 1, 2009. The Discount Notes are structurally subordinated and effectively rank junior to all indebtedness of the Company.
      The carrying value of long-term debt, other than the Senior Notes and the Discount Notes, approximates fair market value as of December 31, 2003 and 2004 as the debt is generally short-term in nature. Based on quoted market prices, the Discount Notes have a fair value of approximately $120,089 at December 31, 2004. The Notes have a fair value of approximately $272,850 and $268,234 at December 31, 2003 and 2004 respectively.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company’s interest expense and capitalized interest related to funds borrowed to finance club facilities under construction for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Years Ended December 31,

	2002	2003	2004

Interest costs expensed	$16,559	$23,670	$39,343
Interest costs capitalized	354	322	429

Total interest paid	$16,913	$23,992	$39,772

7.	Related Party Transactions
      The Company entered into a professional service agreement with Bruckmann, Rosser, Sherrill & Co., Inc. (“BRS”), a stockholder of the Company for strategic and financial advisory services on December 10, 1996. As of December 31, 2004, BRS owns 36.6% of the Company’s outstanding common stock and has the ability to elect a majority of the board of directors and generally to control the affairs and policies of the Company. Fees for such services, which are included in General and administrative expenses, are $250 per annum, and are payable while BRS owns 3.66% or more of the outstanding Common stock of the Company. No amounts were due BRS at December 31, 2003 and 2004.
      In February 2003, 109,540 shares of Series B preferred stock held by management, were sold to an affiliate of a stockholder of the Company for a total of $8,883. This sale price was equivalent to the liquidation value of the shares as of the date of sale.
      The Company paid approximately $904 in 2002, $848 in 2003 and $862 in 2004 to an entity of which Mr. Frank Napolitano, one of the Company’s officers, is currently a 25% owner, for rent for a multi-recreational club facility that the Company acquired in 1999. The Company expects to pay $690,000 in annual base rent and a pro rata share of operating expenses and property taxes on the facility during the term of the lease, which expires in 2015. Pursuant to the lease, the Company is also obligated to pay percentage rent based upon the revenue of the facility in the future.

8.	Leases
      The Company leases office, warehouse and multi-recreational facilities and certain equipment under non-cancelable operating leases. In addition to base rent, the facility leases generally provide for additional rent based on increases in real estate taxes and other costs. Certain leases give the Company the right to acquire the leased facility at defined prices based on fair value and provide for additional rent based upon defined formulas of revenue, cash flow or operating results of the respective facilities. Under the provisions of certain of these leases, the Company is required to maintain irrevocable letters of credit, which amount to $1,296 as of December 31, 2004.
      The leases expire at various times through December 31, 2027, and certain leases may be extended at the Company’s option.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Future minimum rental payments under non-cancelable operating leases are as follows:

Minimum
Year Ending December 31,	Annual Rental

2005	$54,457
2006	57,884
2007	56,271
2008	54,302
2009	52,400
Aggregate thereafter	395,331

$670,645

      Rent expense, including the effect of deferred lease liabilities, for the years ended December 31, 2002, 2003 and 2004 was $52,544, $59,575 and $64,742, respectively. Such amounts include additional rent of $8,681, $10,643 and $11,653, respectively.
      The Company, as landlord, leases space to third party tenants under non-cancelable operating leases and licenses. In addition to base rent, certain leases provide for additional rent based on increases in real estate taxes, indexation, utilities and defined amounts based on the operating results of the lessee. The leases expire at various times through August 31, 2014. Future minimum rentals receivable under noncancelable leases are as follows:

Minimum
Year Ending December 31,	Annual Rental

2005	$2,459
2006	2,266
2007	2,015
2008	1,278
2009	1,025
Aggregate thereafter	4,698

$13,741

      Rental income, including non-cash rental income, for the years ended December 31, 2002, 2003 and 2004 was $2,132, $2,434 and $2,416, respectively. Such amounts include additional rental charges above the base rent of $1,046, $679 and $218, respectively. The Company owns the building at one of its club locations which houses a rental tenant that generated $576, $613 and $788 of rental income for the years ended December 31, 2002, 2003 and 2004, respectively.

9.	Redeemable Preferred Stock

Redeemable Senior Preferred Stock
      During November 1998, the Company issued 40,000 shares of mandatorily redeemable Senior stock and 143,261 warrants. During 2002, 71,630 of these warrants were exercised and in January 2004 the remaining 71,631 warrants were exercised. The Senior stock had no voting rights except as required by law. The warrants had an exercise price of $0.01. After payment of fees and expenses of approximately $365, the Company received net proceeds of $39,635. Upon issuance, a $3,416 value was ascribed to the warrants. The initial fair value of the Senior stock ($36,219) was being accreted to its liquidation value using the interest method. The Senior stock was redeemable in November 2008. The Company, at its option, could redeem the Senior stock at any time without premium.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Senior stock had a liquidation value of $1,000 per share plus cumulative unpaid dividends of $26,977 as of April 16, 2003. The Senior stock holders were entitled to a cumulative 12% annual dividend, based on the share price of $1,000. During 2003, the Company recorded $4,852 of accretion, which was comprised of stock dividend accretion of $2,465 and the remaining warrant accretion to liquidation value of $2,387. On April 16, 2003, in connection with the refinancing transaction discussed in Note 6, all of the Senior stock was redeemed at a liquidation value of $66,977.

Series A Redeemable Preferred Stock
      During fiscal years 1997 and 1998, the Company issued 152,455 and 1,182 shares, respectively, of Series A redeemable preferred stock. As of December 31, 2002 and 2003, 153,637 shares of Series A stock were outstanding. Series A stock had liquidation preferences over Common Stock in the event of a liquidation, dissolution or winding up of the Company. Series A stock had no conversion features or voting rights except as required by law, and rank “pari passu.” Series A stock had a liquidation value of $100 per share plus cumulative unpaid dividends of $24,526 as of December 31, 2003. Series A stockholders were entitled to a cumulative 14% annual dividend based upon the per share price of $100. In connection with the issuance of the 11% Senior Discount Notes discussed in Note 6 all of the 153,637 outstanding shares were redeemed in February 2004 for a total of $40,517.

10.	Stockholders’ Deficit
                  a. Capitalization
      The Company’s certificate of incorporation, provides for the issuance of up to 3,500,000 shares of capital stock, consisting of 2,500,000 shares of Class A Common Stock (“Class A”), par value $0.001 per share; 500,000 shares of Class B Non-voting Common Stock (“Class B”), par value of $0.001 per share, (Class A and Class B are collectively referred to herein as “Common Stock”); and 200,000 shares of Series B Preferred Stock (“Series B”) par value $1.00 per share. This also includes the redeemable preferred stock discussed in Note 9, 100,000 shares Senior stock, par value $1.00 per share and 200,000 shares of Series A stock, par value $1.00 per share.
      All stockholders have preemptive rights to purchase a pro rata share of any future sales of securities, as defined.

Common Stock
      Class A stock and Class B stock each have identical terms with the exception that Class A stock is entitled to one vote per share, while Class B stock has no voting rights, except as required by law. In addition, Class B stock is convertible into an equal number of Class A shares, at the option of the holder of the majority of the Class B stock. To date, the Company has not issued Class B stock.
      On January 26, 2004 warrants to purchase 71,631 shares of Class A common stock were exercised.

Series B Preferred Stock
      During December 1996, the Company issued 3,857 shares of Series B preferred stock, 3,822 and 3,273 shares of which were outstanding as of December 31, 2002 and 2003, respectively. During 2003, the Company issued an additional 106,267 shares in connection with management’s exercise of Series B Preferred Stock Options and repurchased 549 shares of previously issued Series B preferred stock which were retired. The executives sold all of the Series B stock issued in connection with the 106,267 shares issued as well as the 3,273 shares already outstanding to an affiliate of a stockholder of the Company for a total of $8,883, which was equivalent to the liquidation value of the shares as of the date of the sale. Series B stock had liquidation preferences over Common Stock in the event of a liquidation, dissolution or

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
winding up of the Company. Series B stock has no voting rights except as required by law, and rank “pari passu.” Upon consummation of an IPO, at the option of the holder, each Series B stock was convertible into Class A Common Stock at prices, at which the Class A Common Stock is sold in such IPO. The Company could at any time redeem all or any portion of the Series B stock at a price equal to the liquidation value plus cumulative unpaid dividends. Series B stock had a liquidation value of $35 per share plus cumulative unpaid dividends of $6,127 as of December 31, 2003. Series B stockholders were entitled to a cumulative 14% annual dividend based upon the per share price of $35. In connection with the issuance of the 11% Discount Notes discussed in Note 6 all of the 109,540 outstanding shares were redeemed in February 2004 for a total of $10,118.

Restructuring
      On February 4, 2004 Town Sports International, Inc. (“TSI, Inc.”) and affiliates and TSI Holdings, a newly formed company, entered into a Restructuring Agreement. In connection with this Restructuring, the holders of TSI, Inc.’s Series A Preferred Stock, Series B Preferred Stock and Class A Common stock contributed their shares of TSI, Inc. to TSI Holdings for an equal amount of newly issued shares of the same form in TSI Holdings. Immediately following this exchange TSI Holdings contributed to TSI, Inc. the certificates representing all of TSI, Inc.’s shares contributed in the aforementioned exchange and in return TSI, Inc. issued 1,000 shares of common stock to TSI Holdings, and cancelled on its books and records the certificate representing TSI, Inc.’s shares contributed to it by TSI Holdings.
      On February 6, 2004 all of TSI Holdings’ outstanding Series A stock and Series B stock were redeemed for a total of $50,635.
      On March 12, 2004 65,536 vested common stock options of TSI Holdings were exercised. TSI Holdings received $539 in cash related to these exercises.
      On March 15, 2004 the Board of Directors of TSI Holdings approved a common stock distribution of $52.50 per share to all shareholders of record on March 15, 2004. This dividend totaling $68,943 was paid on March 17, 2004. Also, in lieu of a common stock distribution, vested common option holders were paid a total of $1,144 recorded as payroll expense

b. Stock Options

Series B Preferred Stock Options
      During the year ended December 31, 1996, the Company granted 164,783 options (“Series B Options”) to certain employees which entitle the holders to purchase an equal number of shares of Series B stock at an exercise price of $10.00 per share. Series B Options were fully vested on the date of grant and expire on December 31, 2021. The terms of the Series B Options also contained provisions whereby the exercise price would be reduced, or in certain cases, the option holder would receive cash in accordance with a formula as defined. The aggregate value of, either a reduction in exercise price, or the distribution of cash is deemed compensatory and, accordingly, is recorded as a compensation expense. The provisions of the Series B Preferred Stock Option Plan provide for a Special Accrual (“the Special Accrual”) equal to a 14% compounded annual return on the difference between the liquidation value for the shares subject to option, less the $10 per share exercise price. For the years ended December 31, 2002, 2003, and 2004 compensation expense recognized in connection with Series B Options’ Special Accrual totaled $1,137, $177 and $0 respectively. All Series B Preferred stock options were exercisable upon grant. There are no shares of Series B Preferred Stock reserved for future option grants.
      In January 2003, an executive officer of the Company exercised 9,530 Series B Options, and in turn these newly issues shares were repurchased by the Company for $540 and were retired. In February 2003, certain executives of the Company exercised and converted the remaining 148,775 Series B Options in to

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
106,267 shares of Series B preferred stock. The difference between the 148,775 options exercised and the 106,267 shares issued is due to the remittance of these shares to the Company to cover the purchase price of the stock. The remitted shares were subsequently retired by the Company.

Class A Common Stock Options
      During the year ended December 31, 1996, the Company adopted the Town Sports International Inc. Common Stock Option Plan (the “Plan”). The provisions of the Plan, as amended and restated, provide for the Company’s Board of Directors to grant to executives and key employees options to acquire 162,754 shares of Class A stock.
      Grants vest in full at various dates between December 2007 and 2012. The vesting of these grants will be accelerated in the event that certain defined events occur including the achievement of annual equity values or the sale or an Initial Public Offering of the Company. The term of each of these grants is ten or eleven years.
      In accordance with APB No. 25, Accounting for Stock Issued to Employees, the Company recorded unearned compensation in connection with the 2001 Grants. Such amount is included within stockholders’ deficit and represented the difference between the estimated fair value of the Class A stock on the date of amendment or grant, respectively, and the exercise price. The Company utilized a third-party valuation as of June 30, 2000 together with consideration of events occurring since that date in determining the value of the Company’s stock at the date of grant of the 2001 options. Unearned compensation is amortized as compensation expense over the vesting period. During the years ended December 31, 2002, 2003 and 2004 amortization of unearned compensation totaled $70, $21 and $64, respectively.
      As of December 31, 2004, there were 24,177 shares reserved for future option awards.
      As of December 31, 2002, 2003 and 2004, a total of 75,819, 80,294 and 19,508 Class A Common stock options were exercisable, respectively.
      The following table summarizes the stock option activity for the years ended December 31, 2002, 2003 and 2004:

		Weighted			Weighted
		Average			Average
	Class A	Exercise		Series B	Exercise
	Common	Price		Preferred	Price

Balance at January 1, 2002	98,782	$29.32		158,306	$10.00
Exercised	(3,100)	22.93		—
Forfeited	(2,200)	84.57		—

Balance at December 31, 2002	93,482	28.23		158,306	10.00
Granted	46,400	144.00	(i)	—
Exercised	(1,740)	36.14		(158,306)	$10.00
Forfeited	(7,610)	24.48		—

Balance at December 31, 2003	130,532	69.49		—	—
Reinstated(ii)	5,750	2.15
Exercised	(65,936)	8.22
Forfeited	(1,460)	48.22

Balance at December 31, 2004(iii)	68,886	$84.42

(i)	Option exercise price was greater than market price on the grant date.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(ii)	Option reinstated as a result of inadvertent forfeiture on behalf on TSI.

(iii)	In connection with the restructuring of the Company’s capitalization, a total of 50,238 vested common stock options with a weighted average exercise price of $127.42 were amended to decrease the exercise price by $52.50, equivalent to the distribution that common stock holders received in March 2004. As of December 31, 2004, the 50,238 outstanding common stock options have a weighted average exercise price of $74.92.
      The following table summarizes stock option information as of December 31, 2004:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
	Outstanding	Life	Price	Exercisable	Price

Class A Common
1999 grants	880	48 months	$53.00	880	$53.00
2000 grants	9,388	60 months	$75.00	9,388	$75.00
2003 grants	9,240	96 months	$144.00	9,240	$144.00
2004 amended and repriced 1999 grants	1,680	48 months	$0.50	—	$0.50
2004 amended and repriced 2000 grants	6,338	60 months	$22.50	—	$22.50
2004 amended and repriced 2001 grants	4,400	89 months	$47.50	—	$47.50
2004 amended and repriced 2003 grants	36,960	96 months	$91.50	—	$91.50

Total Grants	68,886		$84.42	19,508	$106.69

      In connection with the issuance of the Senior Discount Notes the Company’s Board of Directors approved a $52.50 common stock distribution payable to shareholders of record on March 15, 2004. The Board also approved the re-pricing of outstanding options such that the exercise price was reduced by the $52.50 distribution equivalent. These represent the 2004 amended and repriced grants.

11.	Asset Acquisitions
      During the years ended December 31, 2002 and 2004, the Company completed the acquisition of four and three fitness clubs, respectively. There were no club acquisitions during the year ended December 31, 2003. None of the individual acquisitions were material to the financial position, results of operations or cash flows of the Company. The table below summarizes the aggregate purchase price and the purchase price allocation to assets acquired:

	Years Ended
	December 31,

	2002	2004

Number of clubs acquired	4	3

Purchase prices payable in cash at closing	$2,322	$3,877
Issuance and assumption of notes payable	4,725	920

Total purchase prices	$7,047	$4,797

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended
	December 31,

	2002	2004

Allocation of purchase prices
Goodwill	$4,479	$3,563
Fixed assets	1,955	1,155
Membership lists	1,432	803
Non-compete agreement	—	275
Other net liabilities acquired	(108)	(42)
Deferred revenue	(711)	(957)

Total allocation of purchase prices	$7,047	$4,797

      For financial reporting purposes, these acquisitions have been accounted for under the purchase method and, accordingly, the purchase prices have been assigned to the assets and liabilities acquired on the basis of their respective fair values on the date of acquisition. The excess of purchase prices over the net assets acquired has been allocated to goodwill. The results of operations of the clubs have been included in the Company’s consolidated financial statements from the respective dates of acquisition. One acquisition has contingent consideration totaling $300 based on future revenue levels which will be capitalized as part of the purchase price if the contingency is achieved. The impact of these acquisitions on the consolidated financial statements of the Company was not material.

12.	Revenue from Club Operations
      Revenues from club operations for the years ended December 31, 2002, 2003 and 2004 are summarized below:

	Years Ended December 31,

	2002	2003	2004

Membership dues	$255,501	$273,334	$282,716
Initiation fees	14,360	13,892	12,439
Personal training revenue	28,450	31,170	34,821
Other club ancillary revenue	16,481	17,269	18,199

Total club revenue	314,792	335,665	348,175
Other Revenue	2,238	2,707	4,856
Business interruption insurance proceeds	1,025	2,800	—

Total revenue	$318,055	$341,172	$353,031

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Corporate Income Taxes
      The provision (benefit) for income taxes for the years ended December 31, 2002, 2003 and 2004 consisted of the following:

	Year Ended December 31, 2002

		State and
	Federal	Local	Total

Current	$6,483	$4,388	$10,871
Deferred	(536)	(626)	(1,162)

	$5,947	$3,762	$9,709

	Year Ended December 31, 2003

		State and
	Federal	Local	Total

Current	$463	$1,591	$2,054
Deferred	3,017	466	3,483

	$3,480	$2,057	$5,537

	Year Ended December 31, 2004

		State and
	Federal	Local	Total

Current	$(5,221)	$2,275	$(2,946)
Deferred	4,956	(920)	4,036

	$(265)	$1,355	$1,090

	December 31,

	2003	2004

Deferred tax assets
Deferred lease liabilities	$9,998	$8,781
Deferred revenue	5,156	4,367
Fixed assets and intangible assets	4,054	—
Deferred compensation expense incurred in connection with stock options	1,489	42
State net operating loss carry-forwards	1,431	1,684
Interest accretion	—	4,051
Accruals, reserves and other	517	1,766

	22,645	20,691

Deferred tax liabilities
Fixed assets and intangible assets	—	(2,735)
Deferred costs	(5,490)	(4,240)

	(5,490)	(6,975)

Net deferred tax assets, prior to valuation allowance	17,155	13,716
Valuation allowance	(384)	(981)

Net deferred tax assets	$16,771	$12,735

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of December 31, 2004, the Company has state net operating loss (“NOL”) carry-forwards of approximately $18,674. Such amounts expire between December 31, 2005 and December 31, 2024. The Company’s $981 valuation allowance principally relates to NOL carryforwards which may not be realizable due to the lack of future profitability in the respective states to which it applies.
      In 2004, the Company’s foreign pre-tax earnings related to its Swiss entity was $1,037 and the related current tax provision was $247.
      The differences between the U.S. federal statutory income tax rate and the Company’s effective tax rate were as follows for the years ended December 31, 2002, 2003 and 2004:

	Years Ended
	December 31,

	2002	2003	2004

Federal statutory tax rate	35%	35%	(35)%
State and local income taxes, net of federal tax benefit	9	8	7
Change in state effective income tax rate	—	—	12
Deferred compensation		—	41
State tax benefit related to self insurance	—	—	(8)
Foreign rate differential	—	—	(3)
Valuation allowance	—	—	21
Other permanent differences	1	—	4

	45%	43%	39%

      The Company has not provided for U.S. federal income and foreign withholding taxes on non-U.S. subsidiaries’ undistributed earnings as calculated for income tax purposes, because, in accordance with the provisions of Accounting Principles Board Opinion No. 23, Accounting for Income Taxes — Special Areas (“APB 23”) the Company intends to reinvest these earnings outside the U.S. indefinitely.
      Earnings from the Company’s foreign subsidiaries are indefinitely reinvested outside of its home tax jurisdiction and thus pursuant to Accounting Principles Board Opinion No. 23, “Accounting for Income Taxes — Special Areas.” The Company does not recognize a deferred tax liability for the tax effect of the excess of the book over tax basis of its investments in its foreign subsidiaries.

The American Jobs Creation Act of 2004
      In October 2004 the American Jobs Creation Act of 2004 (the “Act”) was signed into law. The new law provides for phased eliminations of the Foreign Sales Corporation/ Extraterritorial Income tax deduction over 2005 and 2006, and also created a new deduction for qualified domestic production activities that is phased in from 2006 through 2010. The Act also created a temporary incentive for multinational corporations to repatriate earnings of foreign subsidiaries. The Company is currently assessing the potential impact of this complex legislation and additional interpretations are expected from the Department of Treasury.

14.	September 11, 2001 Events
      The terrorist attacks of September 11, 2001 (“the September 11 events”), resulted in a tremendous loss of life and property. Secondarily, those events interrupted the operations at four clubs located in downtown Manhattan. Three of the affected four clubs were back in operation by October 2001, while the fourth club reopened in September 2002.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company carries business interruption insurance to mitigate certain lost revenue and profits experienced with the September 11 events. In this regard in the third quarter of 2001 a $175 insurance receivable was recorded representing an estimate of costs incurred in September 2001. Such costs included rent, payroll benefits, and other club operating costs incurred during period of closure. In 2002, the Company collected this $175 receivable and received additional on-account payments of $1,025. In 2003 the Company received $2,800 from its insurer and the Company entered into a final settlement agreement. These on-account and final payments were classified with Fees and Other revenue when received.

15.	Contingencies
      On February 13, 2003, in an action styled Joseph Anaya vs. Town Sports International, Inc. et al., an individual filed suit against the Company in the Supreme Court of the State of New York, New York County, alleging that on January 14, 2003, he sustained serious bodily injury at one of the Company’s club locations. He filed an amended complaint on September 17, 2003, seeking $2,000,000 in damages. His cause of action seeking punitive damages, in the amount of $250,000, was dismissed on January 26, 2004. While the Company is unable to determine the ultimate outcome of the above action, it intends to contest the matter vigorously.
      The Company has in force $51,000 of insurance to cover claims of this nature. If any such judgment exceeds the amount for which the Company is covered by insurance by $2,500, the Company would be in default under the credit agreement governing TSI, Inc.’s senior secured revolving credit facility. Also, if any uninsured judgment, when aggregated with any other judgments not covered by insurance equals $5,000 or more, the judgment would constitute an event of default under the indentures governing the Company’s senior notes and the Company’s discount notes. It is possible that a final settlement or award related to this matter may exceed the Company’s insurance coverage.
      Depending upon the outcome, this matter may have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

16.	Employee Benefit Plan
      The Company maintains a 401(k) defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for the Company to make discretionary contributions. The Plan was amended, effective January 1, 2001, to provide for an employer matching contribution in an amount equal to 25% of the participant’s contribution with a limit of five hundred dollars per individual, per annum. Employer matching contributions totaling $200, $195 and $191 were made in February 2003, 2004 and 2005 respectively, for the Plan years ended December 31, 2002, 2003 and 2004 respectively.

17.	Discontinued Operations
      In the fourth quarter of 2002, the Company closed or sold two remote underperforming, wholly-owned clubs. In connection with the closure of one of the clubs the Company recorded club closure costs of $996 related to the write-off of fixed assets. The Company has accounted for these two clubs as discontinued operations and, accordingly, the results of their operations have been classified as discontinued in the consolidated statement of operations and prior periods have been reclassified in accordance with SFAS No. 144.
      Revenues and pre-tax losses for these discontinued clubs were $1,606 and $322 in 2002.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Subsequent Events
      On April 1, 2005, the Company granted 20,000 common stock options to employees at an exercise price of $91.50. Based on an independent valuation, the exercise price exceeds the fair market value of the common on the grant date. These options vest in full on April 1, 2015 and vest on an accelerated basis in the event that certain defined events occur, including the achievement of equity targets or the sale of the Company.
      On April 14, 2005 the Company acquired a health club in its New York Sports Clubs trade area. The purchase price totaled $3,000 of which $2,700 was paid at closing and $300 is due April 14, 2006.

19.	Guarantors
      In January 2004, TSI Holdings was incorporated solely for the purpose of issuing the Discount Notes. TSI Holdings and all of TSI’s domestic subsidiaries have unconditionally guaranteed the $255,000 9 5/8% Senior Notes discussed in Note 6. However, TSI’s foreign subsidiaries have not provided guarantees for these Notes.
      Except for TSI Holdings (TSI’s parent), each guarantor of the Senior Notes is a wholly owned subsidiary of TSI. The guarantees are full and unconditional and joint and severable. The following schedules set forth condensed consolidating financial information as required by Rule 3-10d of Securities and Exchange Commission Regulation S-X at December 31, 2003 and 2004, and March 31, 2005 and for the years ended December 31, 2002, 2003 and 2004 and three months ended March 31, 2004 and 2005. The financial information illustrates the composition of the combined guarantors.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2003

				Non-
			Subsidiary	Guarantor
	TSI Holdings	TSI	Guarantors	Subsidiaries	Eliminations	Consolidated

	(All figures in $’000s)
ASSETS
Current assets
Cash and cash equivalents	$—	$420	$39,006	$1,376	$—	$40,802
Accounts receivable, net	—	2,230	1,235	133	(2,129)	1,469
Inventory	—	—	720	30	—	750
Prepaid corporate income taxes	—	4,062	—	—	—	4,062
Intercompany receivable (payable)	—	7,068	(5,451)	(1,617)	—	—
Prepaid expenses and other current assets	—	6,493	2,329	—	(3,500)	5,322

Total current assets	—	20,273	37,839	(78)	(5,629)	52,405
Investment in subsidiaries	—	238,166	—	—	(238,166)	—
Fixed assets, net	—	11,671	210,477	1,451	—	223,599
Goodwill	—	—	45,058	806	—	45,864
Intangible assets, net	—	—	630	—	—	630
Deferred tax assets, net	—	17,399	(491)	(137)	—	16,771
Deferred membership costs	—	—	13,038	—	—	13,038
Other assets	—	9,005	887	—	—	9,892

Total assets	$—	$296,514	$307,438	$2,042	$(243,795)	$362,199

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities
Current portion of long-term debt and capital lease obligations	$—	$3,486	$—	$—	$—	$3,486
Accounts payable	—	220	5,159	—	—	5,379
Accrued expenses	—	6,261	13,960	628		20,849
Accrued interest	—	5,155	2,131	—	(2,129)	5,157
Deferred revenue	—	—	26,621	—	—	26,621

Total current liabilities		15,122	47,871	628	(2,129)	61,492
Long-term debt and capital lease obligations		274,947	(13,056)	—	(3,500)	258,391
Deferred lease liabilities	—	563	25,293	—	—	25,856
Deferred revenue	—	(64)	2,973	93	—	3,002
Other liabilities	—	350	7,512	—	—	7,862

Total liabilities	—	290,918	70,593	721	(5,629)	356,603

Redeemable preferred stock Series A preferred stock	—	39,890	—	—	—	39,890

	—	39,890	—	—	—	39,890

Stockholders’ deficit
Series B preferred stock	—	9,961	—	—	—	9,961
Common stockholders’ deficit	—	(44,851)	236,845	725	(237,570)	(44,851)
Accumulated other comprehensive income	—	596	—	596	(596)	596

Total stockholders’ deficit	—	(34,294)	236,845	1,321	(238,166)	(34,294)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$—	$296,514	$307,438	$2,042	$(243,795)	$362,199

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2004

				Non-
	TSI		Subsidiary	Guarantor
	Holdings	TSI	Guarantors	Subsidiaries	Eliminations	Consolidated

	(All figures in $’000s)
ASSETS
Current assets
Cash and cash equivalents	$274	$3,425	$51,327	$2,480	$—	$57,506
Accounts receivable, net	—	3,199	1,121	114	(2,479)	1,955
Inventory	—	—	623	32	—	655
Prepaid corporate income taxes	—	5,645	—	—	—	5,645
Intercompany receivable (payable)	1,075	8,636	(8,083)	(1,628)	—	—
Prepaid expenses and other current assets	—	7,740	2,631	—	(3,500)	6,871

Total current assets	1,349	28,645	47,619	998	(5,979)	72,632
Investment in subsidiary	8,862	267,350	—	—	(276,212)	—
Fixed assets, net	—	11,478	213,464	1,311	—	226,253
Goodwill	—	—	46,619	875	—	47,494
Intangible assets, net	—	—	931	—	—	931
Deferred tax assets, net	6,266	7,108	(491)	(148)	—	12,735
Deferred membership costs	—	—	12,017	—	—	12,017
Other assets	4,106	7,519	1,084	—	—	12,709

Total assets	$20,583	$322,100	$321,243	$3,036	$(282,191)	$384,771

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Current portion of long-term debt and capital lease obligations	$—	$—	$1,225	$—	$—	$1,225
Accounts payable	—	3,732	6,823	—	—	10,555
Accrued expenses	28	6,353	13,189	512	—	20,082
Accrued interest	—	5,215	2,481	—	(2,479)	5,217
Deferred revenue	—	—	28,294	—	—	28,294

Total current liabilities	28	15,300	52,012	512	(2,479)	65,373
Long-term debt and capital lease obligations	137,572	295,865	(34,701)	—	(3,500)	395,236
Deferred lease liabilities	—	485	26,613	—	—	27,098
Deferred revenue	—	60	3,137	101	—	3,298
Other liabilities	—	1,528	9,255	—	—	10,783

Total liabilities	137,600	313,238	56,316	613	(5,979)	501,788

Stockholders’ deficit
Common stockholders’ deficit	(117,933)	7,946	264,919	1,515	(274,380)	(117,933)
Accumulated other comprehensive income	916	916	8	908	(1,832)	916

Total stockholders’ deficit	(117,017)	8,862	264,927	2,423	(276,212)	(117,017)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$20,583	$322,100	$321,243	$3,036	$(282,191)	$384,771

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING BALANCE SHEET
March 31, 2005 (Unaudited)

				Non-
	TSI		Subsidiary	Guarantor
	Holdings	TSI	Guarantors	Subsidiaries	Eliminations	Consolidated

	(All figures in $’000s)
ASSETS
Current assets
Cash and cash equivalents	$239	$329	$68,859	$2,351	$—	$71,778
Accounts receivable, net	—	3,723	1,682	257	(2,570)	3,092
Inventory	—	—	543	31	—	574
Prepaid corporate income taxes	—	2,887	—	—	—	2,887
Intercompany receivable (payable)	915	14,865	(14,155)	(1,625)	—	—
Prepaid expenses and other current assets	—	5,350	6,805	—	(3,500)	8,655

Total current assets	1,154	27,154	63,734	1,014	(6,070)	86,986
Investment in subsidiary	11,569	275,801	—	—	(287,370)	—
Fixed assets, net	—	10,809	211,118	1,156	—	223,083
Goodwill	—	—	46,620	835	—	47,455
Intangible assets, net	—	—	814	—	—	814
Deferred tax assets, net	7,367	9,501	(491)	(142)	—	16,235
Deferred membership costs	—	—	12,717	—	—	12,717
Other assets	4,035	7,190	1,081	—	—	12,306

Total assets	$24,125	$330,455	$335,593	$2,863	$(293,440)	$399,596

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Current portion of long-term debt and capital lease obligations	$—	$—	$1,237	$—	$—	$1,237
Accounts payable	—	70	4,182	—	—	4,252
Accrued expenses	41	3,713	18,947	321	—	23,022
Accrued Interest	—	11,228	2,573	—	(2,570)	11,231
Deferred revenue	—	—	35,095	—	—	35,095

Total current liabilities	41	15,011	62,034	321	(2,570)	74,837
Long-term debt and capital lease obligations	141,279	300,526	(39,579)	—	(3,500)	398,726
Deferred lease liabilities	—	450	27,032	—	—	27,482
Deferred revenue	—	910	2,415	96	—	3,421
Other liabilities	—	1,989	10,333	—	—	12,322

Total liabilities	141,320	318,886	62,235	417	(6,070)	516,788

Stockholders’ deficit
Common stockholders’ deficit	(117,926)	10,838	273,352	1,721	(285,908)	(117,923)
Accumulated other comprehensive income	731	731	6	725	(1,462)	731

Total stockholders’ deficit	(117,195)	11,569	273,358	2,446	(287,370)	(117,192)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$24,125	$330,455	$335,593	$2,863	$(293,440)	$399,596

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For Twelve months ended December 31, 2002

				Non-
	TSI		Subsidiary	Guarantors
	Holdings	TSI	Guarantors	Subsidiary	Eliminations	Consolidated

	(All figures in $’000s)
Revenue:
Club operations	$—	$241	$310,723	$3,828	$—	$314,792
Fees and Other		1,610	5,698	—	(4,045)	3,263

	—	1,851	316,421	3,828	(4,045)	318,055

Operations expense:
Payroll and related	—	22,184	105,390	1,531	—	129,105
Club operating	—	564	101,088	945	(3,484)	99,113
General and administrative	—	437	21,149	343	(561)	21,368
Depreciation and amortization	—	2,857	28,509	382	—	31,748

	—	26,042	256,136	3,201	(4,045)	281,334

Operating income	—	(24,191)	60,285	627	—	36,721
Interest expense	—	16,548	351	10	(350)	16,559
Interest Income	—	(488)	—	—	350	(138)
Equity in the earnings of investees & rental income	—	(577)	(795)	—	—	(1,372)

Income (loss) before provision (benefit) for corporate income taxes	—	(39,674)	60,729	617	—	21,672
Provision (benefit) for corporate income taxes	—	(17,766)	27,296	179	—	9,709

Income (loss) before equity earnings	—	(21,908)	33,433	438	—	11,963
Equity earnings from subsidiaries	—	33,871	—	—	(33,871)	—
Loss on discontinued operations, net of income tax benefit of $551	—	(767)	(767)	—	767	(767)
Cumulative effect of a change in accounting principles, net of income tax benefit of $812	—	(689)	(689)	—	689	(689)

Net income (loss)	$—	$10,507	$31,977	$438	$(32,415)	$10,507

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For Twelve months ended December 31, 2003

				Non-
	TSI		Subsidiary	Guarantor
	Holdings	TSI	Guarantors	Subsidiaries	Eliminations	Consolidated

	(All figures in $’000s)
Revenues:
Club operations	$—	$427	$330,627	$4,611	$—	$335,665
Fees and Other		3,376	6,306	—	(4,175)	5,507

	—	3,803	336,933	4,611	(4,175)	341,172

Operating expenses:
Payroll and related	—	21,439	107,364	1,782	—	130,585
Club operating	—	772	112,800	1,112	(3,615)	111,069
General and administrative	—	(123)	22,291	387	(560)	21,995
Depreciation and amortization	—	3,890	30,661	376	—	34,927

	—	25,978	273,116	3,657	(4,175)	298,576

Operating Income	—	(22,175)	63,817	954	—	42,596
Loss of extinguishment of debt	—	7,773	—	—	—	7,773
Interest expense	—	23,891	130	(1)	(350)	23,670
Interest Income	—	(794)	—	—	350	(444)
Equity in the earnings of investees and rental income	—	(614)	(755)	—	—	(1,369)

Income (loss) before provision (benefit) for corporate income taxes	—	(52,431)	64,442	955	—	12,966
Provision (benefit) for corporate income taxes	—	(24,100)	29,401	236	—	5,537

Income (loss) before equity earnings	—	(28,331)	35,041	719	—	7,429
Equity earnings from subsidiaries	—	35,760	—	—	(35,760)	—

Net income (loss)	$—	$7,429	$35,041	$719	$(35,760)	$7,429

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For Twelve months ended December 31, 2004

				Non-
	TSI		Subsidiary	Guarantor
	Holdings	TSI	Guarantors	Subsidiaries	Eliminations	Consolidated

	(All figures in $’000s)
Revenues:
Club operations	$—	$19	$343,244	$4,912	$—	$348,175
Fees and Other	—	1,710	6,901	8	(3,763)	4,856

	—	1,729	350,145	4,920	(3,763)	353,031

Operating expenses:
Payroll and related	—	21,709	114,649	1,944	—	138,302
Club operating	—	1,368	117,546	1,136	(3,203)	116,847
General and administrative	50	609	24,210	410	(560)	24,719
Depreciation and amortization	—	3,994	32,478	397	—	36,869
Goodwill impairment	—	—	2,002	—	—	2,002

	50	27,680	290,885	3,887	(3,763)	318,739

Operating income (loss)	(50)	(25,951)	59,260	1,033	—	34,292
Interest expense	13,037	27,629	(969)	(4)	(350)	39,343
Interest income	(60)	(1,031)	(2)	—	350	(743)
Equity in the earnings of investees and rental income	—	(788)	(705)	—	—	(1,493)

Income (loss) before provision (benefit) for corporate income taxes	(13,027)	(51,761)	60,936	1,037	—	(2,815)
Provision (benefit) for corporate income taxes	(6,267)	(18,140)	25,250	247	—	1,090

Income (loss) before equity earnings	(6,760)	(33,621)	35,686	790	—	(3,905)
Equity earnings from Subsidiaries	2,855	36,476	—	—	(39,331)	—

Net income (loss)	$(3,905)	$2,855	$35,686	$790	$(39,331)	$(3,905)

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For Three months ended March 31, 2004 (Unaudited)

				Non-
	TSI		Subsidiary	Guarantor
	Holdings	TSI	Guarantors	Subsidiaries	Eliminations	Consolidated

	(All figures in $’000s)
Revenues:
Club operations	$—	$91	$83,986	$1,286	$—	$85,363
Fees and Other	—	326	1,281	—	(842)	765

	—	417	85,267	1,286	(842)	86,128

Operating expenses:
Payroll and related	—	6,112	29,678	468	—	36,258
Club operating	—	175	28,124	301	(702)	27,898
General and administrative	—	144	6,108	114	(140)	6,226
Depreciation and amortization	—	1,019	8,000	98	—	9,117
Goodwill impairment	—	—	2,002	—	—	2,002

	—	7,450	73,912	981	(842)	81,501

Operating income (loss)	—	(7,033)	11,355	305	—	4,627
Interest expense	2,209	6,663	28	—	(88)	8,812
Interest income	(57)	(205)	—	—	88	(174)
Equity in the earnings of investees and rental income	—	(154)	(182)	—	—	(336)

Income (loss) before provision (benefit) for corporate income taxes	(2,152)	(13,337)	11,509	305	—	(3,675)
Provision (benefit) for corporate income taxes	(947)	(5,868)	5,132	66	—	(1,617)
Equity earnings from Subsidiaries	(853)	6,616	—	—	(5,763)	—

Net income (loss)	$(2,058)	$(853)	$6,377	$239	$(5,763)	$(2,058)

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For Three months ended March 31, 2005 (Unaudited)

				Non-
	TSI		Subsidiary	Guarantor
	Holdings	TSI	Guarantors	Subsidiaries	Eliminations	Consolidated

	(All figures in $’000s)
Revenues:
Club operations	$—	$12	$91,861	$1,276	$—	$93,149
Fees and Other	—	146	1,699	—	(1,148)	697

	—	158	93,560	1,276	(1,148)	93,846

Operating expenses:
Payroll and related	—	5,442	30,479	475	—	36,396
Club operating	—	346	31,810	301	(1,008)	31,449
General and administrative	13	431	6,264	109	(140)	6,677
Depreciation and amortization	—	1,137	8,498	104	—	9,739

	13	7,356	77,051	989	(1,148)	84,261

Operating income (loss)	(13)	(7,198)	16,509	287	—	9,585
Interest expense	3,787	6,333	89	—	(90)	10,119
Interest income	(1)	(457)	(1)	—	90	(369)
Equity in the earnings of investees and rental income	—	(268)	(202)	—	—	(470)

Income (loss) before provision (benefit) for corporate income taxes	(3,799)	(12,806)	16,623	287	—	305
Provision (benefit) for corporate income taxes	(1,637)	(5,224)	6,906	81	—	126
Equity earnings from Subsidiaries	2,341	9,923	—	—	(12,264)	—

Net income (loss)	$179	$2,341	$9,717	$206	$(12,264)	$179

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For Twelve months ended December 31, 2002

				Non-
	TSI		Subsidiary	Guarantor
	Holdings	TSI	Guarantors	Subsidiaries	Eliminations	Consolidated

	(All figures in $’000s)
Cash flows from operating activities:
Net income	$—	$10,507	$31,977	$438	$(32,415)	$10,507

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	2,857	28,786	382	—	32,025
Goodwill impairment write-off and club closure costs	—	—	2,297	—	—	2,297
Compensation expense in connection with stock options	—	1,207	—	—	—	1,207
Noncash rental expense, net of noncash rental income	—	(78)	1,748	—	—	1,670
Amortization of debt issuance costs	—	1,928	—	—	—	1,928
Changes in operating assets and liabilities	—	(3,483)	8,301	306	—	5,124
Other		(32,061)	(742)	(32)	32,415	(420)

Total adjustments	—	(29,630)	40,390	656	32,415	43,831

Net cash provided by operating activities	—	(19,123)	72,367	1,094		54,338

Net cash used in investing activities	—	(3,128)	(40,338)	(249)	—	(43,715)

Net cash used in financing activities	—	23,636	(33,586)	(580)	—	(10,530)

Net Increase in cash and cash equivalents	—	1,385	(1,557)	265	—	93
Cash and cash equivalents at beginning of period	—	190	5,192	76	—	5,458

Cash and cash equivalents at end of period	$—	$1,575	$3,635	$341	$—	$5,551

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For Twelve months ended December 31, 2003

				Non-
	TSI		Subsidiary	Guarantor
	Holdings	TSI	Guarantors	Subsidiaries	Eliminations	Consolidated

	(All figures in $’000s)
Cash flows from operating activities:
Net income	$—	$7,429	$35,041	$719	$(35,760)	$7,429

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	3,890	30,661	376	—	34,927
Compensation expense in connection with stock options	—	198	—	—	—	198
Noncash rental expense, net of noncash rental income	—	(84)	1,734	—	—	1,650
Loss on extinguishment of debt	—	7,773	—	—	—	7,773
Amortization of debt issuance costs	—	1,627	—	—	—	1,627
Changes in operating assets and liabilities	—	4,011	1,166	66	—	5,243
Other	—	(36,277)	485	55	35,760	23

Total adjustments	—	(18,862)	34,046	497	35,760	51,441

Net cash provided by operating activities	—	(11,433)	69,087	1,216	—	58,870

Net cash used in investing activities	—	(4,288)	(38,737)	(326)	—	(43,351)

Net cash provided by financing activities	—	14,566	5,021	145	—	19,732

Net Increase in cash and cash equivalents	—	(1,155)	35,371	1,035	—	35,251
Cash and cash equivalents at beginning of period	—	1,575	3,635	341	—	5,551

Cash and cash equivalents at end of period	$—	$420	$39,006	$1,376	$—	$40,802

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For Twelve months ended December 31, 2004

				Non-
	TSI		Subsidiary	Guarantor
	Holdings	TSI	Guarantors	Subsidiaries	Eliminations	Consolidated

	(All figures in $’000s)
Cash flows from operating activities:
Net income	$(3,905)	$2,855	$35,686	$790	$(39,331)	$(3,905)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	3,994	32,478	397	—	36,869
Goodwill impairment write-off	—	—	2,002	—	—	2,002
Fixed Asset impairment charges	—	406	—	—	—	406
Compensation expense in connection with stock options	—	64	—	—	—	64
Noncash rental expense, net of noncash rental income	—	(99)	624	—	—	525
Noncash interest expense	12,758	—	—	—	—	12,758
Amortization of debt issuance costs	272	1,312	—	—	—	1,584
Changes in operating assets and liabilities	(7,340)	9,412	4,270	(69)	—	6,273
Other	(2,885)	(37,590)	1,552	141	39,331	549

Total adjustments	2,805	(22,501)	40,926	469	39,331	61,030

Net cash provided by operating activities	(1,100)	(19,646)	76,612	1,259	—	57,125

Net cash used in investing activities	—	(3,800)	(36,731)	(155)	—	(40,686)

Net cash provided by financing activities	1,374	26,451	(27,560)	—	—	265

Net Increase in cash and cash equivalents	274	3,005	12,321	1,104	—	16,704
Cash and cash equivalents at beginning of period	—	420	39,006	1,376	—	40,802

Cash and cash equivalents at end of period	$274	$3,425	$51,327	$2,480	$—	$57,506

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For Three months ended March 31, 2004 (Unaudited)

				Non-
			Subsidiary	Guarantor
	TSI Holdings	TSI	Guarantors	Subsidiaries	Eliminations	Consolidated

	(All figures in $’000s)
Cash flows from operating activities:
Net income	$(2,058)	$(853)	$6,377	$239	$(5,763)	$(2,058)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	1,019	8,000	98	—	9,117
Goodwill impairment write-off	—	—	2,002	—	—	2,002
Compensation expense in connection with stock options	—	10	—	—	—	10
Noncash rental expense, net of noncash rental income	—	(23)	345	—	—	322
Noncash interest expense	2,137	—	—	—	—	2,137
Amortization of debt issuance costs	72	328	—	—	—	400
Changes in operating assets and liabilities	(2,112)	(4,847)	14,713	(69)	—	7,685
Other	853	(6,484)	2	(57)	5,763	77

Total adjustments	950	(9,997)	25,062	(28)	5,763	21,750

Net cash provided by operating activities	(1,108)	(10,850)	31,439	211	—	19,692

Net cash used in investing activities	—	(454)	(7,712)	(75)	—	(8,241)

Net cash provided by financing activities	2,390	11,379	(12,359)	—	—	1,410

Net Increase in cash and cash equivalents	1,282	75	11,368	136	—	12,861
Cash and cash equivalents at beginning of period	—	420	39,006	1,376	—	40,802

Cash and cash equivalents at end of period	$1,282	$495	$50,374	$1,512	$—	$53,663

TOWN SPORTS INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For Three months ended March 31, 2005 (Unaudited)

				Non-
			Subsidiary	Guarantor
	TSI Holdings	TSI	Guarantors	Subsidiaries	Eliminations	Consolidated

	(All figures in $’000s)
Cash flows from operating activities:
Net income	$179	$2,341	$9,717	$206	$(12,264)	$179

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	1,137	8,498	104	—	9,739
Compensation expense in connection with stock options	—	15	—	—	—	15
Noncash rental expense, net of noncash rental income	—	(40)	230	—	—	190
Noncash interest expense	3,707	—	—	—	—	3,707
Amortization of debt issuance costs	80	328	—	—	—	408
Changes in operating assets and liabilities	(1,624)	3,336	8,979	(370)	(1)	10,320
Other	(2,350)	(9,465)	22	(179)	12,265	293

Total adjustments	(187)	(4,689)	17,729	(445)	12,264	24,672

Net cash provided by operating activities	(8)	(2,348)	27,446	(239)	—	24,851

Net cash used in investing activities	—	(468)	(9,832)	110	—	(10,190)

Net cash provided by financing activities	(27)	(280)	(82)	—	—	(389)

Net Increase in cash and cash equivalents	(35)	(3,096)	17,532	(129)	—	14,272
Cash and cash equivalents at beginning of period	274	3,425	51,327	2,480	—	57,506

Cash and cash equivalents at end of period	$239	$329	$68,859	$2,351	$—	$71,778

KALORAMA SPORTS MANAGEMENT ASSOCIATES
AND SUBSIDIARY
December 31, 2004, 2003 and 2002

SQUIRE, LEMKIN + O’BRIEN LLP
CERTIFIED PUBLIC ACCOUNTANTS
111 ROCKVILLE PIKE
SUITE 475
JOHN T SQUIRE CPA	ROCKVILLE MARYLAND 20850
SUSAN A LEMKIN CPA	301 424 6800 TELEPHONE
TIMOTHY M O’BRIEN CPA	301 424 6892 FACSIMILE
CHRISTOPHER J MATHEWS CPA	EMAIL SUPPORT@MYCPAS.COM
JAN SEALOVER CPA	WWW.MYCPAS.COM
INDEPENDENT AUDITORS’ REPORT
Partners
Kalorama Sports Management Associates
Washington, D.C.
      We have audited the accompanying consolidated balance sheets of Kalorama Sports Management Associates (A Limited Partnership) and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income and expenses, partners’ capital, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kalorama Sports Management Associates and Subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
(SQUIRE, LEMKIN + O’BRIEN LLP)
Rockville, Maryland
January 28, 2005

KALORAMA SPORTS MANAGEMENT ASSOCIATES
AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31,

	2004	2003

ASSETS
CURRENT ASSETS:
Accounts receivable	$163,482	$52,138
Inventory	4,139	2,498
Prepaid expenses and other	32,432	38,388
Deposits and other	19,766	—

TOTAL CURRENT ASSETS	$219,819	$93,024

PROPERTY, PLANT AND EQUIPMENT	$255,467	$517,075

OTHER ASSETS:
Prepaid rent	$11,395	$11,395
Deferred member costs	98,900	131,958
Deposits and other deferred charges	92,130	96,294

TOTAL OTHER ASSETS	$202,425	$239,647

TOTAL ASSETS	$677,711	$849,746

LIABILITIES AND PARTNERS’ CAPITAL
CURRENT LIABILITIES:
Bank overdraft	$9,449	$23,383
Accounts payable and accrued expenses	259,276	266,187
Deferred revenue	193,979	185,296
Deferred lease benefit	20,781	70,531

TOTAL CURRENT LIABILITIES	$483,485	$545,397

OTHER LIABILITIES:
Deferred revenue	$31,621	$29,705
Deferred lease benefit	—	20,774

TOTAL OTHER LIABILITIES	$31,621	$50,479

TOTAL LIABILITIES	$515,106	$595,876
COMMITMENTS AND CONTINGENCIES
PARTNERS’ CAPITAL	162,605	253,870

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$677,711	$849,746

The accompanying notes are an integral part of these financial statements.

KALORAMA SPORTS MANAGEMENT ASSOCIATES
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME AND EXPENSES

	For the Years Ended December 31,

	2004	2003	2002

INCOME:
Membership and facility fees	$3,527,462	$3,634,208	$3,527,250
Pro shop sales and other	14,603	22,739	21,909

TOTAL INCOME	$3,542,065	$3,656,947	$3,549,159

EXPENSES:
Personnel and related costs	$794,533	$856,443	$814,071
Occupancy	409,602	383,453	381,757
Subsidiary rent accrual	—	—	(202,533)
Other operating expenses	471,117	447,879	427,846
Depreciation and amortization	318,968	323,324	326,000
Cost of sales — pro shop	2,718	11,816	11,768

TOTAL EXPENSES	$1,996,938	$2,022,915	$1,758,909

INCOME FROM OPERATIONS	$1,545,127	$1,634,032	$1,790,250

OTHER INCOME (EXPENSES):
Interest and other income	$17,697	$3,748	$4,101
Interest expense	—	—	(1,751)
State income taxes	(104,089)	(111,284)	(107,699)

TOTAL OTHER INCOME (EXPENSES)	$(86,392)	$(107,536)	$(105,349)

NET INCOME	$1,458,735	$1,526,496	$1,684,901

The accompanying notes are an integral part of these financial statements.

KALORAMA SPORTS MANAGEMENT ASSOCIATES
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL
For the Years Ended December 31, 2004, 2003 AND 2002

				General
				Partners and
		Class I	Class II	Class III
		Limited	Limited	Limited
	Totals	Partners	Partners	Partners

BALANCE DECEMBER 31, 2001	$242,473	$(10,414)	$343,711	$(90,824)
NET INCOME	1,684,901	190,990	290,235	1,203,676
DISTRIBUTIONS	(1,500,000)	(172,500)	(262,500)	(1,065,000)

BALANCE DECEMBER 31, 2002	$427,374	$8,076	$371,446	$47,852
NET INCOME	1,526,496	175,150	266,474	1,084,872
DISTRIBUTIONS	(1,700,000)	(192,500)	(292,500)	(1,215,000)

BALANCE DECEMBER 31, 2003	$253,870	$(9,274)	$345,420	$(82,276)
NET INCOME	1,458,735	168,374	256,310	1,034,051
DISTRIBUTIONS	(1,550,000)	(177,500)	(270,000)	(1,102,500)

BALANCE DECEMBER 31, 2004	$162,605	$(18,400)	$331,730	$(150,725)

The accompanying notes are an integral part of these financial statements.

KALORAMA SPORTS MANAGEMENT ASSOCIATES
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Cash received from members and guests	$3,480,472	$3,689,664	$3,529,208
Cash paid to suppliers and employees	(1,757,470)	(1,769,738)	(1,722,556)
Interest received	1,004	2,748	4,101
Interest paid	—	—	(1,751)
Income taxes paid	(102,209)	(139,133)	(127,224)

NET CASH PROVIDED BY OPERATING ACTIVITIES	$1,621,797	$1,783,541	$1,681,778

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	$(63,204)	$(103,552)	$(183,883)
Proceeds from sale of fixed assets	5,341	—	—

NET CASH USED IN INVESTING ACTIVITIES	$(57,863)	$(103,552)	$(183,883)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments of long-term debt borrowings	$—	$—	$(47,864)
Distributions to partners	(1,550,000)	(1,700,000)	(1,500,000)
Change in bank overdraft	(13,934)	20,011	3,372

NET CASH USED IN FINANCING ACTIVITIES	$(1,563,934)	$(1,679,989)	$(1,544,492)

NET INCREASE (DECREASE) IN CASH	$—	$—	$(46,597)
CASH, BEGINNING OF YEAR	—	—	46,597

CASH, END OF YEAR	$—	$—	$—

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Net income	$1,458,735	$1,526,496	$1,684,901
Adjustments:
Depreciation and amortization	318,968	323,324	326,000
Loss on disposal of assets	503	—	3,468
Changes in assets and liabilities:
Accounts receivable	(111,344)	21,198	(21,321)
Inventory, prepaid expenses and other	4,315	(25,156)	(5,045)
Deposits and other deferred charges	(15,602)	—	(586)
Deferred member costs	33,058	10,519	1,370
Accounts payable and accrued expenses	(6,911)	30,458	(172,595)
Deferred liabilities	(59,925)	(103,298)	(134,414)

NET CASH PROVIDED BY OPERATING ACTIVITIES	$1,621,797	$1,783,541	$1,681,778

The accompanying notes are an integral part of these financial statements.

KALORAMA SPORTS MANAGEMENT ASSOCIATES
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

Note 1.	Organization and Significant Accounting Policies
      Organization — Kalorama Sports Management Associates (the Partnership) was organized as a limited partnership during the years 1989 and 1990 for the purpose of operating a multi-recreational health and fitness facility in Washington, D.C. Operations of the facility commenced in February 1991.
      The capital structure of the Partnership consists of General Partners, Class I Limited Partners, Class II Limited Partners, and Class III Limited Partners. The General Partners have exclusive charge and control over the management and operation of the business and property of the Partnership.
      The Partnership owns a substantial and controlling interest in its subsidiary Kalorama Down Under, LLC (a limited liability company). This subsidiary was formed to build and own a health and fitness club. As of December 31, 2004 this club had not been constructed and management was negotiating to terminate or restructure its lease at that site (Note 5).
      Principles of Consolidation — The consolidated financial statements include the accounts of the Partnership and its subsidiary. All material intercompany accounts and transactions have been eliminated.
      Accounting Method — The Partnership uses the accrual method of accounting for both financial and income tax reporting purposes. Under this method, revenue is recognized when earned and expenses are recognized when incurred.
      Cash and Cash Equivalents — For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.
      Accounts Receivable — Accounts receivable are net of an allowance for uncollectible accounts. The allowance for uncollectible accounts at December 31, 2004 and 2003 was $19,259 and $3,568 respectively.
      Inventory — The inventory of athletic equipment and supplies is valued at the lower of cost or market value, using the first-in, first-out (FIFO) method.
      Property, Plant and Equipment — The operational facility is located at 1825 and 1875 Connecticut Avenue, N.W., Washington, D.C. and is housed in leased premises (Note 5) which have been renovated. The leasehold improvements are recorded at cost of construction and are being amortized over the lease term. The equipment and fixtures are recorded at cost and are being depreciated using accelerated methods over predetermined lives of five to seven years.
      Revenue Recognition — In addition to monthly dues, the Partnership receives a one-time initiation fee, and, in certain cases, an annual fee from its members. The initiation fees are recognized on a pro rata basis over a two-year period commencing concurrently with the start of the membership period, as are the related costs. The annual fees are recognized on a pro rata basis over a twelve-month period commencing concurrently with the start of the membership period. In this connection, the Partnership is required to maintain a $50,000 surety bond pursuant to District of Columbia law. Such surety bond is guaranteed by the General Partners.
      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

KALORAMA SPORTS MANAGEMENT ASSOCIATES
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Reclassifications — Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform to the presentation in the current-year financial statements.

Note 2.	Concentration of Credit Risk
      Financial instruments which potentially subject the Partnership to concentrations of credit risk include cash deposits with commercial banks. The Partnership’s cash management policies limit its exposure to concentrations of credit risk by maintaining cash accounts at financial institutions whose deposits are insured by the Federal Deposit Insurance Corporation (FDIC). Cash deposits may, however, exceed the FDIC insurable limits of $100,000 at times throughout the year. Management does not consider this a significant concentration of credit risk.

Note 3.	Property, Plant and Equipment
      Fixed assets consist of the following:

	December 31,

	2004	2003

Leasehold improvements	$1,777,492	$1,768,886
Equipment and fixtures	953,931	914,731

Totals	$2,731,423	$2,683,617
Less: Accumulated depreciation and amortization	2,475,956	2,166,542

Totals	$255,467	$517,075

      Depreciation and amortization expense was $318,968, $323,324 and $326,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 4.	Income Taxes
      Pursuant to the Internal Revenue Code, all income and losses generated by the Partnership flow directly to the Partners and are reported separately on each partner’s individual income tax return. Accordingly, no provision for federal income taxes has been provided. The District of Columbia requires the filing of an Unincorporated Business Franchise Tax Return, which assesses tax on the taxable income earned in its jurisdiction. The 2004, 2003 and 2002 provisions for Unincorporated Business Franchise Taxes of $104,089, $111,284 and $107,699 have been included in the accompanying financial statements. Because of timing differences in depreciation and the recognition of deferred lease benefits and recognition for tax purposes of certain items deferred for financial reporting purposes, the Partnership has accumulated a deferred tax benefit. The deferred tax benefit of approximately $63,000 is included in the accompanying balance sheets under other assets.
      Rent concessions granted to the Partnership as described in Note 5 are being recognized for financial statement purposes over the life of the sublease. For income tax purposes, rent expense will be recognized as payments are made under the payment schedule contained in the sublease agreement.

Note 5.	Commitments and Contingencies
      The Partnership operates under a long-term sublease agreement for its facility. The sublease agreement was modified during 1996 to provide the Partnership with 11,600 square feet of additional space adjacent to the original space. The sublease expired on April 18, 2005, with an option to extend at market rates.

KALORAMA SPORTS MANAGEMENT ASSOCIATES
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The terms of the original sublease provided the Partnership with rent abatement of 22 months rent and a payment schedule providing certain payment concessions in the early years of the sublease. The terms of the modified sublease also provide the Partnership with rent abatement of 18 months on the additional space. The rent abatement and payment concessions are being amortized on a straight-line basis over the term of the sublease. The Partnership bears the cost of its proportionate share of all utility charges imposed upon the building.
      On September 30,1998, the Partnership entered into an amendment to the sublease agreement which provides for the lease to the Partnership of an additional 2,315 square feet of space. The rental of this additional space commenced May 1, 1999, and it ran through April 18, 2005. Monthly rent under the terms of this amendment was $2,411 for the period May 1, 1999 through March 31, 2002. Thereafter, monthly rent is $2,894. In addition to the rent, the Partnership will pay $579 per month for common area maintenance and real estate taxes associated with this space.
      In early 2004, management of the Partnership notified the landlord of its intention to renew the sublease agreements. In November 2004, management signed a letter of intent provided by the landlord outlining terms of new leases for existing and expanded space, and was planning major renovations of the partnership facilities.
      During 1994 the Partnership’s subsidiary, Kalorama Down Under, LLC, entered into a sublease agreement for 14,000 square feet of space at Dupont Circle in Washington, D.C.
      The sublease commenced July 1, 1995. The terms of the sublease provided for scheduled rent increases which resulted in a deferred lease benefit. This benefit was to be amortized over the life of the sublease. In addition to monthly rentals, the sublease required the payment of utility charges, and it also provided for two five-year renewal options, not to exceed the underlying lease expiration date of October 24, 2013. During 1997, because of problems of the developer in completing improvements and delivering the leased space, the construction costs associated with the space, which totaled $105,459, were charged to earnings since it was anticipated the space would never be occupied. At that time, a determination was made to begin negotiations regarding the early termination or possible restructuring of this lease.
      As a result of the continuing difficulties of the developer, during the year ended December 31, 2000, Kalorama Down Under, LLC ceased making payments of rent in anticipation of final negotiations of a settlement. In 2002, it adjusted its accrued lease liability to $150,000 representing its estimate of any amount which might be due.
      At December 31, 2004, future minimum annual rents under subleases for the operating facility are as follows, exclusive of Kalorama Down Under’s liability described in the preceding paragraph:

Year	Amount

2005	$102,939

Total	$102,939

      Rent expense, including common area maintenance, was $299,639, $286,844 and $92,765 for the years ended December 31, 2004, 2003 and 2002, respectively, net of amortization of the deferred lease benefit of $70,524, $70,524 and $69,085, and the downward adjustment of Kalorama Down Under’s rent liability by $202,533 in 2002.

KALORAMA SPORTS MANAGEMENT ASSOCIATES
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6.	Related Party Transactions
      Kalorama Sports Management Associates is primarily owned by LEL, Inc., TSI Dupont Circle, Inc. and various partners of Capitol Hill Squash Club Associates Limited Partnership (CHSC). TSI Dupont Circle, Inc. is a subsidiary of Town Sports International, Inc. which is a limited partner of CHSC through a subsidiary, TSI Washington, Inc. Paul London is owner of LEL, Inc. and is a limited partner of CHSC and the owner of PL, Inc., the general partner of CHSC.
      As of December 31, 2004 and 2003 the Partnership had outstanding net receivables (payables) from related parties of $99,916 and ($46,950). These amounts arise from the allocation of certain costs among clubs operating in the Washington, D.C. area that are managed, affiliated with, or owned by Town Sports International, Inc. The centralization of certain management functions is aimed at achieving economies of scale.

Note 7.	Partners’ Allocations
      Partnership net income and distributions are allocated as follows: the first $150,000 is allocated twenty-five percent to Class I Limited Partners, forty percent to Class II Limited Partners, and thirty-five percent to General and Class III Limited Partners. Any amounts above $150,000 are allocated ten percent to Class I Limited Partners, fifteen percent to Class II Limited Partners, and seventy-five percent to General and Class III Limited Partners in proportion to their respective percentage of partnership interest.

      Until                      (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered.

Amount to
be Paid

SEC registration fee	$20,304
NASD filing fee	17,750
NASDAQ National Market listing fee	*
Legal fees and expenses	*
Accounting fees and expenses	*
Printing and engraving expenses	*
Blue Sky fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*
Total	*

$ *

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers
      The registrant’s amended and restated certificate of incorporation in effect as of the date hereof and the registrant’s certificate of incorporation to be in effect upon the closing of this offering (the “Certificate”) provide that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the “DGCL”), the registrant’s directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant that is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for any breach of the director’s duty of loyalty to the registrant or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The registrant intends to obtain liability insurance for its officers and directors.
      Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant shall, to the fullest extent permitted by the DGCL, fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was, or has agreed to become, a director or officer of the registrant, or is or was serving at the request of the registrant as a director, officer or trustee of or, in a similar capacity with, another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of such person in connection with such action, suit or proceeding and any appeal therefrom.
      The registrant intends to enter into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in the Certificate. The registrant believes that these agreements are necessary to attract and retain qualified directors and executive officers.
      At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate or the aforementioned indemnification agreements. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15.	Recent Sales of Unregistered Securities
      In 2002, TSI, Inc. issued 71,630 shares of common stock upon the exercise of warrants.
      In January 2003, an executive officer of TSI, Inc. exercised 9,530 Series B options at an exercise price of $10 per share, and the underlying shares were concurrently repurchased by TSI, Inc. In February 2003, certain executive officers of TSI, Inc. exercised options to purchase 148,775 shares of Series B preferred stock, by forfeiting an aggregate of 42,508 shares to acquire an aggregate net of 106,267 shares.
      On January 26, 2004, TSI, Inc. issued 71,631 shares of common stock upon the exercise of warrants.
      On February 4, 2004 TSI, Inc. and affiliates and TSI Holdings, a newly formed company, entered into a restructuring agreement. In connection with this restructuring, the holders of TSI, Inc.’s Series A Preferred Stock, Series B Preferred Stock and Class A Common stock contributed their shares of TSI, Inc. to TSI Holdings for an equal amount of newly issued shares of the same form in TSI Holdings. Immediately following this exchange TSI Holdings contributed to TSI, Inc. the certificates representing all of TSI, Inc.’s shares contributed in the aforementioned exchange and in return TSI, Inc. issued 1,000 shares of common stock to TSI Holdings, and cancelled on its books and records the certificate representing TSI, Inc.’s shares contributed to it by TSI Holdings.
      On March 12, 2004, TSI Holdings issued 65,536 shares of common stock options upon the exercise of stock options. TSI Holdings received $539 in cash related to these exercises.
      All issuances were made under the exemption from registration provided by Section 4(2) of the Securities Act, because they did not involve any public offering.

Item 16.	Exhibits and Financial Statement Schedules
      (a) Exhibits.

Exhibit Number		Description of Exhibit

1	.1*	Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of Town Sports International Holdings, Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form S-4, File. No. 333-114210 (the “S-4 Registration Statement”))
3	.2*	Form of Certificate of Incorporation to be in effect upon closing of this offering
3.3		Bylaws of Town Sports International Holdings, Inc. (incorporated by reference to Exhibit 3.3 of the S-4 Registration Statement)

Exhibit Number		Description of Exhibit

3	.4*	Form of Bylaws to be in effect upon closing of this offering
4.1		Indenture dated as of February 4, 2004 by and among Town Sports International Holdings, Inc. and The Bank of New York (incorporated by reference to Exhibit 4.1 of the S-4 Registration Statement)
4.2		Registration Rights Agreement, dated as of February 4, 2004, by and between Town Sports International Holdings, Inc. and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.3 of the S-4 Registration Statement)
4	.3*	Form of Common Stock Certificate
4.4		See Exhibits 3.1 and 3.2 for provisions defining the rights of holders of common stock
5	.1*	Opinion of Proskauer Rose LLP
10.1		Credit Agreement dated as of April 16, 2003 by and among Town Sports International, Inc., the financial institutions referred to therein and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-4 of Town Sports International, Inc., File No. 333-82607)
10.2		First Amendment, dated as of January 27, 2004, to the Credit Agreement by and among Town Sports International, Inc., the financial institutions referred to therein and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.2 of the S-4 Registration Statement)
10.3		Restructuring Agreement, dated as of February 4, 2004, by and among Town Sports International, Inc., Town Sports International Holdings, Inc., Bruckmann, Rosser, Sherrill & Co., L.P., the individuals and entities listed on the BRS Co-Investor Signature Pages thereto, Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., RR Capital Partners, L.P., and Farallon Capital Institutional Partners II, L.P., Canterbury Detroit Partners, L.P., Canterbury Mezzanine Capital, L.P., Rosewood Capital, L.P., Rosewood Capital IV, L.P., Rosewood Capital IV Associates, L.P., CapitalSource Holdings LLC, Keith E. Alessi, Paul N. Arnold, and certain stockholders of the Company listed on the Executive Signature Pages thereto (incorporated by reference to Exhibit 10.3 of the S-4 Registration Statement)
10.4		Stockholders Agreement, dated as of February 4, 2004, by and among Town Sports International Holdings, Inc., Town Sports International, Inc., Bruckmann, Rosser, Sherrill & Co., L.P. the individuals and entities listed on the BRS Co-Investor Signature Pages thereto, Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., RR Capital Partners, L.P., and Farallon Capital Institutional Partners II, L.P., Canterbury Detroit Partners, L.P., Canterbury Mezzanine Capital, L.P., Rosewood Capital, L.P., Rosewood Capital IV, L.P., Rosewood Capital IV Associates, L.P., CapitalSource Holdings LLC, Keith E. Alessi, Paul N. Arnold, and certain stockholders of the Company listed on the Executive Signature Pages thereto (incorporated by reference to Exhibit 10.4 of the S-4 Registration Statement)
10.5		Registration Rights Agreement, dated as of February 4, 2004, by and among Town Sports International Holdings, Inc., Town Sports International, Inc., Bruckmann, Rosser, Sherrill & Co., L.P., the individuals and entities listed on the BRS Co-Investor Signature Pages thereto, Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., RR Capital Partners, L.P., and Farallon Capital Institutional Partners II, L.P., Canterbury Detroit Partners, L.P., Canterbury Mezzanine Capital, L.P., Rosewood Capital, L.P., Rosewood Capital IV, L.P., Rosewood Capital IV Associates, L.P., CapitalSource Holdings LLC, Keith E. Alessi, Paul N. Arnold, and certain stockholders of the Company listed on the Executive Signature Pages thereto (incorporated by reference to Exhibit 10.5 of the S-4 Registration Statement)
10.6		Tax Sharing Agreement, dated as of February 4, 2004, by and among Town Sports International Holdings, Inc., Town Sports International, Inc., and the other signatories thereto (incorporated by reference to Exhibit 10.6 of the S-4 Registration Statement)
10.7		2004 Common Stock Option Plan (incorporated by reference to Exhibit 10.7 of the S-4 Registration Statement)

Exhibit Number		Description of Exhibit

10.8		Pledge Agreement, dated as of February 4, 2004, between Town Sports International Holdings, Inc. and Deutsche Bank Trust Company Americas, as collateral agent, for the benefit of the Secured Creditors (as defined therein) (incorporated by reference to Exhibit 10.8 of the S-4 Registration Statement)
10.9		Security Agreement, dated as of February 4, 2004, made by Town Sports International Holdings, Inc., in favor of Deutsche Bank Trust Company Americas, as collateral agent, for the benefit of the Secured Creditors (as defined therein) (incorporated by reference to Exhibit 10.9 of the S-4 Registration Statement)
10.10		Holdco Guaranty, dated as of February 4, 2004, made by Town Sports International Holdings, Inc (incorporated by reference to Exhibit 10.10 of the S-4 Registration Statement)
10.11		Professional Services Agreement, dated as of December 10, 1996, by and among TSI, Inc. and Bruckmann, Rosser, Sherrill & Co., L.P. (“BRS”) (incorporated by reference to Exhibit 10.11 of the S-4 Registration Statement)
10.12		First Amendment to Professional Services Agreement, dated June 1, 2004, by and between Town Sports International Inc., and Bruckmann, Rosser, Sherrill and Co. (incorporated by reference to Exhibit 10.12 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004)
10.13		2003 Executive Stock Agreement, dated July 23, 2003, among TSI, Inc., BRS, the Farallon Entities and Randall C. Stephen (incorporated by reference to Exhibit 10.12 of the S-4 Registration Statement)
10.14		Executive Stock Agreement, dated as of December 10, 1996, between TSI, Inc., BRS, the Farallon Entities and Mark N. Smith (incorporated by reference to Exhibit 10.13 of the S-4 Registration Statement)
10.15		Executive Stock Agreement, dated as of December 10, 1996, between TSI, Inc., BRS, the Farallon Entities and Robert J. Giardina (incorporated by reference to Exhibit 10.14 of the S-4 Registration Statement)
10.16		Executive Stock Agreement, dated as of December 10, 1996, between TSI, Inc., BRS, the Farallon Entities and Richard G. Pyle (incorporated by reference to Exhibit 10.15 of the S-4 Registration Statement)
10.17		Executive Stock Agreement, dated as of December 10, 1996, between TSI, Inc., BRS, the Farallon Entities and Alexander A. Alimanestianu (incorporated by reference to Exhibit 10.16 of the S-4 Registration Statement)
10.18		Purchase Agreement dated as of January 28, 2004 by and among Town Sports International Holdings, Inc. and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 10.17 of the S-4 Registration Statement)
10	.19*	Form of Director and Officer Indemnification Agreement
21	*	Subsidiaries
23	.1**	Consent of PricewaterhouseCoopers LLP
23	.2**	Consent of Squire, Lemkin + O’Brien LLP
23	.3*	Consent of Proskauer Rose LLP (contained in the opinion filed as Exhibit Number 5.1 to this registration statement)
24	.1**	Powers of Attorney (contained on the signature page to this registration statement)

*	To be filed by amendment.

**	Filed herewith.

(b)	Financial Statement Schedules. None.

Item 17.	Undertakings
      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:
      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.
      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 6th day of July, 2005.

TOWN SPORTS INTERNATIONAL
HOLDINGS, INC.

By:	/s/ ROBERT J. GIARDINA

Robert J. Giardina
Chief Executive Officer
POWER OF ATTORNEY
      We, the undersigned directors and/or officers of Town Sports International Holdings, Inc. (the “Company”), hereby severally constitute and appoint Robert J. Giardina and Richard G. Pyle, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 6, 2005.

Signature	Title

/s/ MARK N. SMITH Mark N. Smith	Chairman and Director

/s/ ROBERT J. GIARDINA Robert J. Giardina	Chief Executive Officer, Office of the President (Principal Executive Officer)

/s/ RICHARD G. PYLE Richard G. Pyle	Chief Financial Officer, Office of the President (Principal Financial and Accounting Officer)

/s/ KEITH E. ALESSI Keith E. Alessi	Director

/s/ PAUL N. ARNOLD Paul N. Arnold	Director

Signature	Title

Bruce C. Bruckmann	Director

/s/ J. RICE EDMONDS J. Rice Edmonds	Director

/s/ JASON M. FISH Jason M. Fish	Director

INDEX TO EXHIBITS

Exhibit Number		Description of Exhibit

1	.1*	Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of Town Sports International Holdings, Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form S-4, File. No. 333-114210 (the “S-4 Registration Statement”))
3	.2*	Form of Certificate of Incorporation to be in effect upon closing of this offering
3.3		Bylaws of Town Sports International Holdings, Inc. (incorporated by reference to Exhibit 3.3 of the S-4 Registration Statement)
3	.4*	Form of Bylaws to be in effect upon closing of this offering
4.1		Indenture dated as of February 4, 2004 by and among Town Sports International Holdings, Inc. and The Bank of New York (incorporated by reference to Exhibit 4.1 of the S-4 Registration Statement)
4.2		Registration Rights Agreement, dated as of February 4, 2004, by and between Town Sports International Holdings, Inc. and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.3 of the S-4 Registration Statement)
4	.3*	Form of Common Stock Certificate
4.4		See Exhibits 3.1 and 3.2 for provisions defining the rights of holders of common stock
5	.1*	Opinion of Proskauer Rose LLP
10.1		Credit Agreement dated as of April 16, 2003 by and among Town Sports International, Inc., the financial institutions referred to therein and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-4 of Town Sports International, Inc., File No. 333-82607)
10.2		First Amendment, dated as of January 27, 2004, to the Credit Agreement by and among Town Sports International, Inc., the financial institutions referred to therein and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.2 of the S-4 Registration Statement)
10.3		Restructuring Agreement, dated as of February 4, 2004, by and among Town Sports International, Inc., Town Sports International Holdings, Inc., Bruckmann, Rosser, Sherrill & Co., L.P., the individuals and entities listed on the BRS Co-Investor Signature Pages thereto, Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., RR Capital Partners, L.P., and Farallon Capital Institutional Partners II, L.P., Canterbury Detroit Partners, L.P., Canterbury Mezzanine Capital, L.P., Rosewood Capital, L.P., Rosewood Capital IV, L.P., Rosewood Capital IV Associates, L.P., CapitalSource Holdings LLC, Keith E. Alessi, Paul N. Arnold, and certain stockholders of the Company listed on the Executive Signature Pages thereto (incorporated by reference to Exhibit 10.3 of the S-4 Registration Statement)
10.4		Stockholders Agreement, dated as of February 4, 2004, by and among Town Sports International Holdings, Inc., Town Sports International, Inc., Bruckmann, Rosser, Sherrill & Co., L.P. the individuals and entities listed on the BRS Co-Investor Signature Pages thereto, Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., RR Capital Partners, L.P., and Farallon Capital Institutional Partners II, L.P., Canterbury Detroit Partners, L.P., Canterbury Mezzanine Capital, L.P., Rosewood Capital, L.P., Rosewood Capital IV, L.P., Rosewood Capital IV Associates, L.P., CapitalSource Holdings LLC, Keith E. Alessi, Paul N. Arnold, and certain stockholders of the Company listed on the Executive Signature Pages thereto (incorporated by reference to Exhibit 10.4 of the S-4 Registration Statement)

Exhibit Number		Description of Exhibit

10.5		Registration Rights Agreement, dated as of February 4, 2004, by and among Town Sports International Holdings, Inc., Town Sports International, Inc., Bruckmann, Rosser, Sherrill & Co., L.P., the individuals and entities listed on the BRS Co-Investor Signature Pages thereto, Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., RR Capital Partners, L.P., and Farallon Capital Institutional Partners II, L.P., Canterbury Detroit Partners, L.P., Canterbury Mezzanine Capital, L.P., Rosewood Capital, L.P., Rosewood Capital IV, L.P., Rosewood Capital IV Associates, L.P., CapitalSource Holdings LLC, Keith E. Alessi, Paul N. Arnold, and certain stockholders of the Company listed on the Executive Signature Pages thereto (incorporated by reference to Exhibit 10.5 of the S-4 Registration Statement)
10.6		Tax Sharing Agreement, dated as of February 4, 2004, by and among Town Sports International Holdings, Inc., Town Sports International, Inc., and the other signatories thereto (incorporated by reference to Exhibit 10.6 of the S-4 Registration Statement)
10.7		2004 Common Stock Option Plan (incorporated by reference to Exhibit 10.7 of the S-4 Registration Statement)
10.8		Pledge Agreement, dated as of February 4, 2004, between Town Sports International Holdings, Inc. and Deutsche Bank Trust Company Americas, as collateral agent, for the benefit of the Secured Creditors (as defined therein) (incorporated by reference to Exhibit 10.8 of the S-4 Registration Statement)
10.9		Security Agreement, dated as of February 4, 2004, made by Town Sports International Holdings, Inc., in favor of Deutsche Bank Trust Company Americas, as collateral agent, for the benefit of the Secured Creditors (as defined therein) (incorporated by reference to Exhibit 10.9 of the S-4 Registration Statement)
10.10		Holdco Guaranty, dated as of February 4, 2004, made by Town Sports International Holdings, Inc (incorporated by reference to Exhibit 10.10 of the S-4 Registration Statement)
10.11		Professional Services Agreement, dated as of December 10, 1996, by and among TSI, Inc. and Bruckmann, Rosser, Sherrill & Co., L.P. (“BRS”) (incorporated by reference to Exhibit 10.11 of the S-4 Registration Statement)
10.12		First Amendment to Professional Services Agreement, dated June 1, 2004, by and between Town Sports International Inc., and Bruckmann, Rosser, Sherrill and Co. (incorporated by reference to Exhibit 10.12 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004)
10.13		2003 Executive Stock Agreement, dated July 23, 2003, among TSI, Inc., BRS, the Farallon Entities and Randall C. Stephen (incorporated by reference to Exhibit 10.12 of the S-4 Registration Statement)
10.14		Executive Stock Agreement, dated as of December 10, 1996, between TSI, Inc., BRS, the Farallon Entities and Mark N. Smith (incorporated by reference to Exhibit 10.13 of the S-4 Registration Statement)
10.15		Executive Stock Agreement, dated as of December 10, 1996, between TSI, Inc., BRS, the Farallon Entities and Robert J. Giardina (incorporated by reference to Exhibit 10.14 of the S-4 Registration Statement)
10.16		Executive Stock Agreement, dated as of December 10, 1996, between TSI, Inc., BRS, the Farallon Entities and Richard G. Pyle (incorporated by reference to Exhibit 10.15 of the S-4 Registration Statement)
10.17		Executive Stock Agreement, dated as of December 10, 1996, between TSI, Inc., BRS, the Farallon Entities and Alexander A. Alimanestianu (incorporated by reference to Exhibit 10.16 of the S-4 Registration Statement)
10.18		Purchase Agreement dated as of January 28, 2004 by and among Town Sports International Holdings, Inc. and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 10.17 of the S-4 Registration Statement)
10	.19*	Form of Director and Officer Indemnification Agreement
21	*	Subsidiaries
23	.1**	Consent of PricewaterhouseCoopers LLP

Exhibit Number		Description of Exhibit

23	.2**	Consent of Squire, Lemkin + O’Brien LLP
23	.3*	Consent of Proskauer Rose LLP (contained in the opinion filed as Exhibit Number 5.1 to this registration statement)
24	.1**	Powers of Attorney (contained on the signature page to this registration statement)

*	To be filed by amendment.

**	Filed herewith.